Technical Report for the
El Valle, Carlés, La Brueva, and Godán Gold Deposits

Rio Narcea Gold Belt
Asturias, Spain

for

Buffalo Gold Ltd.
1111 West Georgia Street, 24th Floor
Vancouver, British Columbia V6E 4M3
CANADA

by
Alan C. Noble, P.E.
Ore Reserves Engineering
12254 Applewood Knolls Dr.
Lakewood, CO 80215
303-237-8271

with

Santiago González Nistal
Consulting Geologist
Oviedo, 33012, Spain

Lluís Boixet Marti
Senior Geologist
Rio Narcea Gold Mines, S.L.
Ribadeo, 27710 - Lugo, Spain

March 21, 2007

TABLE OF CONTENTS





TABLES

<u>**Page Number**</u>



FIGURES



LIST OF APPENDICES

1.0 SUMMARY

This report is a reissue of the technical report dated March 21, 2007 that was prepared by Ore Reserves Engineering (ORE) for Kinbauri Gold Corp. (KNB). This report is an independent, NI 43-101 compliant report of the exploration potential and resources for the El Valle, Carlés, La Brueva, and Godán gold deposits in the Rio Narcea Gold Belt, Asturias, Spain. The reissue of this report is intended to comply with NI 43-101 requirements as they apply to Buffalo Gold Ltd., who are a 25% shareholder in KNB since April 2007. The effective date of the report remains March 21, 2007.

1.1 Property Description, Location and Ownership

The Rio Narcea Gold belt is located in northwestern Spain within Oviedo Province (Asturias Community) approximately 35 km west of the Asturian capital city of Oviedo and about 30 km south of the north coast of Spain, as shown in Figure 1-1. The Asturias airport and the port city of Aviles are located approximately 40 km northeast of the property. The properties being acquired by Kinbauri (the properties) are situated in the municipalities of Salas and Belmonte de Miranda.

The properties are within a portion of the belt that has a length of 15 km and a width of 4 km, with a northeast-southwest orientation of the long axis. The terrain is hilly to mountainous and is dissected by numerous streams and rivers including the Rio Narcea River. The hills are generally grass-covered with intermittent wooded areas. Small scale farming is common throughout the area. As there is little industry or other sources of employment in the area, the local communities are supportive of continued mining operations as a source of well paying jobs.

The properties consist of 14 Exploitation Concessions comprising 4,298.19 hectares and 3 Investigation Permits comprising 592.5 hectares. The properties are currently the property of Rio Narcea Gold Mines, Ltd, who own them through two wholly-owned subsidiaries, Rio Narcea Gold Mines, S.L., and Naraval Gold, S.L. Rio Narcea previously operated the El Valle and Carlés mines on the properties. Rio Narcea determined that the properties no longer meet corporate objectives, however, and the operations were closed in December 2006. The mines and mill were then placed on care and maintenance and RNGM are selling the properties to Kinbauri pursuant to an Option Purchase Agreement dated February 15, 2007. The closing date for the purchase is scheduled on or before March 30, 2007.


Avilés
Soto del Barco
Gijón
Salas
Cornellana
Grado
Oviedo
Belmonte
Cangas de Narcea
N
Madrid
Salas
Cornellana
N-634
Godán-La Ortosa
AS-226
Carlés Mine
AS-15
Soto de los Infantes
San Cristóbal
La Brueva
Selviella
AS-15
El Valle-Boinás Mine
AS-310
Alvariza
Tuña
Boinás
Carricedo
Belmonte
AS-227

Figure 1-1 General Location of the Properties in Spain and Asturias *(Source KNB 2007)*

1.2 Geology and Mineralization

The Rio Narcea Gold Belt is located in the western portion of the Cantabrian Zone in the northwestern part of the Hercynian-age Iberian Massif. The Cantabrian Zone is the eastern foreland area that transitions to the west through the West Asturian-Leonese Zone toward the internal zones of the Hercynian orogenic belt. The Cantabrian Zone and the nearby West Asturian-Leonese Zone consist of a stratigraphic section of Paleozoic sedimentary rocks that range in age from Middle Cambrian to Permian.

Extensive early broad-scale folding and thrusting, and then normal faulting, are common in the region. Intrusions of Hercynian and later age have invaded the sedimentary package causing contact metamorphism and introducing hydrothermal solutions. Post-dating the igneous intrusions are high-angle normal faults that in turn predate early Tertiary sedimentation. The geologic situation is further complicated by Alpine thrusting, which may move older rocks over the Tertiary sediments and may also displace mineralization.

The Cantabrian Zone is characterized by unmetamorphosed sedimentary rocks (Cambrian through Carboniferous) consisting of approximately 3,500 meters of clastic and carbonate rocks. The lower pre-orogenic sequence of pre-Carboniferous Paleozoic rocks consists of shallow-water platform facies resting unconformably on upper Proterozoic turbidite facies deposits. The syn-orogenic Carboniferous sequence conformably overlies the lower Paleozoic sequence and consists of upper Carboniferous clastic sediments.

The West Asturian-Leonese Zone, located a short distance west of the Rio Narcea Gold Belt, consists of a nearly continuous series of siliciclastic rocks. Approximately 11,000 meters of these Cambrian through Ordovician sediments have been subjected to intense deformation.

Igneous rocks intruded the Cantabrian Zone, and especially the area of the Rio Narcea Gold Belt, in the late Hercynian (approximately 300 Ma) as stocks that caused contact metamorphism (skarn, hornfels, and marble) and released hydrothermal fluids producing deposits of copper and gold. The NE-SW oriented Rio Narcea fault system formed preferential sites for post-orogenic calc-alkaline intrusions. Compositions of these intrusions range from gabbro, diorite, granodiorite, quartz monzonite to granite with some of the more felsic stocks closely associated with hydrothermal events. Textures of these intrusions range from equigranular to porphyritic.

Late "subvolcanic" dikes, having ages of approximately 285 Ma, cut both the sedimentary rocks and earlier intrusions throughout the Rio Narcea Gold Belt, especially to the south in the vicinity of the El Valle-Boinás deposits. Compositions range from andesite to rhyolite. Many are quartz-feldspar porphyries that caused another hydrothermal episode that resulted in significant gold-enrichment where low-temperature epithermal solutions altered the mineralized skarns.

The Mesozoic and later stratigraphic record is largely absent in the western Cantabrian Zone as the region underwent extensive periods of uplift, erosion, normal faulting and fault reactivation. Tertiary sedimentation began in upper Eocene-lower Oligocene as alluvial deposits covered nearly all of the mineralized section in a topographic depression that was eroded along the Rio Narcea fault and fracture system.

El Valle-Boinás Deposits

As an example of hydrothermal mineralization in the Rio Narcea Gold Belt, the El Valle-Boinás area has two types of gold mineralization that are well defined. The first is mesothermal skarn mineralization related to the granite porphyry intrusive stock, and the second is a later epithermal event related to faulting and to the intrusion of subvolcanic quartz-feldspar porphyry dykes.

Copper-gold skarns have developed mainly along the contacts between igneous rocks and carbonate units creating two distinct types of skarn. The first is a calcic skarn related to limestone units, and the second is what is called ¨black skarn¨, which is related to dolomite

units (magnesian skarn). Calcic skarns consist mainly of garnet, pyroxene, and wollastonite. Magnesian skarns consist mainly of diopside with some interbedded forsterite.

Retrograde calcic skarns consist of epidote, quartz, calcite, magnetite, and sulphides (pyrite, arsenopyrite, and chalcopyrite). Gold mineralization in this type of skarn is erratic and mostly uneconomic. Retrograde magnesian black skarn is altered to tremolite, actinolite, serpentine, phlogopite and carbonate. The retrograde alteration and metallic mineralization is more intense in the black skarn. The metallic paragenesis consists of a first stage involving magnetite, pyrrhotite, chalcopyrite, with minor sphalerite, cubanite and arsenopyrite. A second later stage is made up of: chalcopyrite, bornite, magnetite and electrum as well as accessory Ag, Bi, Cu, Co and Ni sulphides and sulpharsenides.

Monzogranite, skarn, retrograde skarn and all existing lithologies have been affected and altered by at least two phases of epithermal mineralization which have resulted in silicification, argillization, sericitization and propylitization. These exhibit strong structural, as well as stratigraphic controls, especially at the Oville/Lancara contact and along stratigraphic breccias.

At El Valle-Boinás , reactivation of fracture zones (along NE-SW, E-W and NW-SE orientations) produced widespread brecciation and favored the emplacement of subvolcanic quartz-feldspar porphyry dykes. Of economic significance is the gold epithermal mineralization related to the jasperoids and jasperoid breccias related to structural and stratigraphic controls. Jasperoids formed by silicification of carbonate rocks are characterized by Au, As, Sb and Hg while jasperoids formed by silicification of previously mineralized skarn are characterized by Au, Ag, Cu, Bi, Te, As, Sb and Hg.

The final phase of alteration at El Valle was intense supergene oxidation of the upper mineralized sections.

Carlés Deposit

The Carlés gold deposit is a gold-copper bearing skarn developed predominantly in the Devonian limestones of the lower portion of the Rañeces Formation, along the northern margin of the Carlés granodiorite. The northern part of the granodiorite is in contact with the lower part of Rañeces Formation, and the south part of the intrusion is in contact with the siliciclastic Furada Formation.

The skarn is developed mainly in the Devonian limestones of the lower portion of the Rañeces Formation, along the north contact of the intrusion. It is continuous for over 1000 meters. It ranges in thickness from 1.5 meters to over 25 meters, dipping 50º - 90º to the outside of the granitic intrusion. The skarn is known over a vertical continuity of 400 meters and remains open at depth.

The Carlés skarn is of calcic composition and may develop an irregular endoskarn inside the intrusive body, as well as a zoned exoskarn. It consists of layers of garnet (grossularite-andradite composition) intercalated with layers of pyroxene skarn, mostly of hedenbergite

composition. Retrograde phases of the skarn results in the formation of irregular magnetite layers associated with amphibole. Inside these bands is where most of copper sulphides and gold mineralization occur. The more distal parts of the skarn are in contact with coarse grained marbles before reaching the non-altered limestones. The latter may show narrow intercalations of distal garnet-pyroxene incipient skarn.

Gold mineralization at Carlés is closely associated with copper sulphides, that consist of disseminated and patchy chalcopyrite and bornite which precipitate mainly in the magnetite zone. Other metallic minerals common in the skarn are arsenopyrite, löellingite, pyrrhotite and late stage pyrite. Accessory minerals in the deposit are hessite, bismuthinite, molybdenite, sphalerite, stannite and jamesonite. Gold occurs as electrum (43% Au and 57% Ag), associated with Cu sulphides.

The gold-copper mineralization occurs in thin layers called "capas" in Spanish, that vary in thickness from less than two meters to more than 15 meters at the west end of Carlés North. The average thickness of the gold-copper bearing zones in the underground mining operation has been about 4 meters.

1.3   Resource Estimate

The total estimated resources for the properties is summarized in Table 1-1 and 1-2.

Table 1-1
El Valle, Carlés, and La Brueva Deposits
Summary of Measured and Indicated Resource Estimates

Resource Type and Category	Tonnes	Gold g Au/t	Copper %Cu	Ounces Gold	Tonnes copper
Total Measured Sulfides	789,000	4.7	1.28	119,000	9,500
Total Indicated Sulfides	1,554,000	5.2	1.06	260,000	16,500
Total Measured +Indicated Sulfides	2,343,000	5.0	1.13	379,000	26,000
Total Indicated Oxides	251,000	12.1		98,000	
Total Indicated Oxides +Sulfides	1,805,000	6.0		358,000	
Total Measured+Indicated Oxides +Sulfides	2,594,000	5.7		477,000	

Table 1-2
El Valle, Carlés, and La Brueva Deposits
Summary of Inferred Resource Estimates

	Tonnes	Gold g Au/t	Copper %Cu	Ounces Gold	Tonnes copper
Total Inferred Sulfides	1,607,000	5.5	0.84	284,000	11,600
Total Inferred Oxides	1,552,000	11.5		561,000	
Total Inferred Oxides + Sulfides	3,159,000	8.3		845,000	

1.4   Conclusions

The Rio Narcea Gold Belt properties being acquired by Kinbauri represent an advanced exploration property, but with several remarkable advantages relative to the average exploration property including:

1.   It has a significant resource with identified targets that are open on one or more sides.

2   It has an established infrastructure including a mill that has proven ability to process the local ores with high metallurgical recoveries.

Thus, it lacks only one thing for successful operation: ore reserves. The Kinbauri plan is to expand the resource base, define easily accessible reserves, and bring the property back into production as follows:

1.   Delineate 3Mt resources with an average grade of no less than 8g Au/t before Cu credits; at least 2Mt to be delineated in higher grade material (107 Area; 2Mt, 10g/t diluted) remainder Black Skarn North (1Mt, 5g/t diluted). Area 107 currently has an estimated, inferred resource of 913,000 tonnes with and average grade of 11.7 g Au/t and is open at depth to the south where some of the best intersections are located. The Black Skarn North Zone currently has an estimated, inferred resource of 445,000 tonnes with 5.3 g Au/t and 0.8% Cu and is open to the east and west.

2.   Conduct engineering feasibility studies necessary to convert resources to ore reserves sufficient for 3 years production in order to quick-start operations.

3.   Delineate additional resources and develop ore reserves for an additional 3 years production.

4.   Continue to delineate resources and reserves to allow mining beyond 6 year mine life.

The key factor in accomplishing the above plan is the exploration potential of the property. The high quality of the exploration potential is demonstrated by the following:

1.   In the El Valle-Boinás area, where 868,000 ounces of gold has been mined, several specific targets have the potential to increase resources and reserves quickly.

2.   From the time Rio Narcea began the El Valle project in 1992, many areas having significant gold mineralization were discovered, and after the 1996 Feasibility Study additional gold deposits were discovered, such as: Sienna , Charnela , Caolinas, Black Skarn North, Charnela South, Area 107, and Area 208. Discovery of these deposits clearly indicates that the El Valle-Boinás area still has great potential for discovery of additional gold mineralization.

3.   Currently, several mineralized zones have a high potential for developing reserves for mining, because of both their proximity to existing mine workings and because of continuous, identified mineralized zones. These include Black Skarn North, Area 107, and Charnela South.

4.   Some locations may have potential to combine the mining of large tonnage, low grade deposits concurrently with small tonnage, high grade deposits.

5.   In addition to the El Valle-Boinás area, the Carlés area and many other deposits and exploration target areas have potential for increasing Kinbauri resources in the Rio Narcea Gold Belt.

6.   Kinbauri have presented a viable plan to explore the El Valle-Boinás area with the specific intent of expanding resources, defining reserves, and restarting mine production.

1.5   Recommendations

ORE recommends the following, which generally concur with Kinbauri's plan as presented to the Spanish Mining authorities:

1.   Commence underground drilling to define additional resources in Area 107 and the Black Skarn North Zone.

> Drilling   21 holes   Cost $1,695,000 CAD

ORE recommends that Kinbauri continue the high quality drilling, sampling, sample preparation, and assaying practices that were developed during the RNGM operations.

2.   Assuming positive results from the underground drilling, commence development of access drifts to Area 107 and the Black Skarn North Zone. This will be followed by a definition drilling program for Area 107 and Black Skarn North to define measured and indicated resources in those areas.

> a) Drifting   520 meters   Cost $1,666,000 CAD
> b) Drilling   60 holes   Cost $1,279,000 CAD

3.   Conduct test mining in Area 107 to evaluate geotechnical conditions and to confirm the continuity of mineralization. This may be done concurrently with the definition drilling program.

> Drifting   30 meters   Cost $92,000 CAD

4.   After the Area 107 and Black Skarn North exploration has been started Kinbauri should further explore other known targets such as Area 208, the El Valle Fault at depth, Carlés North and East at depth, and the gold/molybdenum zone at La Ortosa-Godan.

> Drilling   11 holes   Cost $638,000 CAD

5.   Kinbauri should create new resource models for those areas that are currently being estimated by the extensions of open pit resource models, such as the East Breccia, El Valle Fault, West El Valle Skarn, High Angle 1, and High Angle 2 zones. Resource models defined specifically for these zones would be more useful for underground resource estimation and as a guide for exploration of the zones. This work would be done primarily by in-house project technical staff with advise of an independent consultant. Costs are included in the project staff and overhead costs.

6.   RNGM previously used the internally developed software package, "RECMIN" in addition to the commercial package "Datamine" for resource evaluation and mine planning.   The RECMIN software is available to Kinbauri as shareware, but the Datamine license will not be transferred to Kinbauri. Although RECMIN is suitable for resource estimation purposes over the short term, technical support is not available, and it is recommended that Kinbauri evaluate purchase of a resource estimation and mine design software package such as Datamine. Cost of applicable software could range from $30,000 CAD to $60,000 CAD.

7.   As Kinbauri proceeds with its exploration programs, it must conduct feasibility studies to determine the best mining method for each zone and to establish a portion of the resources as reserves. As part of the feasibility studies, Kinbauri should review the Monica Zone resource with regard to potential reserves in that area. Data should continually be gathered to support these studies and conceptual mine design should ongoing process by Kinbauri. Feasibility studies would most likely be done in 2008 and would likely require the services of an independent consultant, which would cost in the range of $60,000 CAD to $175,000 CAD.


2.0   INTRODUCTION

2.1   Purpose of the Report

Kinbauri Gold Corp. (KNB) retained Ore Reserves Engineering (ORE) in February 2007, to compile a NI 43-101 Technical Report for the El Valle, Carlés, La Brueva, and Godán gold deposits in the Rio Narcea Gold Belt, which is located in Asturias, in northern Spain.   The current owner of the property is Rio Narcea Gold Mines, Ltd (RNGM) who have previously explored extensively in the area and have operated the El Valle-Boinás and Carlés Mines. They have now entered into an agreement to sell the properties to KNB. The RNGM ownership is through two wholly-owned subsidiaries, Rio Narcea Gold Mines, S.L., and Naraval Gold, S.L.

Buffalo Gold, Ltd. subsequently became a 25% shareholder in KNB and requested that this report be reissued in their name to comply with NI 43-101 requirements applicable to Buffalo Gold, Ltd.

The purpose of this Technical Report is to provide an independent assessment with regard to the exploration potential, gold resources, and further development of these properties. This report provides a technical summary of the exploration and development activities and results, and the currently defined mineral resource for the above named properties. KNB is currently working on the property and has plans for continued exploration and drilling on the property during the remainder of 2007.

2.2   Terms of Reference

The primary author of this report, Alan C. Noble, PE, visited the property during March 8 to March 11 of 2007. During that time, Mr. Noble toured the property, visited sites of recent exploration work, viewed diamond drill core, and reviewed various aspects of the project with project staff.

Mr. Noble is an engineering consultant in the areas of ore reserve estimation, geostatistics, ore sampling, grade control, mine planning, mining feasibility studies, and acquisitions evaluations. He has over 35 years experience on over 140 deposits throughout the world.

Mr. Noble previously worked on the properties from 1994 through 2005 for RNGM, during which time ORE directed sampling studies, evaluated drilling patterns for in-fill drilling, prepared gold resource and reserve estimates, and prepared open pit mine plans.   Mr. Noble previously visited the project on numerous occasions starting in 1995.

2.3   Sources of Information

The report is based on the author's familiarity with the project and on review of the published and unpublished geological, geophysical, and drilling data obtained from corporate and public sources.


In preparation of the technical report, ORE has used information owned by RNGM and KNB that has been amassed over more than 20 years of exploration and mining activity, starting from the late 1980s.

2.4   Units of Measure

All units of measure are metric unless otherwise stated. Units for ounces of gold are troy ounces equal to 31.10348 grams.

3.0 DISCLAIMER AND RELIANCE ON OTHER EXPERTS

Ore Reserves Engineering (ORE) has reviewed and analyzed data provided by Kinbauri Gold Corp. (KNB) and Rio Narcea Gold Mines (RNGM) and has drawn its own conclusions therefrom, augmented by its direct field examination. ORE has not carried out any independent exploration work, drilled any holes, nor carried out any independent sampling. Ore has supervised several sampling and assaying studies on the El Valle and Carles ores, but did not do independent sampling for the bulk of the drilling. The presence of gold on the property is substantiated, however, by extensive drilling and by production of gold by RNGM starting in 1993 and by historical mining activity dating back to Roman times.

Although ORE has relied upon the supplied data, and the accuracy of the ORE results and conclusions depend on the accuracy of the supplied data, ORE has no reason to believe that any of the data are unreliable or that any material facts have been withheld.

The information in Section 4.0, Property Description and Ownership, is based on information supplied by KNB and RNGM. ORE is not expert in mining property rights and, in particular, is not an expert in Spanish mining property rights. Kinbauri's attorney in Spain, Tomás R. Peñamaría, has provided the following statement regarding mineral rights:

"In addition, and in connection with the mineral rights, we have to state the following:

1.- *Felipe fracción 5ª (exploitation concession). A part of this concession has been leased, excluding gold, to METAZINCO ROCAS, S.A., for the term of two years (since February 24, 2006 until February 24, 2008), and in addition an option to purchase has been granted to the lessee. This option can be exercised until February 24, 2008. According to the verbal information provided by N. Gulías there is not gold in this part of the concession, anyways in the case that the lessee do not attend its obligations KNB, as owner of the mineral right, is always responsible before third parties including the Mining Authorities, but this will not apply in case of transfer of this part of the concession in favour of the lessee if they exercise the option.*

2.- *Plinio y Demasía and Segunda Ampliación Nueva Perdiz, in these exploitation concessions, the "caolin" (ore different than gold) has been leased but this is not an issue because the gold has been excluded from the lease agreements, anyways in the case that the lessees do not attend its obligations KNB, as owner of the mineral right, is always responsible before third parties including the Mining Authorities .*

According to the foregoing we must conclude that the mineral rights are in good standing."

With regard to surface rights Mr. Peñamaría states:



"After going through the documentation provided by the Belmonte de Miranda Land Registry, and after reviewing more than the 95% of the surface rights included in the transaction, we do confirm that the surface rights are held by RNGM unencumbered except for the mortgages that RNGM has already discharged according to verbal information provided by J. Colilla, anyways the registration of the mortgage cancellation deeds is still pending. If we find any issue in connection with this we will inform you next Monday morning, but we do not foresee to find issues which will have to be underlined.

In any case we will have from RNGM at closing a document stating their obligation to deliver the property free of encumbrances and RNGM's commitment to discharge the property and if this is not the case, including an escrow for those pending mortgages, as it is regulated in the OPA."

The information in Section 4.0 regarding environmental liabilities is believed to be valid, but ORE is not expert in environmental liabilities and is unable to establish this information as factual.

The primary author for the geologic descriptions in this report is Mr. Santiago González Nistal. Mr. González is a geologic consultant to Kinbauri and was formerly the Chief Geologist for the El Valle Project. The primary author for the history, property description, accessibility, climate, local resources infrastructure and physiography sections is Mr. Lluís Boixet. Mr. Boixet is a Senior Geologist with RNGM, who has been seconded by RNGM to Kinbauri.

ORE had primary responsibility for the El Valle-Boinas resource estimates and advised RNGM on the Carles resource estimate. The La Brueva and Godán resource estimates were prepared by RNGM and reviewed by ORE for this report. While ORE believes these resource models are reasonable, estimates of mineral resources are inherently subject to error. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive effects on the estimates. Actual results will inherently differ from estimates. Unforeseen events and uncontrollable factors include: geologic uncertainties, inherent sample variability, metal price fluctuations, variation in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

4.0   PROPERTY DESCRIPTION AND LOCATION

4.1   Location

The Rio Narcea Gold Belt is located in northwestern Spain within the Oviedo Province (Asturias Community) approximately 35 km actual distance west of the Asturian capital city of Oviedo and about 30 km actual distance south of the north coast of Spain at the Cantabrian Sea. Madrid is located 350 km by air southeast of the property. The Asturias airport and the port city of Aviles are located approximately 40 km northeast of the property. The Kinbauri properties are situated in the municipalities of Salas and Belmonte de Miranda. The most northerly of the properties is the Ortosa-Godán area, which is located approximately 3 km east of the village of Salas and 45 km by road from Oviedo. The Carles deposit and the La Brueva exploration target are located 50 km by road from Oviedo and 40 km from Cangas del Narcea.

The approximate center of the property is at latitude 43º 21'N, longitude 6º 16'W. Figure 4.1 shows the location and access of the Rio Narcea Gold Belt and the project area.

4.2   Type of Mineral Tenure

The mineral rights for the properties are held in the form of Spanish "Exploitation Concessions" (EC) and "Investigation Permits" (IP). The EC and IP are granted by the Spanish government, but have been delegated to the provincial authorities of Asturias in this case.

The EC provides the holder of the concession the right to extract minerals from a specified area, subject to approval from the Mining Authorities of an "Exploitation Plan".

An Investigation Permit provides the holder of the permit the right to investigate the resources in the permit area, subject to approval from the Mining Authorities of an "Investigation Plan". The holder has the right to carry out all types of exploration activities including geological studies, soil geochemistry, geophysics and drilling. If there is any activity on surface that the mining authorities believe may affect the environment, the company may be required to get additional approvals from environmental authorities.



Figure 4-1   Location of the project area within Spain and Asturias. *(Source KNB 2007)*

4.3   Property Boundaries

The properties include Exploitation Concessions (EC) within which all reserves and resources of the El Valle-Boinas, Carles, La Brueva, and Godán-La Ortosa deposits are located. Also included are adjacent Investigation Permits (IP) that are areas where resources have reasonable expansion potential. The ECs and IPs within the entire Rio Narcea Gold Belt are shown in Figure 4-1 and the individual areas are shown in Figures 4-2 to 4-5. The areas of the ECs are summarized in Table 4-1 and the areas of the IPs are shown in Table 4-2. The coordinates of the vertices of the individual properties are attached as Appendix A.



Figure 4-2   El Valle-Boinás Property Boundaries *(Source KNB 2007)*


722000
724000
4804000
4802000
4800000
N
E.C. Plinio + Demasía
E.C. 2ª Ampliación a Nueva Perdiz
I.P. Sierra Begega 2ª Fr
Millara
Antoñana
Villaverde
Bello
Selviella
Village
Old drill holes
Mineralizatio Type
Oxide
Skarn
Mineral Rights
Explotation concession
Investigation permit
0
1Km
Coordinates in UTM
Zone 29 European Datum 1950

Figure 4-3 La Brueva Property Boundaries *(Source KNB 2007)*



Village
Carlés mine
Mine
Adit
Mineralization Type
Skarn
Mineral Rights
Explotation concession
722000
724000
726000
728000
4810000
4808000
4806000
4804000
4802000
Otero
Godán
Viescas
La Vega
La Planadera
Soto de los Infantes
Villanueva
Quiñana
San Cristobal
Río Narcea
E.C. Felipe 9ª Fr.
E.C. Felipe 5ª Fr.
C.E. Magnética
E.C. Fortuna
E.C. Electra
E.C. Demasia a Electra
0 1 2Km
Coordinates in UTM
Zone 29 European Datum 1950

Figure 4-4 Carlés Property Boundaries *(Source KNB 2007)*


720000
722000
724000
4808000
4806000
4804000
Salas
Village
Old drill holes
Mineralization Type
Oxide
Skarn
Mo mineralization
Mineral Rights
Explotation concession
Otero
N
E.C. Plinio + Demasía
E.C. Aurita
E.C. Metamórfica
Godán
Viescas
La Vega
Soto de los Infantes
Narcea
0
1 Km
Coordinates in UTM
Zone 29 European Datum 1950

Figure 4-5 Godán-La Ortosa Property Boundaries *(Source KNB 2007)*

Table 4-1
Summary of Exploitation Concessions

Name	N°	Former Owner	Project	Area (Ha)	Annual Fees	Date Granted	Date Consolidated	Expiration Date
Pepito y Demasía	9,242	NARAVAL	La Brueva	193.00	75.16 €	03-Jan-1894	9-Jul-1986	9-Jul-2016
Fortuna	23,606	RNGM	CARLES	14.00	7.51 €	18-Aug-1932	12-Mar-1985	12-Mar-2015
Electra	23,768	RNGM	CARLES	25.00	11.27 €	25-Jun-1935	13-Mar-1986	13-Mar-2016
Magnética	23,959	RNGM	CARLES	39.00	15.03 €	4-Mar-1939	31-Mar-1986	31-Mar-2016
Metamorfica	23,996	NARAVAL	Ortosa-Godán	42.00	18.79 €	16-May-1940	14-Mar-1986	14-Mar-2016
Demasía a Electra	24,141	RNGM	CARLES	2.00	18.82 €	26-Aug-1940	13-Mar-1986	13-Mar-2016
Velazquez y Demasía	24,142	RNGM	ElValle-Boinás	271.00	105.23 €	1-Aug-1940	31-Mar-1986	31-Mar-2016
Aurita	26,385	NARAVAL	Ortosa-Godán	260.00	97.71 €	11-Jun-1959	14-Mar-1986	14-Mar-2016
Plinio y demasía	26,393	RNGM	Ortosa-Godán	1,297.62	462.27 €	11-Jun-1959	14-Mar-1986	14-Mar-2016
2ª Ampliación Nueva Perdiz	29,653	RNGM	La Brueva	232.00	90.19 €	19-Jun-1978	19-Jun-1978	19-Jun-2038
Mariluz y Demasía	29,781	NARAVAL	ElValle-Boinás	239.80	90.19 €	13-Jul-1972	10-Jan-1978	10-Jan-2068
UCA 2ª y Demasía	29,962	RNGM	ElValle-Boinás	189.77	71.40 €	31-May-1996		31-May-2026
Felipe fracción 5ª	30,030	RNGM	CARLES	1,371.00	52.61 €	26-Jul-1989		26-Jul-2019
Felipe fracción 9ª	30,030	RNGM	CARLES	122.00	48.85 €	26-Jul-1989		26-Jul-2019

Table 4-2
Summary of Investigations Permits

Name	N°	Former Owner	Project	Area (Ha)	Annual Fees	Date Granted	Date Consolidated	Expiration Date
Sierra Begega	30,272	NARAVAL	El Valle-Boinás	479.40	95.83 €	7-Mar-1995		12-Oct-2007
Rio Narcea	30,345	NARAVAL	El Valle-Boinás	84.90	16.91 €	13-Dec-1994		12-Oct-2007
Sierra Begega bis	30,272	NARAVAL	La Brueva	28.20		13-Dec-1994		12-Oct-2007

4.4   Property Description and Ownership

The properties consist of 14 Exploitation Concessions comprising 4,298.19 hectares and 3 Investigation Permits comprising 592.5 hectares. The properties are currently the property of Rio Narcea Gold Mines, Ltd, who own them through two wholly-owned subsidiaries, Rio Narcea Gold Mines, S.L., and Naraval Gold, S.L. Rio Narcea previously operated the El Valle and Carlés mines on the properties. Rio Narcea determined that the properties no longer meet corporate objectives, however, and the operations were closed in December 2006. The mines and mill then were placed on care and maintenance and RNGM are selling the properties to Kinbauri pursuant to an Option Purchase Agreement dated February 15, 2007.

Pursuant to the Option Purchase Agreement (OPA), exercised by Kinbauri España S.L., a wholly owned Spanish subsidiary of Kinbauri Gold Corp, on February 15, 2007, all assets in the Río Narcea Gold Belt, formerly owned by Río Narcea Gold Mines and Naraval, will become 100% the property of Kinbauri España S.L. subject to the payment of US$4,900,000 with closing scheduled on or before March 30, 2007. In addition to the purchase price, Kinbauri España is obligated to deliver reclamation bonds totaling 834,275.59 euros to RNGM no later than March 30, 2008, for parts of the property for which Kinbauri assumes the responsibility for reclamation. Under the terms of a Letter of Intent dated October 30, 2006, Kinbauri signed the OPA and has paid US$100,000 to RNGM on January 16, 2007.

The assets include:

1.   Mineral rights: Comprising the Exploitation Concessions (EC) within which all reserves and resources of the El Valle-Boinás, Carlés, La Brueva, and Godán-La Ortosa deposits are located. In addition, there are adjacent Investigation Permits (IP) that are areas where resources have reasonable expansion potential.

2.   "Exploitation Plan" for El Valle-Boinás and Carlés mines: In 1996 and 2000, the Mining Authorities approved the "El Valle-Boinas Exploitation Plan" and the "Carlés Exploitation Plan" respectively, which had previously been submitted by RNGM, including the respective environmental impact studies and the corresponding restoration plans for the "Mining area".

3.   Surface rights: Ownership or control of all land required to carry out mining activities is held in both the El Valle-Boinás and Carlés mines. The "old" tailings pond where restoration (by RNGM) will take place and other dumps that are in restoration at the El Valle mine are excluded from the purchase agreement. The Kinbauri surface rights, areas of RNGM reclamation responsibility, and Kinbauri reclamation responsibility are shown in Figure 4-6 for El Valle-Boinás and in Figure 4-7 for Carlés.

4.   El Valle mill and auxiliary facilities: A mill constructed in late 1997 is included with a name plate capacity of 600,000 tpy, but where subsequent expansions have enabled treatment of over 750,000 tpy depending on ore types. The installation includes the following circuits: a) primary crushing, ore stockpile and reclaim; b) SAG milling, ball

milling, and pebble crushing; c) several stages of flotation; d) concentrate thickening and filtration; e) gravity circuit (several stages of spirals, 3 Knelsons bowl concentrators and shaking tables); f) CIL circuit; g) cyanide destruction (INCO) system (including SO_2 storage); h) carbon regeneration; i) elution, electro-winning, calcining and smelting for doré production; j) reagent preparation; k) water recovery systems; l) gas storage; m) all other auxiliary installations including electrical supply and control boilers, gas heaters, blowers, compressors, etc.

5. Surface buildings for plant and mines: Offices, warehouses, maintenance shops, change houses, etc are included.

6. Surface facilities: Included are:a) a fire assay laboratory; b) a sample preparation laboratory with jaw crusher, roll mill, LM5, LM2, rotary and manual splitter, etc; and c) a core storage facility. There are also electrical power lines and substations for the Carlés and El Valle mines and also a complete telecommunication system providing phone line and fast internet and intranet connections for the various offices.

7. Underground workings: Included are all underground development for the El Valle and Carlés mines and auxiliary fixed installations such as main and auxiliary ventilation; pumping system; electrical distribution; clean water supply circuit. Also included are mine and surface treatment circuits, drainage, and water decant ponds.

8. Tailing facility at "El Valle pit": A lined pond with drainages and pumping system is included, but the facility has not been used with tailings. Permits are in place but exclude bonds (recoverable) required to operate with tailings.

9. Geological data: The files of all geological data for the properties, all available reports, core, sample rejects, duplicates, etc. are included.

10. Technical information: All operating manuals and technical reports, etc, relating to the El Valle-Boinás and Carlés operations are included.

11. Office supplies: The furniture, computers, etc, available at the offices are included. Licences and hardware keys for certain mining software such as Datamine, Wittle 4D, and GIS programs have been excluded.



Figure 4-6   Map of the El Valle-Boinás Area Showing Existing Facilities, Kinbauri
             Surface Ownership, and Area of Kinbauri Responsibility for Reclamation
             (Source KNB 2007)



Figure 4-7   Map of the Carlés Area Showing Existing Facilities, Kinbauri Surface
Ownership, and Area of Kinbauri Responsibility for Reclamation (Source KNB
2007)

The Spanish Exploitation Concession is granted by the Spanish government, but has been delegated to the provincial authorities of Asturias in this case. The EC provides the holder of the concession the right to extract minerals from a specified area, subject to approval from the Mining Authorities of an "Exploitation Plan". The Exploitation Plan includes the Environmental Impact Study and the subsequent Restoration Plan, which needs approval from Environmental Authorities. The El Valle-Boinás and Carlés Exploitation Plans and the respective Environmental Studies and Restoration Plans, approved in 1996 and in 2000, give the holder of the Exploitation Concessions the right to carry further investigation activity inside the "mining areas" with no other authorization except that from the Mining Authorities, which is achieved by submitting a complementary investigation plan annually. On January 31, 2007, Kinbauri España S.L. submitted a "Complementary Investigation Plan for 2007" to the mining authorities for El Valle-Boinás and one for Carlés in which all activity planned is located inside the "mining area" that was previously approved in the "Exploitation Plans".

At the same time, Kinbauri submitted a single "Complementary Investigation Plan", for La Brueva and Godán-La Ortosa projects, which needs no further authorization except for that from the mining authorities because there is no surface activity planned affecting the environment. Any activity on those projects that may affect the environment would require permission from the Environmental Authorities and an Environmental Study and the subsequent Restoration Plan would be required.

A Spanish Investigation Permit (IP) is granted by the Spanish government and provides the holder of the permit the right to investigate the resources in the permit area, subject to approval from the Mining Authorities of an "Investigation Plan". The holder has the right to carry out all types of exploration activities such as geological studies, soil geochemistry, geophysics and drilling. If there is any activity on surface that the mining authorities believe may affect the environment, the company must request permission from the Environmental Authorities and an Environmental Study and the subsequent Restoration Plan would be required. In the "Complementary Investigation Plans for 2007" submitted by Kinbauri on January 31, 2007, there is no activity to be carried out in any of the Investigation Permits.

Shown previously on Figures 4-6 and 4-7 are the "mining areas" for El Valle-Boinás and Carlés, according to the exploitation plans approved by the Mining Authorities in 1996 and 2000, respectively, plus the surface rights owned by Kinbauri España S.L inside the "Mining Areas". These are the areas that Kinbauri España S.L. must restore in the future according to the above mentioned exploitation plans and the corresponding restoration plans.

The property has been surveyed in several phases in the past by the companies INTOPCAR S.L. and INCAR as shown in Figure 4-7. These surveys include aerial photography of the area, creation of a photogrametric base map with contour level lines every 1m, and onsite ground surveying work, such as measuring a few strategic points in UTM coordinates, European datum 1950 (HUSO 29).

The "Mining Areas", including both open pit and underground development, have been surveyed and updated continuously by RNGM staff during the mining operations, for both the open pit and the underground development.

There are no royalties on the property, although there is minimal annual fee, which was shown previously in Tables 4-1 and 4-2.

4.5   Environmental Considerations

The primary environmental consideration for the property is that Kinbauri assumes the responsibility to reclaim portions of the property including: Zone A) The office plant and other installations at El Valle, plus the parking and adjacent area to Zone A; Zone B) The Boinás Underground Portal; Zone C) The new El Valle tailings pond in the El Valle Pit; Zone D) The Laboratory facilities. In addition, Kinbauri assumes responsibility for reclamation of part of the Carlés area.

In addition, RNGM is currently reclaiming the old tailings pond and is moving water from that area to the new tailings pond in the El Valle pit. The water in the new tailings pond currently contains sufficient sulfates, ammonia, copper, thiocyanate, and cyanide that it may not be released into the environment. RNGM staff advise that they plan to build a plant to treat the water in the old tailings plan, but plant has not yet been constructed nor has the final design for the plant been completed. According to the purchase agreement, RNGM operate the treatment plant for a period of one year after the Closing Date, after which the plant and any water in the new tailings pond, plant, holding ponds and pipelines becomes the responsibility of Kinbauri.

An additional area of minor concern is that nearly all area of the El Valle-Boinás and La Brueva properties are considered as areas of current distribution for the Asturian brown bear. The La Ortosa-Godán area is considered to be an area of potential distribution for bears. Classification as an area with the current distribution of bears may require additional permitting from environmental authorities in the La Brueva and La Ortosa-Godán areas. No additional approvals are required inside the area of the El Valle-Boinás Exploitation Plan, however, because the Exploitation Plan has been approved.

4.6   Archeological Considerations

Cultural heritage sites in the area include Roman workings, including old Roman pits, channels, ponds and fortified areas. The sites are shown in Figure 4-8 and any work carried out in those areas requires archaeological follow up by appropriate technical people.

4.7   Cultural Considerations

The northern projects (Carlés and Godán-La Ortosa) belong to the municipality of Salas and the southern projects (El Valle-Boinás and La Brueva) belong to the municipality of Belmonte de Miranda. It is significant that both municipalities are supportive of mining activity at the Carlés and El Valle-Boinás deposits. They have recently expressed in the local newspapers their optimism and satisfaction with the Option of Purchase Agreement exercised by Kinbauri España S.L.

The land use classifications in the project areas by the Municipalities of Salas and Belmonte de Miranda are seen in Figures 4-9 and 4-10, respectively. All the deposits are well inside areas classified as of "Mining interest" except the Godán-La Ortosa, which is classified as agrarian interest, and the northern part of the La Brueva, which is classified as "landscape" (scenic) interest. The regulations of the Municipality of Salas indicate that mining would be compatible in areas of agrarian interest or landscape interest in areas where an Exploitation Concession has been granted, such as at Godán-La Ortosa. The regulations of Belmonte de Miranda are more restrictive with respect to areas of landscape interest, such as the northern part of the La Brueva deposit. These limitations may restrict the ability of Kinbauri to drill or to conduct mining activities on the north side of the concession if they are not removed.


720000
725000
4805000
4800000
4795000
Oviedo
Salas
Otero
Godán
La Llanadera
Viescas
CARLÉS
La Vega
Soto de los Infantes
Carlés Mine
Villanueva
Oviñana
San Cristobal
Río Narcea
Millara
Antoñana
Villaverde
Bello
Selviella
Modreros
Pontigo
Begega
Valle-Boinás Mine
Carricedo
Belmonte de Miranda
Cezana
Balbona
Quintana
Alcedo
Vigaña
Dolia
San
0
2 Km
Coordinates in UTM - Zone 29
European Datum 1950
Legend
Mineral Rights
Open pit channel
Fortified areas

Figure 4-8 Locations of Roman Pits and Other Archeological Features *(Source KNB 2007)*


720000
722000
724000
726000
728000
4808000
4806000
4804000
Poles
Aciana
Oteiro
La Sala
Godán
La Planadera
Cermoño
Cortes
Balota
Ablaneda
El Pevidal
Viescas
Ovanes
Carlés
La Veiga
Narcea
Alava
Bárzana
Río
Soto de los Infantes
Concejo de Salas
Concejo de Grado
Concejo de Belmonte
Oviedo
Location map
0
1 Km
Coordinates in UTM - Zone 29
European Datum 1950
LEGEND
SPECIAL PROTECTION
AGRARIAN INTEREST
MINING INTEREST
LANDSCAPE INTEREST
VILLAGE

Figure 4-9 Land Use Classification Map for the Municipality of Salas *(Source KNB 2007)*



Figure 4-10   Land Use Classification Map for the Municipality of Belmonte de Miranda
(Source KNB 2007)

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Rio Narcea Gold belt is located in northwestern Spain within Oviedo Province (Asturias Community) approximately 35 km west of the Asturian capital city of Oviedo and about 30 km south of the north coast of Spain, as shown in Figure 5-1. The Asturias airport and the port city of Aviles are located approximately 40 km northeast of the property. The Kinbauri properties are situated in the municipalities of Salas and Belmonte de Miranda.

The Kinbauri properties are within a portion of the belt that has a length of 15 km and a width of 4 km, with a northeast-southwest orientation of the long axis. The terrain is hilly to mountainous and is dissected by numerous streams and rivers including the Rio Narcea River. The hills are generally grass-covered with intermittent wooded areas. Small scale farming is common throughout the area. As there is little industry and other sources of employment in the area, the local communities are supportive of continued mining operations as a source of well paying jobs.

The climate is temperate with an average temperature of 12ºC and about 1180 mm of annual precipitation. The previous open-pit mining operation at El Valle was operated without difficulty year round, although mining activity was often suspended in the pit bottoms during the wetter months of January and February.


Avilés
Soto del Barco
Gijón
Salas
Cornellana
Grado
Oviedo
Belmonte
Cangas de Narcea
N
Madrid
Salas
Cornellana
Godán-La Ortosa
Carlés Mine
Soto de los Infantes
San Cristóbal
La Brueva
Selviella
El Valle-Boinás Mine
Alvariza
Tuña
Boinás
Carricedo
Belmonte

Figure 5-1 General Location of the Properties in Spain and Asturias *(Source KNB 2007)*

The most northerly of the properties is the Ortosa-Godán area, which is located approximately 3 km south of the village of Salas and 40 km by road from Oviedo.

The Carles deposit is about 5 km southeast of Salas and 40km by road from Oviedo. Both deposits are located in the Municipality of Salas.

National road AS-15 and the Rio Narcea River both cross over Carlés deposit on the valley floor. A small, portable office is located at the Carlés site that has power, telephone and internet connection. A core storage warehouse is located near the Carlés deposit that contains drill cores from several other projects that were explored by Rio Narcea Gold Mines. The elevation at Carlés varies from 100 m at the lowest point on the Rio Narcea to 300 m at the small village of Carlés, which overlooks the deposit. An aerial photograph of the Carlés area is shown in Figure 5-2. The direction of view is northerly, the village of Carlés is at the to at the top of the photo, the Carles North pit is just below the village, and the portal at the bottom near the road.



Figure 5-2   Aerial photograph of the Carlés area. (Source RNGM 2005)

The La Brueva prospect is located 6 km northwest of the village of Belmonte and about 50 km by road from Oviedo. It is located in the northern part of the Municipality of Belmonte de Miranda. The prospect is accessed by a narrow paved road that starts from Selviella on AS-227 that continues west to El Valle-Boinás.

The El Valle-Boinás area is located in the west side of the municipality of Belmonte de Miranda and is 6 km west of the village of Belmonte. It is 15 km by road from Belmonte and 55 km by road from Oviedo. The population of Belmonte is about 800 people. The primary economic activity in the area is farming, and the area is covered with many small farmsteads and villages. There are two small paved roads that access the property from the east from Selviella and Alvariza and another from the west from Tuña. The roads are narrow and curvy and cross through steep, rugged topography. The two small villages of Boinás and Begega are the only villages of any size near the project. Elevations in the project area range from 380 m to 700 m. The aerial photograph of the El Valle-Boinás area in Figure 5-3 shows (clockwise from the left) the old tailings pond, the El Valle Pit, the Boinás Pit (backfilled), and the underground portal. The plant and office are at the center of the photograph.



Figure 5-3   Aerial photograph of the El Valle-Boinás area. (Source RNGM May 2006)

The final access to the plant and mine offices is over approximately 2 km of paved and dirt road from Begega on the north and 1 km of dirt road from Boinás on the south. Both of these roads are in reasonably good condition, except for a small portion of the Begega road around the west side of the El Valle open pit that is gradually disappearing because of slope failures in the pit wall. This section of the road will need to be relocated eventually and there is not currently room on Kinbauri surface rights to relocate the road. In addition, short portions of both the Begega and Boinás access roads wander off Kinbauri property over their entire length. The road issue is being reviewed by Kinbauri to find a solution, however, if necessary, land may be expropriated for access.

Power, telephone and internet are available at the El Valle Mine office, which also retains the computers and furniture from the Rio Narcea mining operation. Other surface buildings include the mill, warehouses, maintenance shops, change houses, laboratory, sample preparation and core storage including El Valle-Boinás and the rest of the Rio Narcea Gold Belt drillholes. Ample process water is available from de-watering of the Boinás East underground workings. The tailings facility that was used by Rio Narcea during its mining operations is now being closed and reclaimed. A new tailings facility was constructed by Rio Narcea at the bottom of the El Valle open pit and is currently being used for storage of contaminated water from the old tailings facility. Environmental approval has been granted for the new tailings facility, but final licensing is pending from the Asturias Municipality upon final provision of documentation to the Comision de Urbanism y Ordenacion de Territorio de Asturias. Kinbauri states that the license is expected in due course as there are no critical issues to resolve.

The project area has sufficient availability of non-technical personal from the surrounding area, although Kinbauri will need to train underground miners for the particular underground mining methods that will be required. In addition, experienced underground mining engineers are scarce in Spain, although intelligent, well educated mining engineers are available who could be trained by a more experienced expatriate staff. Sufficient high-quality geologic staff are available, including a number who have had direct experience in the Rio Narcea Gold Belt and the El Valle-Boinás operation.

6.0 HISTORY

6.1 General History

Workings of the Roman era trace the length of the Rio Narcea gold belt, which hosts the El Valle and Carlés mines. Some of the larger Roman workings include pits at these mines. The El Valle and Boinás Roman pits occur at both ends of the El Valle gold deposit and mineralized outcrops exposed in the pit walls were important in the discovery of the deposit. Just north of the village of El Valle, the Romans moved approximately 400,000 cubic metres of material. One kilometre to the southwest, near the village of Boinás, the volume of material has been estimated at 700,000 cubic metres.

Although minor amounts of gold continued to be extracted from the region through simple panning methods, little is known about the history of metal mining in the Rio Narcea belt from the time the Romans abandoned the area near the end of the second century until the 19th century. Some of the earliest modern mining interest in the belt is documented in public records as permits granted for iron exploration in the late 1800s. At the end of the 19th century and beginning of the 20th century, small copper mines were exploited at Carlés, Boinás and El Valle. During World War II, arsenopyrite was mined near Carlés.

Modern exploration of the Rio Narcea gold belt began in the 1970s by Spanish subsidiaries of multinational mining companies. In 1971 and 1972, while exploring the Salave gold deposit 60 kilometres to the northwest near the coastal village of Tapia, Gold Fields Española, S.A. (*"Gold Fields"*) conducted preliminary reconnaissance of the area near Salas and mapped the Carlés skarn. Gold Fields' work included soil and outcrop sampling, geochemical analyses and a surface magnetometer survey. Boliden Minerals A.B. (*"Boliden"*) came to the Rio Narcea belt through the Salave route in 1981. Focusing on the La Ortosa granodiorite, just south of Salas, Boliden conducted detailed geological mapping, and soil geochemical and geophysical surveys on a 600 metre by 500 metre grid prior to completing a seven hole, 1,085 metres, core drilling program on the La Ortosa intrusive. Boliden was followed by Exploraciones Mineras del Cantábrico S.A. (*"EMC"*) in 1985. EMC continued exploration in the area and drilled an additional three core holes for a total of 624 metres at La Ortosa and one hole to a depth of 346 metres at the Godán prospect.

Anglo American Company (*"Anglo"*) initiated the first systematic program of gold exploration in Rio Narcea gold belt in 1985. Focusing on skarn-related gold mineralization, Anglo concentrated their initial work in the vicinity of the Carlés intrusive while conducting exploration throughout the belt. The first phase of exploration at Carlés included 1:6,000 and 1:25,000 scale aerial photography, photo geologic and outcrop mapping at a scale of 1:1,000, collection and geochemical analysis of 253 outcrop samples and 240 soil samples, completion of 1,292 metres of percussion drilling in 25 holes and 13,147 metres of core drilling in 58 holes with mineralized intercepts assayed for gold, silver, copper and arsenic. Anglo's work also included geotechnical (Rock Quality Designation-RQD) studies and preliminary bench metallurgical test work.

By the end of 1990, Anglo, through a joint venture with Hullas del Coto Cortés, S.A. (*"HCC"*), had developed 910 metres of decline for access to +70, +40 and +18 levels, 200 metres of ore drives and 80 metres of raises at Carlés. Underground sampling work included the collection of 600 panel samples, 189 channel samples and 140 muck pile samples to determine the extent and continuity of the skarn mineralization in the deposit. A total of 90 samples weighing a total of 36 tonnes were sent to Anglo American Research Laboratories in Johannesburg, South Africa for large-scale metallurgical testwork. The underground drilling program included a total of 6,012 metres in 108 core holes. A feasibility study completed by Anglo in 1991 concluded that Carlés was technically feasible.

Along with its work on the Carlés project, Anglo expanded the exploration program in the Rio Narcea gold belt. During the Carlés exploration and predevelopment programs, Anglo and the Anglo/HCC joint venture mapped, at a 1:1000 scale, several of the Roman pits on the belt, collected 858 samples for analysis, conducted magnetometer and soil geochemical surveys at the El Valle deposit and Godán prospect, and initiated the first exploration drilling program to test these areas. By 1991, the joint venture had completed a total of 8,932 metres of core drilling in 43 holes including 4,555 metres in 26 holes at Boinás East (part of the El Valle mine), 3,474 metres in 13 core holes at El Valle and 903 metres in four core holes at the Godán prospect.

Drawn by the work of Anglo and HCC, Concord Services Inc. (*"Concord"*) a mining company from Denver, Colorado, U.S.A. established the wholly-owned Spanish subsidiary Concord Minera Asturiana (*"CMA"*) in April 1992 and joined Anglo and HCC to continue work on the project as operator for the joint venture. CMA began exploratory drilling on the Rio Narcea gold belt in January 1993 after the completion of detailed geological mapping between La Brueva and Boinás and trenching programs at the prospects of Santa Marina, Villaverde and La Brueva. By August 1993, CMA had completed the first round of drilling at El Valle and defined a zone of high-grade gold mineralization in the West Breccia over a strike length of 250 metres. At this time, CMA and HCC acquired Anglo's remaining interest in the joint venture and formed Rio Narcea, A.I.E., a company registered in Spain, to hold their interest in the properties and continue exploration on the Rio Narcea gold belt.

By the time of the its public listing in July of 1994, Rio Narcea A.I.E. and the precursor CMA/Anglo/HCC joint venture had completed an additional 9,727 metres of drilling in 50 holes on the Rio Narcea gold belt. The exploration program included 7,090 metres in 32 holes in the El Valle deposit, 371 metres in 3 holes at the Pontigo prospect, 577 metres in 3 holes at the Villaverde prospect, 541 metres in 4 holes at the Antoñana prospect, and 1,148 metres in 8 holes at the La Brueva prospect. Following its public listing, Rio Narcea commenced an advanced exploration drilling program at the El Valle deposit (now considered to include Boinás) while continuing exploratory drilling for additional deposits along the belt.

Rio Narcea expanded its exploration drilling program on the Rio Narcea gold belt through the remainder of 1994 and 1995 to delineate the mineralization at El Valle, while continuing to test targets at the Villaverde, Antoñana, Millara and La Brueva prospects. In August 1995, infill drilling commenced in the West El Valle zone.

Metallurgical, hydrological, geotechnical and sterilization drilling was completed on the El Valle deposit in the second quarter of 1996 with infill drilling continuing into the third quarter to delineate yet another zone of copper and gold mineralization referred to as the Black Skarn below the planned Boinás East open pit. Infill drilling for the feasibility study was completed in the West Breccia zone, the Boinás West zone and within the planned open pit of the Boinás East zone at the end of August 1996. The feasibility study on the El Valle project was completed in October 1996 by MinCorp Engineers & Constructors, a division of MinCorp Ltd. (*"MinCorp"*), based in Denver, Colorado. Infill drilling was initiated later in the year at Carlés, completing an additional 16,283 metres in 96 holes. By the end of 1997, drill spacing on the Carlés deposit was closed to approximately 25 metres to a depth of 100 metres below surface and a spacing of 50 metres to a depth of approximately 200 metres below surface. Contemporaneous with this program, mineralization in the form of a gold skarn was identified at the Godán prospect where an additional 5,656 metres were drilled in 17 holes prior to the end of 1998. RNGM continued to explore the properties through early 2006 and drilled 38,665 meters of core holes costing over 3.3 million Euros during the period 2004 through 2006.

6.2   El Valle - Boinás History

In 1995 and 1996 RNGM completed the Feasibility Study for the three deposits that confirmed technical and economic feasibility and recommended construction of an open-pit mine to exploit the deposits. The resource estimate for the Feasibility Study included 8 million tonnes of measured and indicated resource with an average grade of 4.6 g Au/t (1.2 million ounces gold) and 2.9 million tonnes of inferred resource with a grade of 3.7 g Au/t (0.3 million ounces gold). The open pit reserve was estimated as 0.7 million ounces of gold contained in 2.2 million tonnes at 5.7 g Au/t at El Valle, 1.0 million tonnes at 4.6 g Au/t at Boinás East, and 0.9 million tonnes at 5.0 g Au/t at Boinás West.

Rio Narcea started open pit operations at Boinás West in 1997 with pre-stripping of overburden. Production at Boinás West was 620,000 tonnes of ore averaging 5.22 g Au/t (104,000 ounces gold), plus 250,000 tonnes of low grade mineralization averaging 1.38 g Au/t (11000 ounces gold). Total production from the Boinás West pit was 115,000 ounces gold mainly produced during 1998.

Mining at Boinás West was followed by the Boinás East pit, which was mined in two phases during 1999 and 2001. The Boinás West pit was backfilled by waste material from the Boinás East open pit during 1999.

590,000 tonnes with a grade of 4.03 g Au/t and 0.37% Cu were mined in the first phase of Boinás East, and 622,496 tonnes averaging 5.79 g Au/t and 0.65 % Cu were mined in the second phase. The total amount for the two phases was 1,020,000 tonnes averaging 5.79 g Au/t and 0.52% Cu. (192,450 ounces). After finishing the operation in Boinás East the pit was filled with waste from the El Valle pit.

2,760,000 tonnes of ore were mined from the El Valle Pit in multiple phases. A total of 600,000 contained ounces of gold were produced from the El Valle open pit. Production from

the El Valle pit was significantly higher than the Feasibility Study estimate because production included the Caolinas Zone and the high grade Charnela Zone, which were not identified at the time of the Feasibility Study reserve estimate. Mining of the El Valle pit was finished in late summer 2003.

During 2002 and 2003 a feasibility study for underground mining at Boinás East was completed. A total of 850,000 tonnes with a grade of 4 g Au/t and 1.2 % Cu were estimated as underground reserves at that time. Underground mining at Boinás East was started in 2004, and since that time 314,000 tonnes with grades of 3.2 g Au/t and 1.0% Cu, were mined out from the Boinás East underground. RNGM closed the Boinás East underground in December 2006 because of continuing difficulties in mining the ore and maintaining acceptable levels of profitability. Exploration

6.3   Carlés History

The early work at Carlés by Anglo American included surface mapping, drilling, development of the decline to the +18 level, underground sampling in drifts and raises along the ore zone, and more detailed underground drilling to define the ore zones at Carlés East. This was followed by additional surface drilling by Rio Narcea in 1996. Surface mining in the Carlés North deposit was started in late 2000 and continued through 2002. Dewatering of the decline was started in 2002, followed by additional underground drilling, and finally underground production starting in late 2003. Underground production at Carlés continued through the end of 2006, at which time the mine was closed.

A total of 63,852 tonnes averaging 4.54 g Au/t (9,320 Oz) and 0.78% Cu have been mined from Carlés East open pit from 2000 until 2002. A total of 147,254 tonnes of ore have been mined at Carlés East by underground (23,972 oz Au) averaging 5.06 g Au/t and 0.95% Cu.

From 2000 to 2004 Rio Narcea exploited the upper part of Carlés North by open pit. A total of 241,381 tonnes averaging 4.43 g Au/t, 0.77% Cu and 2.14% As were mined resulting in a total production of 34,393 contained ounces of gold.

Between 2003 until late in 2006, a total of 296,464 tonnes were exploited underground from Carlés East and Carlés North averaging 5.11g Au/t, 0.76% Cu and 1.03% As (48,674 contained ounces of gold). The underground operation started at the +200m elevation and finished at the -10m elevation.

6.4   La Brueva History

Starting in late 1992 through early 1993 Concord (CMA) mapped and sampled the La Brueva surface exposure, then drilled 8 reverse circulation holes over the easternmost part of the structure. Some years later Rio Narcea drilled an exploration hole (LB-9) to test the possibility of epithermal mineralization in contact with the Lancara formation. Drill hole LB-9 cut garnet skarn mineralization anomalous in gold. In 2000 Rio Narcea and Barrick Gold carried out a joint venture to explore the Rio Narcea Gold Belt outside of the El Valle-Boinás

and Carlés mine areas. At La Brueva the JV completed a 909.45 m diamond drill program in La Brueva that intersected the structure 500 m to the east, but did not intersect ore-grade mineralization.

6.5   Godán - La Ortosa History

Boliden Minera AB carried out an exploration program in 1981 consisting of geological mapping, geochemical soil sampling, geophysical exploration (IP, EM) and 7 drill holes. From 1985 to 1986 Exploraciones Mineras del Cantábrico SA drilled three new holes into the Ortosa stock. Between 1986 and 1990 Anglo American Corporation created a new interpretation of the geology and drilled four holes. From 1996 up to the end of 2006 RNGM explored the property compiling all the data and drilling 3653.30 m core holes.

7.0   GEOLOGIC SETTING

7.1   Regional Geology

The Rio Narcea Gold Belt is located in the western portion of the Cantabrian Zone in the northwestern part of the Hercynian-age Iberian Massif. The Cantabrian Zone is the eastern foreland area that transitions to the west through the West Asturian-Leonese Zone toward the internal zones of the Hercynian orogenic belt. The Cantabrian Zone and the nearby West Asturian-Leonese Zone consist of a stratigraphic section of Paleozoic sedimentary rocks that range in age from Middle Cambrian to Permian. Extensive early broad-scale folding and thrusting, and then normal faulting are common in the region, and intrusions of Hercynian and later age have invaded the sedimentary package. Post-dating the igneous intrusions are high-angle normal faults that in turn predate Tertiary sedimentation. The geologic situation is further complicated by Alpine thrusting, which may move older rocks over the Tertiary sediments and may also displace mineralization.

The Iberian Massif represents the westernmost exposures of the European Variscides, which are a series of mountains and hills formed by the plate tectonic collision between Laurasia and Gondwana to form Pangea. They make up the southwestern limb of the arc formed by this chain in Western Europe and represent the largest exposure of pre-Permian rocks within the Iberian Peninsula. The Variscan Belt found in the northwestern Iberian Peninsula has been divided into four zones (Julivert et al., 1972; Farias et al., 1987). From east to west they include: the Cantabrian Zone, the West Asturian-Leonese Zone, the Central Iberian Zone, and the Galicia-Trâs-os-Montes Zone.


Galicia Trâs-os-Montes Zone
West Asturian-Leonese Zone
Cantabrian Zone
A
A'
N
0
50
100 Km
Mesozoic - Tertiary
Sinorogenic Stephanian deposits
Variscan granitoids
CANTABRIAN ZONE
Paleozoic rocks
WEST ASTURIAN LEONESE ZONE
Paleozoic rocks
Proterozoic rocks
CENTRAL IBERIAN ZONE
Paleozoic rocks
Proterozoic rocks
GALICIA TRAS OS MONTES ZONE
Allocthonous complex
Schistose domain of Galicia-Tras os Montes
ZGTM
A
ZCI
ZAOL
ZC
A'

Figure 7-1 Generalized Geologic Map of Northwestern Spain *(Source KNB 2007)*

7.1.1   Regional Geology of the Cantabrian Zone

The Cantabrian Zone is a typical foreland thrust belt, with an arcuate shape. It is characterized by an unmetamorphosed sedimentary succession that includes a pre-orogenic pre-Carboniferous Paleozoic sequence, with clastic and carbonate sediments of shallow-water platform facies resting unconformably on upper Proterozoic turbidite facies deposits. The Carboniferous section corresponds to a synorogenic clastic sequence in the upper Carboniferous. The Cantabrian Zone consists of a Cambrian through Carboniferous stratigraphic section of approximately 3500 meters of clastics and carbonates.

The West Asturian-Leonese Zone, located a short distance west of the Rio Narcea Gold Belt, consists of a nearly continuous series of siliciclastic rocks. Approximately 11,000 meters of these Cambrian through Ordovician sediments have been subjected to intense deformation.

The Variscan Orogeny gave rise to superficial thrust sheets with associated structures, especially folds. The deformation took place under shallow crustal conditions without metamorphism.

The project area is located along and near the western margin of the Cantabrian Zone.

7.1.2   Stratigraphy of the Cantabrian Zone

The project area is underlain mainly by Lower Paleozoic rocks and unconformably overlain in places by Tertiary sediments that fill a northeast-oriented channel eroded along the Rio Narcea fracture system. The lower stratigraphic section of the CZ includes the Láncara Formation (Cambrian limestone), which is underlain by Cambrian feldspathic sandstone. The limestone has a total thickness of some 250 m and constitutes the principle host rock for gold and copper mineralization at El Valle-Boinás. The thickness of the Láncara may be much thicker in some areas such as Boinás East, where the Láncara has been thrust over itself.

Overlying the Cambrian rocks are orthoquartzites of late Cambrian (Barrios Formation) to Ordovician age (Oville Formation). The Ordovician section is overlain by about 1500 m of carbonate and clastic rocks (mostly shales) that represent the Silurian, Devonian and lower Carboniferous in the region. About 100-300 m of black slate (lower Silurian Formigoso Formation) is overlain by 80 to 200 m of ferruginous intertidal to marginal marine sandstone (middle-upper Silurian Furada Formation), which constitutes the main host rock for gold mineralization at the Ortosa deposit in the north part of the gold belt.

Devonian stratigraphy in the Rio Narcea belt is represented by some 1250 m of limestone with interbedded sandstone and shale that comprises the Rañeces Series. This unit is the host for skarn gold-copper mineralization at the Carlés deposit.

During the Carboniferous, synorogenic sedimentation began with deposition of conglomerate and finished with coal beds. The sedimentation took place in small basins formed during the tectonic deformation related to the Variscan Orogeny.

Upper Eocene-Lower Oligocene alluvial sediments cover nearly all of the mineralized section in a topographic depression along the Rio Narcea fracture system. These sediments lie on an erosional unconformity above the Paleozoic bedrock and reach a maximum thickness of 130 m.

7.1.3   Structure of the Cantabrian Zone

The Variscan Orogeny (Mid-Devonian to Lower Carboniferous age) is responsible for the current structural characteristics of the Cantabrian Zone. Orogenic events took place under shallow crustal conditions and gave rise to superficial thrust sheets (with a thin-skinned geometry) having practically no internal deformation. The project area is located in the western part of the Cantabrian Zone, called the Somiedo Unit, which is made up of four minor stair-like thrusts. The lowest thrust unit is located below the Lancara Formation.

Later extensional events caused normal faults that controlled the emplacement of intrusions and provided conduits for metal-bearing hydrothermal fluids.

The latest tectonic event was the Alpine Orogeny of Tertiary age, which caused reactivation of existing structures (economically this event was important because it caused mineral remobilization and locally enrichment). Also slices of the Paleozoic section were thrust westward in places over Tertiary sediments. The overthrust Paleozoic section together with the Tertiary sediments hide much of the mineralized bedrock in all but a few recent valleys along the Rio Narcea Gold Belt.

7.1.4   Igneous Rocks of the Cantabrian Zone

Igneous activity took place at different times in the Cantabrian Zone. Minor volcanism took place during the upper Cambrian. Sediments of the Oville Formation are interbedded with several flows and sills of basalt and trachyte.

Intrusive activity began late during the Hercynian orogeny and continued intermittently through the Paleozoic. The NE-SW oriented fault system formed during the extensional event created preferential sites for post orogenic calc-alkaline intrusions, which produced skarn and hornfels in contact with carbonate and non-carbonate rocks respectively. Gold and copper mineralization is directly associated with the hydrothermal events resulting from the intrusions.

7.2   Geology of the Rio Narcea Gold Belt

The Rio Narcea Gold Belt is located in the western part of the Cantabrian Zone. It is a 45-km long and up to 4 km wide northeast-trending zone that is characterized by the alignment of Roman workings, mineral occurrences, Paleozoic sediments, Tertiary basins, fracture zones, and igneous intrusions.

The 15-km long central zone between Salas to the north and Boinás in the south, contains up to 11 gold zones that from north to south are: Ortosa, Godán, Carlés, La Brueva, Pando, Pepito, Antonaña, Villaverde-Pontigo, Mari Luz, Santa Marina and El Valle-Boinás. (Figure 7-3)



Figure 7-2   Geology of the Rio Narcea Gold Belt   *(Source KNB 2007)*

The Rio Narcea Gold Belt (RNGB) consists of a highly fractured zone, trending north-northeast, that crosscuts a section of Paleozoic sedimentary rocks ranging from carbonate to clastic in composition and from Middle Cambrian to Permian in age. On a regional scale these rocks have been thrusted and folded, showing a north-northeasterly regional trend, and have been intruded by several stages of late Hercynian igneous rocks.

High-angle faults, striking mainly subparallel to the regional NNE trend of the older structures, predate the igneous intrusions and the Tertiary continental sediments, which partly cover an anticlinal axis zone along the southern portion of the RNGB. From Boinás-El Valle in the south to La Brueva further to the north, the RNGB coincides with the axis of the Río Narcea anticline. North of La Brueva, however, the belt is truncated resulting in a north-northwest trend, as shown with the alignment of Carlés and La Ortosa gold deposits.

The Tertiary Alpine Orogeny caused reactivation of older structures in the southern part of the belt and resulted in thrusting that has been found to cut and displace some mineralization.

Gold mineralization in the Río Narcea Gold Belt consists mainly of two types:

- Gold-bearing copper skarn: related to the interaction between late Hercynian intrusions, mesothermal solutions, and carbonate host rocks; This is the primary type of gold deposit that may be affected by later events (favourable host rocks for skarn include the Lancara Formation at El Valle-Boinás and the Grupo Rañeces Formation at Carlés).
- Jasperoid type: related to subvolcanic dykes and epithermal solutions which cause silicification with argillization and sericitization, plus epigenetic, hypogene oxidation. This type of mineralization may overprint, remobilize, and enrich gold mineralization within the skarn deposits, as happened at El Valle. Also, this can form the breccia-style gold mineralization that produced higher grades at El Valle.

7.2.1 Stratigraphy of the Rio Nancea Gold Belt

The stratigraphic section for the Rio Narcea Gold Belt and the Cantabrian Zone is shown in Figure 7-3.


CARBONIFEROUS
Candamo-Baleares Fm.
DEVONIAN
Fameniense
Ermita Fm.
Fueyo Fm.
Frasniense
Piñeras-Noc. Fm.
Givetiense
Candás-Portilla Fm
Eifeliense
Naranco y Huergas Fm
Moniello-Sta Lucía Fm
Emsiense
Rañeces-La Vid Gr.
Aguión Fm
Ferroñes Fm
Bañugues
Praguiense
Nueva Fm
Lochkoviense
S Pedro-Furada Fm
SIL.
Ludjow-Prid.
Wenlock
Formigoso Fm
Llandovery
Viodo Mb
ORDOVICIAN
Castro Fm
Dobrotiviense
Luarca Fm
Oretaniense
Arenig
Barrios Fm (Tanes Mb)
Tremadoc ?
CAMBRIAN
Upper Cambrian
Oville Fm
Middle Cambrian
Láncara Fm
Lower Cambrian
Herrería Fm
PRECAMBRIAN
Narcea Fm
1000 m
500
0

Figure 7-3 Stratigraphic Section in the Rio Narcea Gold Belt *(Source KNB 2007)*

7.2.1.1 Cambro-Ordovician

The Paleozoic sedimentary section consists of the basal Lancara Formation, the Oville Formation, and the overlying Barrios Formation.

Lancara Formation

The core of the Rio Narcea anticline in this area contains the Lancara Formation, which is early-middle Cambrian in age and 100-225 m thick, but may be up to 450 m thick where it is thrust over itself. This unit is economically important because the limestones and dolomites are the most favourable stratigraphic hosts for gold mineralization at the El Valle-Boinás deposits. They consist of a lower organic-rich dolomite and an upper limestone member that is topped by a red fossiliferous limestone about 15 m thick. The dolomite is generally the better host for copper-gold mineralization.

Oville Formation

The Oville Formation of upper Cambrian age consists of interbedded shales and sandstones with an average thickness of 800 meters. In the El Valle-Boinás area shale members predominate whereas in the upper part of the formation the percentage of sandstone increases.

In places subeconomic gold-bearing hornfels can be found in the Oville Formation near intrusive contacts, where the shale or sandstone has been subjected to contact metamorphism.

Barrios Formation

The Barrios Formation of late Cambrian through Ordovican age is a prominent, cliff-forming white orthoquartzite some 700 m thick. It contains interbeds of shale and locally kaolin.

7.2.1.2 Silurian and Devonian (from Spiering et al. 2000)*

Along the northern and eastern flanks of the Rio Narcea anticline, the Ordovician section is overlain by approximately 1500 m of carbonates, clastics, including shales, that represent the Silurian, Devonian, and lower Carboniferous deposition in the region.

The Silurian section conformably overlies a depositional hiatus at the top of the Ordovician. The section is represented by 100-300 m of black slate belonging to the lower Silurian Formigoso Formation which is overlain by 80-200 m of ferruginous intertidal to marginal marine sandstone belonging to the middle-upper Silurian Furada Formation. The Furada formation constitutes the main host rock for gold mineralization at the Ortosa and Pando prospects.

The Devonian stratigraphic record is represented in the Rio Narcea belt by approximately 1250 m of limestone with interbedded sandstone and shale that comprise the Rañeces Series. Acting as the principle host for skarn mineralization at the Carlés deposit, the lower Devonian Nieva limestone forms the basal formation of the series with a local thickness of 250 m. The succeeding series includes 400 m of sandstone and slate of the Naranco Formation, and an additional 200 m of limestone and slate of the Candas Formation and nearly 400 m of ferruginous sandstone and quartzite of the Pineres Formation.

7.2.1.3 Tertiary Sediments

Upper Eocene-lower Oligocene alluvial sediments cover nearly all of the mineralized section along the Rio Narcea anticline in a topographic depression that was eroded along the Rio Narcea fracture system. At El Valle-Boinás, the Tertiary sediments lay on a near planar erosional unconformity above the Paleozoic bedrock at the 510 m level and reach a maximum thickness of 130 m near the toe of an Alpine thrust. The section consists of a basal conglomerate ranging from 1 to 10 m in thickness, (in places containing clasts of mineralized jasperoid), followed by a zone of sand and clayey sand with interbedded conglomerates that are overlain with a marley clay zone. This sequence is repeated in the thicker sections and capped with a light gray calcareous unit. Based on rodent teeth found in thin clay zones, the sequence has been assigned an age of 34-36 million years corresponding to the upper Eocene – lower Oligocene. The sediments were deposited as coalescing alluvial fans that evolve upward into a system of sandy alluvial flats that formed caliche horizons in arid times and calcareous micrites under later lacustrine conditions.

7.2.2   Structure of the Rio Narcea Gold Belt (from Spiering et al. 2000)

A regional unconformity truncates the upper Devonian section where small outcrops of sandstone and conglomerates represent the remnants of a thick Carboniferous section that develops toward the center of the sedimentary basin to form the coal-producing region of central and eastern Asturias. The unconformity reflects the Hercynian Orogeny which thrusted, folded and faulted the Paleozoic section giving rise to the formation of the northeast-trending Courio anticline and the Cornellana and Leiguarda syncline structures (Pérez Estaún and Bastida, 1990).

The history of deformation in the N20°E trending Rio Narcea anticline is more complex and extensive than apparent in the flanking synclines. This anticline is overturned to the northwest and the axial plane dips 45-70° to the southeast. The structure is affected by a number of relatively low-angle reverse faults that produced strong brecciation and a structurally prepared host rock especially at the contact between the siliciclastic Oville Formation and the carbonate rocks of the Láncara Formation. Reactivation of the northeast-trending fault structure during an extensive period of erosion was accompanied by hydrothermal activity occurring periodically through the end of the Paleozoic Era.

During the Mesozoic, the region underwent extensive periods of uplift, erosion, normal faulting and fault reactivation along northeast, northwest and east-west trends as the region adjusted to the opening of the Cantabrian Sea during late Triassic to early Cretaceous time. Streams carved valleys along the older mineralized fracture systems, forming a northeast-trending ridge along the east flank of the Rio Narcea anticline. The over-thrust Paleozoic section together with the underlying Tertiary sediments, hide the mineralized bedrock in all but a few recent valleys and Roman pits along the gold belt.

7.2.3   Igneous Rocks of the Salas-Belmonte Group

Several Upper Carboniferous (Wesphalian age around 300 Ma) intrusive igneous rocks are known along the Rio Narcea Gold Belt. The most important from north to south are the Ortosa-Godán, Carlés, Pando, La Brueva, Villaverde-Pontigo and El Valle-Boinás intrusives.

They consist mainly of stocks whose compositions range from gabbros, diorites, and granodiorites, quartz monzonites to monzogranites (Corretge et al, 1970; Martin Izard et al, 2000). Late rhyolite and andesite subvolcanic porphyry dykes (andesites to rhyolites) also are present throughout the Rio Narcea Gold Belt, especially in the south in the vicinity of El Valle-Boinás.

The Ortosa-Godán stock is located at the northwest part of the Rio Narcea Gold Belt. This intrusion is emplaced at the contact between the Rañeces Formation (Devonian) and the Furada Formation (Silurian). It covers an area of one square kilometre and it intruded along NW-SE structures mainly as dykes and sills of quartz-monzodiorite. It has been dated at 295 Ma.

The Carlés stock, which measures 700 m x 700 m, has been emplaced between the Rañeces and Furada Formations. Its composition corresponds to monzogranite. Adjacent to the northern part of the intrusion the Carlés skarn is developed in carbonates of the Rañeces Formation. Adjacent to the southern part, at the contact with Furada Formation, hornfels developed with some narrow skarn zones related to carbonate rocks interbedded in the siliciclastic formation. The Carlés intrusion yields an age of 305 +/-6 Ma (Sole et al, 1995).

The La Brueva quartz monzonite intrusion (approximately 500 m x 500 m in plan dimensions) is located in the north part of the Rio Narcea anticline, and it has been dated at 295 Ma. The stock intruded between the Oville and Barrios Formations and for that reason there is no skarn at surface related to this intrusion. At depth Rio Narcea drilled a hole (LB-9) that cut garnet skarn and which may be related to an interbedded carbonate horizon.

The Villaverde quartz monzonite intrusion is 700 meters long, it is elongated along the main northeast-trending belt. It is located in the core of the Rio Narcea anticline and intrudes the Lancara and Oville Formations. It has been dated at 295 Ma. Narrow skarn is developed at its contact with the Lancara Formation.

The Mari Luz system of porphyry sills and dykes (1 meter thick) have been mapped 1000 m east of Villaverde. Epithermal mineralization is associated with these intrusives.

The El Valle-Boinás stock is located at the southern end of the Rio Narcea Gold Belt. This intrusion was formed by two main events:
The first is a biotite-rich granite intrusion, which consists of an initial equigranular quartz monzonite phase. The second was a porphyritic monzogranite. The granite intruded along northeast-trending structures and it widens at the intersection between NE and NW faults. K-Ar dating yields an age of 306± Ma for the intrusions. Skarn mineralization is associated with the granite intrusion.

The granite was followed by the intrusion of quartz-feldspar porphyry dikes that crosscut all lithologies and have an age of 285+/-6 Ma. Epithermal mineralization is associated with the quartz-felspar porphyry dike event. The last magmatic event in the El Valle-Boinás area was the intrusion of diabase dykes crosscutting all previous lithologies. Geochronologic data (Martin Izard et al, 1998a) dates these dykes at 260 Ma. The diabase dikes are not associated with gold mineralization.

7.2.4   Metamorphism in the Rio Narcea Gold Belt

Metamorphism observed in the RNGB is related only to intrusion of the igneous rocks, which produced contact metamorphism in the sedimentary rocks. They produce hornfels in the clastic units and skarn in the carbonate units.

8.0   DEPOSIT TYPES

At El Valle-Boinás two types of gold mineralization are well defined. The first is a mesothermal skarn mineralization related to the intrusive events and the second is a later epithermal type related to intrusion of porphyry dykes.

8.1   Skarn-Type Deposits

Copper-gold skarns have developed mainly along the contact between igneous rock and carbonate units. Two different types of skarn have been recognized at El Valle-Boinás. The first is a calcic skarn related to limestone units, and the second is a magnesian skarn called ¨black skarn¨ that is related to dolomite units. Calcic skarns consist mainly of garnet, pyroxene, and wollastonite. Retrograde calcic skarns consist of epidote, quartz, calcite magnetite, and sulphides (pyrite, arsenopyrite, and chalcopyrite). Gold mineralization in this type of skarn is erratic and mostly uneconomic, although some calcic skarns produced ore in the open pits.

Magnesian skarns consist of diopside with some interbedded forsterite. Retrograde magnesian skarn is altered to tremolite, actinolite, serpentine and magnetite. Commonly it is accompanied by chalcopyrite, bornite, pyrrhotite, pyrite, and arsenopyrite, as well as disseminated electrum. The result of this retrogradation is development of a dark magnesian skarn. Geochemistry indicates a Cu-Ag-Au-As-Bi and Te association. Gold mineralization in this type of skarn is significantly higher grade than the calcic skarns and is generally a good target for underground mining. The magnesian skarns tend to have good continuity at cutoff grades below 2 g AuEq/t (AuEq equals equivalent gold based on the value of both copper and gold), but can be very difficult to predict above 3 g AuEq/t.

The copper-gold-bearing skarns at Carlés are generally calcic skarns composed of garnet and pyroxene. Better grade copper-gold mineralization is associated with high magnetite and bornite content that is localized in generally continuous, relatively thin (4 m thick) layers of retrograde skarn.

A different type of skarn is observed at Ortosa, where gold is deposited without copper mineralization. These skarns are calcic skarns formed as thin, discontinuous layers interbedded with hornfels and pyroxene hornfels.

8.2   Epithermal-Type Deposits

At the El Valle deposit, reactivation of fracture zones (along NE-SW, E-W and NW-SE orientations) produced widespread brecciation and favored the emplacement of porphyritic dykes. A low-temperature alteration and mineralization event is spatially and genetically associated with the subvolcanic porphyry dykes, which overprint all previous lithologies. Depending on host rock, there are different styles of hydrothermal alteration and mineralization, such as: sericite-adularia-carbonates (+ py-aspy) in granites and skarns;

hypogene oxidation and silicification in skarns (+ native copper and chalcocite), and silicification (+py) in dolomites.

Highest gold grades occur where the low-temperature mineralization overprints previously mineralized gold-copper skarn, forming jasperoid or semi-jasperoids with native copper and minor chalcocite and cuprite. The associated geochemistry is characterized by an increase in As, Sb, and Hg. This low-temperature event is the principle gold mineralizing episode at El Valle.

Gold, and in some cases base-metal mineralization, has been found in association with late tectonic breccias related to low-angle thrust faults at El Valle-Boinás. The origin of the gold mineralization in these structures is thought to be due to remobilization of previous skarn- or jasperoid-related gold mineralization. Gold associated with low-angle structures is important at El Valle-Boinás, where a significant percentage of the open pit minable gold mineralization extracted from the Boinás East zone came from this type of structure.

9.0   MINERALIZATION

9.1   El Valle- Boinás Area

The El Valle-Boinás copper-gold deposit is located in the southern part of the Rio Narcea Gold Belt, within the Cantabrian Zone. It is actually a group of several significant deposits related to the Boinás granitic intrusive (305 Ma) and carbonate rocks of the Lancara Formation (Cambrian age), as shown in Figure 9-1.

The gold mineralization system has a strike length of 2 km and a width of at least 0.5 km. The intrusive is elongated trending N35E with a length of 500 meters, its average thickness is 300 meters. A copper-gold mesothermal skarn was developed mainly along the contact between the igneous rock and the carbonate unit.

Late reactivation of the main northeast trending fracture system was accompanied by two or more phases of epithermal mineralization as well as the intrusion of porphyry dykes (285±4 Ma.). These events produced hypogene oxidation with further enrichment of gold, arsenic, antimony and mercury.

Rhyodacite dykes, which are always sericitized, were emplaced along fractures and breccia zones trending NNE.

The intense silicification along fractures and breccia zones resulted in the formation of hematitic jasperoid which is characterized by enrichment in gold, arsenic, antimony and mercury.


718500
719000
719500
4796500
4796000
4795500
BIXEGA
EL VALLE FAULT
EAST BRECCIA
CAOLINAS ZONE
D
CHARNELA ZONE
PROJECTION OF
BLACK SKARN
AREA - 208
BOINAS WEST
AREA - 107
BOINAS SOUTH
MONICA ZONE
HIGH ANGLE - 2
HIGH ANGLE - 1
Lithology
Oxide Mineralization
Jasperoid and granites
Skarn Mineralization
Porphyritic Intrusive
Projection Black Skarn North
Porphyry Dike
0
200 m
Coordinates in UTM Zone 29
European Datum 1950

Figure 9-1 Generalized Location of the El Valle- Boinás Deposits Relative to the Boinás Intrusive *(Source KNB 2007)*

9.1.1   Boinás West

Boinás West was mined in 1998 and the pit has now been backfilled with waste from the Boinás East open pit. Production totaled 114,888 ounces of gold in 868,000 t of ore that averaged 4.1 g Au/t and 0.36% Cu.

Boinás West was located on the west side of the main intrusive body. It was a tabular shaped zone of mineralized calcic skarn developed on the contact of the Boinás porphyritic granite with a thin (30 meters) block of limestones of the Lancara Formation. The footwall was hornfels formed from contact metamorphism of the Oville Formation. The ore body measured 250 meters long by 50 meters wide with a vertical continuity of around 100 meters. The deposit was covered by an average thickness of 40 meters of Tertiary sediments. A typical cross-section through the Boinás West deposit is shown in Figure 9-2.

The skarn was a pyroxene skarn, consisting of hedenbergite with some irregular bands of garnet skarn and irregular layers of wollastonite.

Where retrograded the Boinás West skarn consisted of epidote, quartz, calcite, magnetite and sulphides including pyrite, arsenopyrite and chalcopyrite. Most of the retrograde skarn was controlled by NE fracture systems.

The intrusive and the calcic skarn were cut by a N60°E to N70E steeply dipping fracture system, which controlled the emplacement of subvolcanic andesitic to rhyolitic porphyry dykes (285 Ma). Subsequent low temperature hydrothermal alteration caused silicification and oxidation. The thickness of the porphyry dykes varied from a few centimeters to 1.5 meters. There were up to 6 sets of dykes associated with the development of jasperoids and jasperoid breccias ranging in thickness from a few centimeters to 20 meters of oxide material.

The original skarn metallic mineralization (chalcopyrite, bornite, pyrrhotite, electrum, <pyrite) was altered to native copper and free gold.

Late post-mineral subvolcanic diabase dikes (255±5 Ma) crosscut the body and were always barren.



Figure 9-2   Typical Cross-Section through the Boinás West Deposit *(Source KNB 2007)*

9.1.2   Boinás East

Boinás East is a group of several ore zones associated with the southeastern part of the Boinás intrusive.

Boinás East was mined in two phases during 1999 and 2001, after that the open pit was filled with waste material from development at El Valle pit. 590,000 tonnes averaging 4.03 g Au/t and 0.37% Cu were mined in the first phase. 622,000 tonnes averaging 5.79 g Au/t and 0.66 % Cu were mined in the second phase. Total production was 192,450 contained ounces of gold.

Skarn Mineralization-Southern Part of Boinás East

The Boinás East zone is located at the southeast side of the main Boinás intrusion. The southern and southeastern part of the intrusion is a porphyry granite in contact with limestones of the Lancara Formation. A calcic skarn has developed along this contact that trends N35°E and is 30 m wide, 250 m long, and has a known vertical extent of 400 m. At depth this skarn wraps continuously around the south edge of the intrusive and connects with the Boinás South skarn.

Prograde calcic skarn consists of garnet, pyroxene (hedenbergite) and wollastonite. Retrograde calcic skarn consists of epidote, quartz, calcite, magnetite, amphibole, potassic feldspar, chlorite and sulphides (pyrite, arsenopyrite and chalcopyrite).

The upper part of this zone was mined in the open pit, but most of the mineralization in the calcic skarn is sub-economic for underground mining.

Skarn Mineralization-Monica Zone

As one moves north along the granite contact, the granite changes from porphyritic to equigranular and the orientation of the contact between the granite and Lancara changes almost 90 degrees from N35°E to N60°W. A calcic skarn related to the limestone unit of the Lancara has developed along the upper part of this contact, and a magnesian skarn has developed along the lower part of the contact where the Lancara Formation is dolomitic. The mineralized skarn block trends NW and is up to 40 m wide, 350 m long and has a vertical extent of at least 400 m, and is called the Monica Zone. It is open at depth although discontinuous hornfels have been intersected at depth that may indicate the bottom of the carbonate sequence is not much deeper.

Initial mineralogy in the magnesian skarn consists of forsterite which contains some diopside. It is graphite rich, reflecting metasomatism of the organic matter. Retrograde alteration of the magnesian skarn is characterized by abundant serpentine, tremolite, phlogopite, chlorite and carbonates with potassium feldspar. Metallic mineralization in the retrograded skarn consists of magnetite, pyrrhotite, arsenopyrite, chalcopyrite, bornite, bimuthinite and electrum. The geochemistry of the magnesium skarn is characterized by strongly anomalous Au, Ag and Cu and weakly anomalous Bi and Te.

The upper parts of the Monica Zone (Figure 9-3) have been oxidized and have formed jasperoids with low temperature gold mineralization. It is not clear if all the jasperoids, which were mined in the Boinás East pit were related to epithermal events or are due in part to supergene alteration. The epithermal events are characterized by sericitization, silicification, argillization and carbonatization accompanied by quartz, adularia and carbonate veins. Native gold and native copper with minor oxide copper make up the ore minerals.

Some narrow, high-angle epithermal structures (5 to 50 centimeters wide), trending N40°E crosscut the Monica Zone developing fine grained quartz-pyrite and hematite mineralization. Gold grades are somewhat higher in skarns in contact with epithermal structures.

The Boinás East open pit mined the Monica Zone down to an elevation of 345 meters above sea level. At this level 90% of the ore consisted of oxide material and 10% was related to skarn mineralization. Below this level (345 m) 160,000 tonnes were exploited by underground mining, retaining some material as resources. The oxide material decreases gradually with depth, disappearing at 300 meters elevation.

Although the Monica Zone still retains a large resource of copper-gold mineralized material, the grade is relatively low for underground mining and the rock in the upper portions is relatively weak, precluding lower cost bulk underground methods.



Figure 9-3   Typical Section through the Monica Zone   *(Source KNB 2007)*

High Angle 1 and High Angle 2

Epithermal gold mineralization in two high-angle faults, called HA1 and HA2, is related to N40°E trending premineral faults that provided conduits and rock preparation for injection of subvolcanic porphyritic dykes (285 +/-4 Ma) into the carbonate units. The zones are marked by intense silicification, argillization, sericitization and carbonatization accompanied by quartz, adularia and carbonate veins. The porphry dikes in HA1 and HA2 have been altered by hydrothermal fluids and broken by movement along the faults and are now observed only as altered, sericitized fragments in core. Hypogene oxidation is marked by high gold, arsenic, antimony, and mercury mineralization.

Gold mineralization in the fractured zones is relatively narrow, around 5 meters. They contain little jasperoid, but do contain abundant clays resulting from tectonic and hydrothermal events along the structures.

Around 25% of HA1 was exploited by open pit and the remainder is part of the current gold resource. No material was removed from the HA2 zone.

These structures remain open at depth.

A typical section through the HA1 and HA2 zones is shown in Figure 9-4.



Figure 9-4   Typical Section through the HA1 Zone, the HA2 Zone, and the NE-trending
Skarn Zone *(Source KNB 2007)*

9.1.3   El Valle

There are five main areas of mineralization in the El Valle area that are called the El Valle Fault, the Charnela Zone, the Black Skarn North and the Caolinas Zone. In addition, there is significant mineralization in patchy, irregular bodies of jasperoid breccia and oxidized skarn throughout the El Valle pit area.

El Valle Fault and Area 107

The El Valle Fault Zone is a single structure that trends north-south in the northern part of the El Valle pit, turns S55W in the central part, and finally turns to the southeast in the south as it exits the pit area. This zone is a fault zone that dips 75º to the east and is 10 meters wide in the north and south part of the structure and it is 35 meters wide in the central part. The widest parts measure up to 50 meters.

The El Valle Fault Zone is composed of jasperoids, jasperoid breccias, polymictic breccias and several sets of porphyry dykes. Deformation is more significant in the north and south part than in the central part where the open spaces were filled by intrusions of subvolcanic dykes. In those areas where tectonic events are more significant, clay minerals are present as mylonite as well as sections composed almost entirely of clay minerals. In some areas blocks of garnet skarn and intrusive rocks are found in the zone, suggesting that it was originally composed of skarn materials.

The El Valle Fault Zone was exploited in the El Valle open pit from 510 meters in the upper part (Tertiary contact), to 410 meters in the lower part. Almost 1,000,000 tonnes averaging 7.15 g/t gold have been mined out in this structure by open pit.

The structure is open to the north where the Santa Marina project is located. In this project Rio Narcea cut the structure with interesting results (SM 5 intercepted 6.62 g/t over 9.70 meters). To the southeast the El Valle fault is called Area 107, because it was hole 107 that discovered the continuity of the structure to the southeast.

The structure is also open at depth where some resources could not be mined by open pit because of high stripping ratios. The zone remains an important target for underground production.

Area 107 is the extension of the El Valle Fault as one moves southeast along strike. The mineralization in Area 107 is essential similar to the El Valle Fault mineralization.



Figure 9-5   Typical Section Through the El Valle Zone *(Source KNB 2007)*

Charnela Zone and Charnela South

The Charnela Zone is located in the south part of El Valle pit. It was discovered in 1999 while drilling to test the extension of ore zones in the open pit. The discovery hole (Val 139) intersected 56.4 meters averaging 38.4 g/t gold.

The zone had a strike length of 125 meters, a height of 90 meters, and average width of 15 meters in a near vertical structure. It trended N35E and was bounded on both the top and bottom by Alpine thrusts. The zone was composed of oxidized garnet skarn, and jasperoids in a clay matrix. Altered porphyries were also present and are closely related to the gold mineralization. The bottom benches in the pit showed fresh epithermal pyrite confirming the Charnela as an the epithermal event.

Over 300,000 tonnes were mined out in this area containing more than 150,000 ounces of gold.

The mineralization disappears at 370 meters elevation, and was probably truncated by an alpine thrust. Thus, further exploration was done to find the extension of the zone, and in 2001 drilling intersected the zone at 325 meters elevation. This new zone is now known as the Charnela South Zone. A typical section through the Charnela Zone is shown in Figure 9-6.

Black Skarn North

The Black Skarn North Zone is a zone copper-gold mineralization in magnesian skarn that lies on the contact of dolomitic rocks with the north side of the equigranular Boinás intrusive. Mineralization appears to be very similar to the Monica Zone mineralization. The Black Skarn North Zone lies just south of the Charnela South Zone and it is possible that high grade epithermal mineralization may be present at the intersection of the two zones.

West Skarn Zone

The West Skarn Zone is a thin band of skarn mineralization below the west side of the El Valle pit at the contact with hornfels.

East Breccia Zone

The East Breccia Zone is composed of two small units of oxidized, breccia-style mineralization that are located east of the El Valle Fault zone.



Figure 9-6   Typical Section Through the Charnela Zone   *(Source KNB 2007)*

Caolinas Zone

The Caolinas Zone was a zone of very altered, oxidized, and kaolinized rock in the northwest corner of the El Valle pit. High grade ore in this zone was associated with some narrow porphyry dykes. Mineralization was near vertical and had a strike of N35E.

Almost 150000 tonnes were mined out in this zone averaging 10.1 grams per tonne, containing over 50000 ounces of gold.

The area was eroded and covered by Tertiary sediments in the upper part, and faulted in the lower part. It appears that the Caolinas zone may be the upper part of the Charnela Zone that was displaced to the northwest by the Alpine thrust.

Other ¨irregular areas¨

Between the El Valle Fault Zone on the east and the Caolinas and Charnela Zones on the west, there were several small irregular bodies located inside, below and at the contact of the main equigranular intrusive.

Most of the gold mineralization was hosted in polymictic breccias composed of jasperoids, oxidized garnet skarn, and fragments of intrusive rock in a clay matrix. Due to extensive faulting the distribution of these gold zones was very irregular.

At El Valle 2,760,000 tonnes were mined out in different phases. A total of 600,000 contained ounces of gold were produced in the open pit, including the high grade Charnela Zone and the Caolinas area. The open pit production at El Valle finished in 2004.

9.2 Carlés Deposit

The Carlés gold deposit is a gold-copper bearing skarn developed predominantly in the Devonian limestones of the lower portion of the Rañeces Formation, along the northern margin of the Carlés granodiorite (Corretge et al, 1970), as shown in Figure 9-7. The Carlés intrusion is more or less circular in plan with a diameter of about 750 meters. The intrusion is located at the intersection of major faults (E-W, NE-SW and SE-NW) and it is bisected from west to east by the Rio Narcea river. The northern part of the granodiorite is in contact with the lower part of Rañeces Formation, and the south part of the intrusion is in contact with the siliciclastic Furada Formation.

Several late porphyritic and diabasic dykes crosscut the existing lithologies. These dykes do not contain gold.



Figure 9-7   Location of the Carlés Mineralized Zones relative to the Carlés Intrusive
(Source KNB 2007)

The skarn is developed mainly in the Devonian limestones of the lower portion of the Rañeces Formation, along the north contact of the intrusion. It is continuous for over 1000 meters. It ranges in thickness from 1.5 meters to over 25 meters, dipping 50º - 90º to the outside of the granitic intrusion. The skarn is known over a vertical continuity of 400 meters and remains open at depth.

The Carlés skarn is of calcic composition and may develop an irregular endoskarn inside the intrusive body, as well as a zoned exoskarn. It consists of layers of garnet (grossularite-andradite composition) intercalated with layers of pyroxene skarn, mostly of hedenbergite composition. Retrograde phases of the skarn results in the formation of irregular magnetite layers associated with amphibole. Inside these bands is where most of copper sulphides and gold mineralization occur. The more distal parts of the skarn are in contact with coarse grained marbles before reaching the non altered limestones. The latter may show narrow intercalations of distal garnet-pyroxene incipient skarn.

Gold mineralization at Carlés is closely associated with copper sulphides, that consist of disseminated and patchy chalcopyrite and bornite which precipitate mainly in the magnetite zone. Other metallic minerals common in the skarn are arsenopyrite, löellingite, pyrrhotite and late stage pyrite. Accessory minerals in the deposit are hessite, bismuthinite, molybdenite, sphalerite, stannite and jamesonite. Gold occurs as electrum (43% Au and 57% Ag), associated with Cu sulphides.

The gold-copper mineralization occurs in thin layers called "capas" in Spanish, that vary in thickness from less than two meters to more than 15 meters at the west end of Carlés North. The average thickness of the gold-copper bearing zones in the underground mining operation has been about 4 meters.

Mineralization at Carlés is divided into four parts: Carlés East, Carlés North, Carlés Northwest, and Carlés West.

9.2.1 Carlés East

Carlés East is located at the eastern part of the intrusion in two continuous bodies of skarn averaging 20m in thickness each and striking N45W. The skarn units are separated by a sill of granodiorite. In Carlés East, the granodiorite sills have been intruded along the original bedding of the limestone and gold–copper mineralization is developed within pyroxene bands that are generally parallel to the original bedding.

At Carlés East magnetite is scarce compared to Carlés North, and gold mineralization is mainly associated with chalcopyrite and bornite. The richest bornite zones tend to contain the highest gold grades.

RNGM defined 4 economic Au-Cu zones that have been named H, I, A and B, where H is farthest from the intrusion, and B is closest to the intrusion. Economic mineralization extends

200 meters horizontally and more than 200m down dip to -70m elevation. Au-Cu mineralization remains open at depth and laterally to the southeast.

The thickness of the ore zones vary from less than two meters to more than 10 meters, averaging 4m. Thickness and grades are higher in the upper portion of the deposit. Gold and copper grades in the upper portions are higher due to supergene enrichment.

Resources still exist below the +4m elevation, which was the lowest level mined.

9.2.2   Carlés North

This area is located at the north part of the intrusion and it consists of a single, continuous band of skarn mineralization on the contact between the Carlés Granodiorite and the Rañeces Formation. It corresponds to the same skarn as described in Carlés East, but strikes E-W following the shape of the intrusive.

Skarn mineralization has a dimensions of 350 meters along strike, 350 meters down dip, and a thickness of approximately 15 meters. The known extent of the deposit is from surface level at 275m s.l. to -75m s.l. elevation. The deposit is open at depth.

A set of alternating garnet and pyroxene bands of skarn have developed at the northern contact of the granodiorite with the Rañeces Fm. The ore zone consists of an irregular lens-shaped body of magnetite with good copper-gold mineralization in the pyroxene bands, that is located close to the contact with the marbles.

Gold mineralization is associated with copper sulphides, mostly chalcopyrite, bornite, and arsenopyrite. Gold occurs as electrum.

Ore in Carlés North is located in Layer M at the marble contact. It has been mined by open pit and later by underground work. It has a strike length of 150 m, it is well defined to 50 m s.l. elevation and it is open at depth.

Carlés North has been mined out down to the -10 m level, although part of the deposit between levels +30 m to +80 m has not been mined, and would be classified as proven ore if the mill was running. Carlés North is sparsely drilled and it is open at depth.

In the northwest part of Carlés North, an arm of granodiorite extends out in a NNW direction. In the skarn developed immediately to the east of the granodiorite, there is a mineralized zone, 20 m long by 5 m thick averaging 14 g Au/t and 1.0% Cu. This zone remains open at depth and it is a good target for new resources.

9.2.3   Carlés Northwest

This area is located to the west of Carlés North and it consists of a single band of skarn striking N25E. It measures 250 m long, 350 m down dip, and has an average thickness of 10 m. It is a

calcic skarn developed at the contact between the Carlés intrusion and the carbonate units of the lower portion of the Rañeces Formation. Garnet and pyroxene skarn bands have formed similar to the previously mentioned areas. Gold mineralization is associated with copper sulphides, mostly chalcopyrite and bornite with arsenopyrite. Gold and copper mineralization here is less continuous as compared to the Carlés East and Carlés North zones.

The zone has been drilled from surface on a 25 m x 25 m grid, but it has not been explored by underground development. Surface drilling has defined small Au-Cu bodies of subeconomic interest. Some of the best intersections come from drill holes Car-20 (19.4 g Au/t over 3.75 m) and Car-124 (18.0 g Au/t over 2 m) and those may warrant follow-up drilling.

9.2.4   Carlés West

The area is located in the west part of the Carlés intrusion. Au-Cu mineralization occurs in the transition between the Furada and Rañeces Formations. Several bands of skarn alternate with hornfels and interfingering sills of granodiorite.

In this area, the main gold mineralization trends NW and is well defined over 100m in length and 160m downdip. The thickness is very irregular due to the lenticular shape of most of the skarn bands which are intercalated with irregular bands of hornfels and irregular granodiorite sills.

The calcic skarn is made of intercalated bands of garnet and pyroxene. In places the pyroxene skarn is related to metamorphism of carbonate-rich layers in the siliciclastic rocks rather than metasomatic alteration of the limestone.

The pyroxene bands host lenses of chalcopyrite with minor bornite, arsenopyrite and pyrite. Gold occurs as electrum, associated with copper sulphides.

AAC and Rio Narcea drilled the zone from surface on a 25x25 m grid, but the area has not been explored underground.

9.3   La Brueva

The La Brueva gold deposit is 7 km northeast of the El Valle mine on a 40 meter wide, east-west trending fracture zone that cuts the Rio Narcea anticline almost perpendicular to the axial trend. At surface, the fracture zone is located in the contact between the Oville and Barrios Formations. Several million cubic meters of material were mined out from the La Brueva pit by the Romans.

At the eastern end of the pit, an oxidized, quartz-rich jasperoid breccia with partially oxidized patchy veins of arsenopyrite is prominently displayed in a road cut. A channel sample from the exposure assayed 4.15 g Au/t over a 15m true width. 11 holes have been drilled over the easternmost 200m of the breccia, defining an indicated resource of 64,000 ounces of gold in an ore shoot steeply plunging to the northeast.

The host fault structure for the La Brueva breccia was tested 500 meters to the west along strike by hole LB-12. The hole intercepted 46 meters averaging 0.5 g Au/t (including 5m at 2.2 g Au/t) and established the continuity of the mineralized zone over more than 1,300 meters of strike within which ore shoots of higher grade gold mineralization are possible. A typical cross-section through the La Brueva deposit is shown in Figure 9-8.



Figure 9-8   Cross section through the La Brueva deposit *(Source 2007)*

9.4   La Ortosa-Godán

La Ortosa-Godán is the northernmost of the exploration prospects presently identified in the Rio Narcea Belt. It is situated 3 km south of the municipality of Salas. It is located near the site of several small Roman pits excavated along the eastern margin of a granodiorite intrusive that measures 1.5 km in length and about 0.5 km in width on outcrop. The generalized geology of the La Ortosa-Godán area is shown in Figure 9-9.

The granodiorite body is in contact with the Furada Fm. to the west and carbonates of the overlying Rañeces Group to the east. This is the same stratigraphic section that hosts the copper-gold skarn mineralization at the Carlés mine. Unlike Carlés, however, Godán is mainly a gold skarn with strong similarities to the Hedley district of British Columbia.

The prospect consists of a gold-bearing skarn hosted in skarn and pyroxene hornfels. The skarns were created from thin carbonate horizons interbedded with siltstones of the upper part of the Furada Formation along the contact with the granodiorite intrusive.

Drilling has identified 3 gold-bearing zones with inferred resources. Two of the zones (Ortosa and Ortosa West) have an average thickness of 5 to 10m and an average grade of 7 g Au/t in very competent rock. Drill core from these two zones indicates a tight stratigraphic control for mineralization around the intrusion. The two zones, if continuous, would have a strike length greater than 1,200 m. There is also a possibility of overprinted epithermal mineralization at the intersection of the gold skarns with northeast structures that remains to be tested.

The Godán deposit is the third mineralized zone. It is located 700 m east of the main intrusion in Ortosa in an area with a Roman pit. The zone has been defined by 3 drill holes. Drill hole Sal-5x intercepted 13.7meters of silicified carbonate with arsenopyrite that averaged 1.9 g Au/t. Sal-6x tested the zone at a position 70m down dip and intercepted 1.9m of mineralization at 2.1 g Au/t. It also penetrated skarn and altered diorite that averaged 0.54 g Au/t and 0.15% molybdenum over a width of 54.05 m (including 0.45% Mo over 9.8 meters). This mineralized Au-Mo body remains completely open at depth and along strike.


Legend
Sedimentary rocks
Quaternary
Shales, marls. Rañeces Fm.
Marbles. Rañeces Fm.
Limestones and dolomites. Rañeces Fm.
Ferruginous sandstones (carbonates in the upper part). Furada Fm.
Igneous rocks
Diorite (Gabbro)
Granodiorite - Monzogranite
Metasomatic-Meramorphic rocks
Biotitic hornfels
Piroxenic hornfels
Skarn
Alteration / Mineralization
Propylitic-sericitic alteration
Jasperoids (+/- brecciated)
Breccia
Plinio + Demasía
Aurita
Metamórfica
0 500 m
Coordinates in UTM - Zone 29
European Datum 1950

Figure 9-9 Geologic Map and Section for La Ortosa - Godán *(Source KNB 2007)*

10.0 EXPLORATION

The copper-gold deposits in the Rio Narcea Gold belt are complex deposits that present challenges for exploration. The original mineral deposits are usually internally complex skarn deposits that have been subjected to epithermal alteration and remobilization of the mineralization, plus displacement and distortion by both high angle and thrust faults. In addition, individual ore zones may be high-grade, but relatively small and difficult to locate. For example, the Charnela Zone contained 150,000 ounces gold in a volume that was only 15-20m wide, 200 m long, and less than 100 m high.

Despite these challenges, the area is sufficiently well mineralized that continued exploration at El Valle-Boinás found enough new resources to extend RNGM's mine life by 24% and to increase the amount of gold mined by 43% over the reserve at the beginning of mining. Key discoveries that extended mine life include the Sienna Zone at the east side of Boinás East, the Charnela Zone on the southern part of the El Valle pit, and the Caolinas Zone on the west edge of the El Valle pit.

The Black Skarn North was discovered in 2001 by underground drilling at the north boundary of the main Boinás intrusive. The discovery drill hole, Val 1001, intersected 3.2 g Au/t and 0.54% copper over 46 meters, which includes high grade areas containing 10.17 g Au/t and 2.4% Cu over 7.60 meters. At the same time, the Charnela South was also discovered by underground drilling.

In 2003, a program looking for deeper mineralization east of the El Valle pit discovered the Area 208 zone by intersecting mineralization from a deep surface hole. This was followed by further drilling from the bottom of the El Valle open pit and the first drill hole, Val 208, intersected 10.80 g Au/t over 51.10 meters near the open pit and another zone with 13 g Au/t over 5 meters further east of the pit.

At the same time, underground drilling extended the resources in Area 107 to the south, with a strong indication of higher-grade resources for underground mining.

10.1   Kinbauri Exploration Plan

Kinbauri's plan is to define resources and then reserves sufficient to maintain mining and milling operations for at least 5 years with an annual production of 570,000 tonnes/year. Based on a plan of systematic exploration, Kinbauri then expects to discover and increase the reserves for continued operations for many years after restarting mining operations. Kinbauri's first priority is to increase resources and define reserves in Area 107 and the Black Skarn North areas, which already have identified resources and good potential for expansion.

Kinbauri will start with a first phase of 7000 meters of underground holes, mainly in the Black Skarn North and Area 107. Following the initial phase of drilling, 350 m of access drifts are planned to reach the Black Skarn North zone and 170 m to reach the Area 107. Drifting to

Area 107 will be followed by 30 meters of drifting on the mineralized zone to test ground conditions and to prove continuity of mineralization.

Following completion of access drifts, 2,500 m of definition drilling will be done in the Black Skarn North and 3,500 meters of drilling in Area 107. The objective of this phase is to convert as much of the resources to reserves as is possible.

In addition to the underground drilling at El Valle-Boinás, 6 surface holes are planned to further explore Area 208, thus developing that zone as a more clearly defined target for development drilling. At Carlés, drilling programs are planned in Carlés North and East to explore the continuity and grades of the open skarn at depth. Another small drilling program is planned at Godán La Ortosa to test the gold and molybdenum zones. (600 meters).

10.2   El Valle-Boinás Area Targets

10.2.1 Area 107

This is a steeply dipping structure that contains oxidized, brecciated and partially silicified rocks. It is one of the better underdeveloped targets in the El Valle - Boinás area. Area 107 has a currently known strike length of 500 meters and a vertical extent of 400 meters. The zone has an estimated, inferred resource of 836,000 tonnes with and average grade of 11.3 g Au/t and is open at depth to the south where some of the best intersections are located.

The footwall of the structure consists of oxidized shales and sandstones in the upper part and carbonate rocks in the lower part. In the upper part there are several interesting intersections with good continuity, but the best intersections are at depth in contact with carbonate rocks. For example, the last hole drilled from the access to the Black Skarn North (Val 1074) intersected 10.1 meters with 5.8 g Au/t including 1.6 meters with 32.8 g Au/t. Another hole, Val 1066, located 60 meters to the north, which is the deepest hole drilled in that section intersected 9.38 g Au/t over 17.80 meters at 175 meters elevation. In the same section at 275 meters elevation the hole Val 1059 intersected 50.98 g Au/t over 6.45 meters.

The potential for this zone is excellent and the zone can be drilled without significant underground development. The focus of exploration in Area 107 will be to extend the zone before defining the existing resources in detail, and thus maximize the increase in resources. Kinbauri also believes that grades may be better at depth because of the possibility of a black skarn host rock with high original copper and gold content. A typical cross-section through Area 107 is shown in Figure 10-1.



Figure 10-1   Cross-section Through Area 107. *(Source KNB 2007)*

10.2.2 Black Skarn North

This copper-gold bearing magnesian skarn is developed on the northern edge of the equigranular Boinás intrusive. Mineralization is quite similar to the black skarn in the Monica zone, but the geotechnical conditions are much better than the Monica Zone. The Black Skarn North zone is defined over 430 meters length, with good potential for extensions.

One of the last holes drilled to explore Area 107 intersected a section of black skarn 125 m further east of the previously known extent of the Black Skarn North. This hole, Val 1074, intersected 44.5 meters with 2.2 g Au/t and 0.67% copper, including a high grade portion of 5.85 m with 4.94 g Au/t and 1.15 % copper. Another significant drill hole is Val 1038, which was drilled from south to north in the central part of the body to check the true thickness of the zone. This hole intersected 36.10 meters with 8.09 g Au/t and 1.63% copper and is the only hole drilled in this area with oxide mineralization. These holes were drilled after the resource estimate was completed for the Black Skarn North and are not included in the estimate.

The Black Skarn North is a first priority for Kinbauri, who plan to start exploration in that area soon after of the purchase is completed. Assuming that the Black Skarn North has geotechnical characteristics suitable for larger-scale mining using open stoping methods, it could be a significant resource that is cheap and relatively easy to mine. A particular challenge for Kinbauri is to find a mining method that allows a low cutoff since the available tonnage almost doubles between a cutoff of 3 g AuEq/t and 2g AuEq/t.

In addition to the skarn mineralization, higher-grade epithermal mineralization is also possible where high-angle structures, particularly Charnela-type structures, cross-cut the skarn deposit. A simplified cross-section through the Black Skarn North Zone is shown in Figure 10-2.

The Black Skarn North Zone has an estimated, inferred resource of 445,000 tonnes with 5.3 g Au/t and 0.8% Cu and is open to the east and west.



Figure 10-2   Simplified Cross-section Through the Black Skarn North Zone *(Source KNB 2007)*

10.3   Second Priority Deposits, El Valle-Boinás

10.3.1 Charnela South

Charnela Zone was a magic word at El Valle Mine. This epithermal structure related to subvolcanic porphyry dykes, produced more than 150,000 ounces in 300,000 tonnes in the open pit. In 2001, drill hole Val 1005 discovered the continuation of the Charnela Zone deeper to the south and the new zone was called Charnela South. The discovery hole intercepted 25.0g Au/t over 5.50 meters. This hole was followed by further exploration to define resources and later to convert the resources into reserves. Following this drilling, RNGM did a feasibility study and defined a reserve, but those reserves were downgraded to resources following the decision to close the mine.

Kinbauri does not plan near-term exploration for Charnela South, since the resource is well defined. As Kinbauri progresses toward definition of ore reserves, however, drifting will be required on the structures to confirm continuity and to evaluate geotechnical conditions.

10.3.2 Mónica Zone

This is a large, internally complex deposit in which the potential ore is copper-gold mineralization in magnesian skarn. The Mónica Zone has been exploited partially by underground by Rio Narcea, who had a great deal of difficulty mining the deposit. The primary problem experienced by Rio Narcea was that the upper portion is fractured and partially weathered so that cut-and-fill mining was the only technically feasible method for mining. RNGM successfully mined a few blasthole stopes in the deeper portions, which were less fractured and stronger. Although the deposit has sufficient size and continuity at lower cutoffs to suggest bulk mining methods such as sublevel caving, those methods were precluded because the deposit is underneath the open pit, which was backfilled and now contains saturated waste material.

Although the Mónica Zone is well defined down to the 75 m elevation, the east side of the zone is open and remains an exploration possibility. There are also a few interesting intersections related to epithermal mineralization, for instance drill hole Boi 154 intersected, 23.11 g Au/t over 6.40 meters at 40 meters elevation in the central part of the Monica Zone.

10.3.3 High Angle 1 (HA1)

This steeply dipping structure, where the rock is oxidized, brecciated and partially silicified, is located at the southeastern part of the El Valle-Boinás project. The upper part of High Angle 1 (HA1) was exploited by open pit, but some resources remain below 400 meters elevation.

HA1 has been drilled by both surface holes and a few underground holes and there remains a small resource. Further exploration on HA1 is a low priority due to the lack of continuous high grade areas. Taking into account that the geotechnical conditions are improving with depth

along with some good grade intersections, this will be a future exploration target. For example, drill hole Boi 28, located at the south part of the structure, intercepted two gold zones measuring 11.75 m with 10.6 g Au/t and 5.50 m at 12.28 g Au/t at 325 m elevation. Val 37 intercepted 4.45 m at 6 g Au/t and 0.9% copper and another zone with 5.3 g Au/t and 1.1% copper over 7.85 meters at level 260.

10.3.4 High Angle 2 (HA2)

There are about a dozen surface and underground holes that define the current resources calculated in this area. High Angle 2 is still open as there is no drilling below 275 meters elevation or on-strike to the south. Every hole that has been drilled in HA2, has had high grade intersections, indicating good continuity. An oddity of this structure is that it contains more than 1% copper, which is unusual for an epithermal structure in this area. It is possible that the copper has been remobilized from nearby skarn mineralization that has not yet been observed in drilling.

The last hole drilled by RNGM in HA2 extended mineralization 100 meters further to the south than the previous southern-most intersection. That hole intercepted 4.4 g Au/t over 5.05 meters, including a zone of 15.17 g Au/t over 1 meter true thickness. This zone will be a future underground exploration target for Kinbauri.

10.3.5 Area 208

In 2003, a drill program by RNGM involved exploring for structures parallel to, and east of the El Valle Fault. Hole Val 194, drilled from surface 125 meters east of the El Valle Fault intercepted more than 100 meters of epithermal mineralization. Val 208 was drilled from the bottom of the pit towards the east to evaluate these structures in more detail. Two main zones were discovered by this hole: near the pit it intercepted 10.80 g Au/t over 51.10 meters, followed by another intersection of 13.5 g Au/t over 5.75 meters. About 20 holes were drilled from the open pit to determine whether this mineralization could be mined by open pit, but it was determined that the stripping ratio was too high.

Kinbauri is planning a drill program to extend the Area 208 following the first priority targets. 1750 meters of surface holes are planned for this area during 2007.

10.3.6 El Valle Fault at Depth

The El Valle Fault was mined by open pit down to the 400 m elevation, at which point the stripping ratio was too high to continue open pit mining. The structure remains open at depth with more or less the same structural and lithological characteristics. It has been evaluated by surface holes down to the 350 m elevation, but it is untested below that. It is possible that the structure will continue at depth, but it is also possible that the structure has been displaced by an Alpine thrust and that Area 208 is actually the deeper part of the El Valle Fault.

Kinbauri plans to explore the El Valle Fault at depth in combination with some of the drilling in Area 208.

10.4   Carlés

The Carlés East deposit has been mined out to +4 meters elevation, but a decline was driven down the -60 m elevation. Infill drilling was done by RNGM to define the resources between the 4 m elevation down to the -75 m elevation. Based on this drilling, it appears that the layers exploited in the upper part become more irregular and discontinuous at depth. One deep hole located in the south part of Carlés East, however, cut 25 meters of skarn (true thickness) with 6.5 g Au/t over 1 meter.

Kinbauri is planning to test the continuity of the skarn at depth and to look for ore-grade intersections. Kinbauri plans to complete a small drilling program (300 meters) in Carlés East to explore for economic copper-gold mineralization at -125 m elevation.

At Carlés North the underground mine started at 200 meters elevation and finished at the -10 m elevation. Part of the copper-gold mineralization between the 30 m elevation and the 80 m was prepared for mining by RNGM, but it was not mined. In fill drilling at Carlés North has defined ore-grade copper-gold mineralization down to the -50 m elevation. Below this level there are just two underground holes and one surface hole with very good intersections. Hole CN1052 contains 6.5 g Au/t over 11 meters including 16.8 g Au/t over 1.95 meters. CN 1047 contains two zones, the first one with 12.7 g Au/t and 1.6% copper over 1.85 meters and the second one with 7.55 g Au/t and 0.6% copper over 1.6 meters. Surface hole C47 intercepted 7.01 g Au/t and 0.5% copper over 6.23 meters. Almost all the intersections described above are located near -60 m elevation.

Kinbauri is planning exploration work at Carlés North to check the continuity of the mineralization at depth and targeting deeper intersections to define new resources.

10.5   La Ortosa-Godán:

10.5.1 Godán

Godán is located 700 meters east of the main intrusive zone in Ortosa in the area of a Roman pit.

A gold zone here has been defined by 3 drill holes. Sal-5x intercepted 13.7 meters of silicified carbonate with arsenopyrite that averaged 1.9 g Au/t. Sal-6x tested the zone at a position 70m down dip and intercepted 1.9m at 2.1 g Au/t, it also penetrated skarn and altered diorite that averaged 0.54 g Au/t of Au and 0.15% molybdenum over a width of 54.05 m (including 0.45% Mo over 9.8 meters). This mineralized body remains completely open at depth and along strike.

Two drill holes (600 meters) are planned at Godán to test its gold and molybdenum potential.

10.5.2 La Ortosa

There are two defined zones at Ortosa, the first one is located at the center of the intrusive and it has been drilled from surface with some interesting results. Hole Ort 11 intercepted 7.21 g Au/t over 11.15 m, and hole Ort 18, located 100 meters east of Ort 11, intercepted 11.38 g Au/t over 3.40 meters. The second target is called Ortosa West, where hole ORTW 3 intercepted 6.81 g Au/t over 11.25 meters in very competent rock. Drill data from these two zones indicates a tight stratigraphic control for mineralization around the intrusion. Both zones remain open and they will be the target of future exploration by Kinbauri.

10.6   Conclusions

The Rio Narcea Gold Belt properties offer Kinbauri many good opportunities for finding new gold and copper-gold resources and extending those resources that have already been identified.

11.0 DRILLING

Early Anglo American drilling was done with core rigs, but was plagued with poor recovery, especially in the oxide zones at El Valle. Recoveries were acceptable in the more competent rock at Carlés.

The initial work by Concord used reverse circulation drilling, which worked well for identifying new areas of mineralization, but had difficulty with high flows of water. Seven RC holes were drilled in El Valle, but were not used in resource estimates because of concerns with the quality of samples.

In 1993 Rio Narcea started using core drilling, but unsatisfactory core recovery prompted a review of methods and contracting a mud engineer to supervise the drilling. These steps resulted in an impressive increase of recoveries to generally better than 90%.

In 1995 three combination rigs were brought to El Valle that allowed both core and reverse circulation. These rigs were used to drill the upper portions of the holes, primarily Tertiary sediments, with RC and the lower mineralized portions with core.

Underground core drilling from the El Valle drainage adit was started in 1997. Additional underground drilling has included detailed drilling of the Monica Zone, the discovery and exploration drilling of the Black Skarn North and Charnela South, and exploration drilling in Area 107. A particular problem with underground core drilling is that core recoveries are low in holes drilled upwards into ground that has not been dewatered and is under high water pressure. In this case, the drilling mud cannot be maintained in the hole and high water flows wash out fines resulting in poor core recovery. It is believed by the mine geologists that poor core recovery causes assays that are more erratic and lower grade than they should be. The Charnela South Zone and the Area 107 zone both have some holes with low core recovery.

Drilling on the properties has intersected the deposits at various angles from perpendicular to near parallel and it is difficult to make generalized statements regarding sample length and true thickness. In many cases where the drilling was parallel to the deposit, the deposit width was 2-3 times the drilling grid and was adequately defined by the drilling.

12.0 SAMPLING METHOD AND APPROACH

12.1   Core Drilling

Diamond core drilling was done using HQ core, except for some drill holes at Carlés for which NQ core was used and some metallurgical drill holes that were drilled with PQ diameter core.

Core boxes were transported daily from the different drill stations to the core shed facility at Begega for geotechnical and geological logging. Each box of core was first photographed by the project geologist with the help of a geological field assistant. Film photograph was used up to 2002, after which a digital camera was used.

12.1.1 Density Measurement

After logging the core, densities were measured using the following procedure:

a)   A length of core approximately 15 cm long is selected and the lithology recorded.
b)   The core is weighed in air.
c)   The core is weighed in water.
d)   The core is then dried overnight at 90°C and weighed again;. this is the dry weight.

Density is than calculated using the formula:

Density=Dry Weight(d) /(Weight in Air(b)-Weight in Water(c))

The density sample is returned to the box after density measurement.

The above density measurement has proven reliable except that it is not possible to measure density in highly fractured zones. Since the fractured zones are also usually clay-rich and low density, this caused a slight bias (about 5%) in the measured densities for jasperoid and oxide skarn. Those densities were adjusted after production results showed that they were too high. Density measurements are now done only in the ore zones.

12.1.2 Core Logging and Sampling

The geologist then identifies and marks the beginning and the end of the sampling intervals and prepares a detailed geologic log including lithology, alteration, mineralization, and structure. In addition, a detailed written and graphical description is also included on the log sheet. Sample intervals are identified based on changes in lithology, structure, alteration, and mineralization. The average sample interval is about 1.5 meters, and samples are rarely longer than 2.0 meters.

Drill core logging is done by a company geologist under the supervision of the chief project geologist. Core recovery averages more than 90%, except in some up holes with clay-oxide material where the recovery drops, but it is still around 80%.

A few oriented-core holes were done to determine the true orientation of bedding and other structural features.

Before sampling, a geotechnical description is recorded, including total core recovery, solid core recovery, rock quality designation (RQD), number of joint sets,
fracture frequency, joint type, point load Testing (PLT), large and small scale roughness, joint alteration, fracture filling material, type and strength of infill, water/flow, and weathering.

Upon completion of geotechnical and geological work the handwritten forms are transferred to data entry personnel for conversion of the data into digital format and checked by the geologist. The original data sheets are filed for future reference.

Sample preparation technicians saw the core in half with a diamond saw, except for material with highly fractured and clay materials which are divided manually with hammer and chisel. One half of the core is saved in metal pans for sample preparation; the other half is put back in the core boxes and saved in the core warehouse.

During the infill program from late 1995 to mid 1996 the core was not split, and the entire core was crushed for assaying. The entire core was also consumed for HQ core at Carlés and in some drill holes in El Valle-Boinás where HQ core was used because drilling conditions forced down-sizing of the core.

Based on the good core recovery and high-standards in logging and sampling of the core, the drilling is considered to be very reliable. In the few areas with poor recovery, the deficiency is known and can be accounted for in the resource estimate.

13.0   SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1   Sample Preparation Facilities

Sample preparation was done using industry-standard practices and procedures that were developed in consultation with ORE. All sampling for the RNGM drilling programs and for the grade control in the open pit mine was done by employees of RNGM. None of those persons were senior employees or directors of RNGM.

There have been two different sample preparation facilities during the history of the project. First one is known as the Villanueva core shed and located 5 km east of Carlés. It was is an old building that was previously a tobacco drying barn. That facility was used from the Anglo American period through 1995, when the Begega facility was constructed. Today the Villanueva core shed warehouse the Carlés drill holes and core from other projects such as La Ortosa and Godán.

In 1995 Rio Narcea built the new sample preparation facility known as Begega core shed. Located at the northern part of the mine near the village of Begega, this was designed to provide a modern facility for logging core and sample preparation using the best equipment available at that time. The Begega facility contains drill core from El Valle-Boinás plus other prospects near El Valle-Boinás such as Santa Marina, Villaverde, La Brueva, and Antoñana.

13.2   Sample Preparation Procedure

Procedures were established by Rio Narcea that are suitable to the specific type of drilling and the ultimate use of the data. The procedure for diamond core samples is as follows:

1)   The core samples weighing an average 7 kg are dried at temperature between 86ºC and 91ºC.
2)   The entire dried sample is crushed through a jaw crusher to 95%<6mm.
3)   The coarse-crushed sample is further reduced to 95%<4 mm using an LM5 bowl-and-puck pulverizer.
4)   An Essa rotary splitter is used to take a 450 g to 550 g sub-sample of each split for pulverizing. The remaining reject portion is bagged and stored.
5)   The sample is the reduced to a nominal -200 mesh using an LM2 bowl-and-puck pulverizer.
6)   50 g subsamples are split using a special vertical-sided scoop to cut channels through the sample which has been spread into a pancake on a sampling mat.
7)   Samples are then sent to the fire assay laboratory for analysis. Leftover pulp is bagged and stored.

The sample preparation was modified for grade control, to allow higher productivity with a larger number of the samples. For example, riffle splitting was used rather than the ESSA splitter and smaller 30g splits were sent to the assay lab.

The above sample preparation procedure is much more rigorous than the standard procedures at most commercial laboratories in North America, but is necessary to reduce sampling errors introduced by the relatively coarse gold at these projects.

13.3   Assaying

Samples from all exploration and infill programs carried out before 1997, were sent to Barringer (Inspectorate) Lab in Reno, Nevada, USA for analysis. In 1997 Rio Narcea built a laboratory on the mine property and samples were analyzed at the mine laboratory. During that time, the ITMA lab in Oviedo was used to provide capacity in addition to the RNGM lab. The Barringer laboratory was not certified at the time of the earlier drilling. The Inspectorate lab has been certified for gold under UNEEN ISO/IEC 17025 since 1999. The RNGM mine lab has not been certified.

Check assays were done in ITMA lab if the original sample was analysed in the RNGM lab.

Barringer assays were done using a 50 g assay aliquot. Assays at the RNGM lab were done using two 30 g assay aliquots. The assay method generally used fire assay methods to recover the gold, with an atomic absorption (AA) finish to determine the quantity of gold. Some Barringer samples were assayed using fire assay with gravity finish, but all of the mine assays were AA finish.

Repeat or check assays are done regularly on original pulp and occasionally on a second pulp prepared from stored rejects. Routine check assays are done on every 10 samples for infill and exploration holes and every 20 for grade control samples and grade control holes.

Samples are analyzed for Au, Cu, Ag, As, Bi and sometimes for Hg and Sb when needed.

13.4   Blanks, standards and duplicates

Standards pulps, blanks and duplicates are used for control samples. The Barringer and the mine used a commercially prepared standards. On each set of 27 grade control samples three quality control samples are analyzed one standard and two duplicates. One standard and one blank is used for acid digestion-AA analysis of the other elements.

For mill samples and concentrates, all samples are duplicated and one standard is used for each set of 12-15 samples. An additional blank is used for the analysis of the other elements.

Interlaboratory comparisons

In addition to our routine quality control analyses, an intercomparison programme has been established with another laboratory to better control our precision and accuracy. For this purpose samples have been divided into four groups: grade control, low grade mill samples, low grade concentrates and high grade concentrates.



13.5   Security

After delivery to the Begega core shed all samples are retained in the geological logging facility and sample preparation area until the pulps have been sent by sample preparation personal to the laboratory. The core shed and sample preparation lab are locked when there is no one working on site.

14.0 DATA AND DATABASE VERIFICATION

14.1   Drill Hole Collar Locations

Collar surveys were done by in-house personnel using a total station technique with a maximum deviation of 3 mm. The surveyed locations of drillholes, channel samples and other points of interest were put in a spreadsheet in the server, in local and UTM coordinates. The Senior Geologist and the geologist responsible for the database transformed the data to the collar file in the drill hole database. The project geologist then checked and verified the coordinates.

14.2   Drill Hole Down-Hole Survey

Down hole surveys were done by in-house personnel, first by Anglo and later by Concord and RNGM. Anglo used an Eastman tool, then Concord bought a gyroscopic instrument (first a multi-shot and later a digital) capable of recording drill hole azimuth and inclination every 20 meters.

Starting in 1996 down-hole deviation surveys were done using a Maxibor Reflex Tool. This operation was always done by the same person, who was also in charge of the maintenance of the tool. Data was exported from the instrument to an EXCEL file, that was then transferred by the database geologist to the drill hole down-hole survey file. In 2004 Rio Narcea bought a Flexit tool which was used at Carlés for downhole survey.

14.3   Lithology

The drill-hole lithologic database at El Valle-Boinás initially used a simplified alphanumeric code derived from the core log that was called "lito". After the lithologic data base had been in use for some time, it was determined that a more detailed lithologic code was needed. The new lithologic code is known as "lito98". The lithology codes were designed so that the most important aspects of lithology, alteration, and mineralogy were available for interpretation by computer. When the lito98 codes were developed, most, but not all, of the previous holes were converted to the new codes based on the log sheets and/or relogging.

The lithologic codes were entered into the computer in an EXCEL spreadsheet by the geologist who did the core log. When the hole was complete, the lithologic data was added to the main database and checked by the database geologist.

At Carlés there is also an early, simplified "lito code", but in 2003 it was superceded by the more detailed code "lito2003".

14.4   Assay Data

From 1992 to 1997 samples assays from Barringer (Inspectorate) Labs were received electronically as EXCEL files by modem or email. From 1997 to 2006 assays were received


directly from the assay lab over the project's intranet. The lab assays were transferred from the laboratory file to the drill hole database by the database geologist. They were also transferred into a separate drill hole spreadsheet by the project geologist. In addition, some samples were sent to the ITMA laboratory that were received by email as EXCEL files. The project geologist also reviewed the blanks, standards, and duplicate sample to ensure that they were in agreement with the expected values.

14.5   Reliability of Data and Database

The primary check on the reliability of the assay data has been the successful reconciliation between ore reserve estimates, mine production, mill production, and smelter payments over nearly 1,000,000 ounces of gold. Check assay studies, sampling studies, and routine quality control provide additional confirmation of the reliability of assays.

The reliability of the data base is based on several layers of data checking, not only by those responsible for entering the data and maintaining the database, but by project geologists using the data for interpretation and resource estimation. The ultimate responsibility for the database is the Chief Mine Geologist, who was Mr. Santiago Nistal during RNGM's operation of the project, and is an author of this report.

The data and database are believed by the authors to be highly reliable and suitable for resource estimation.



15.0 ADJACENT PROPERTIES

There are several properties near the Kinbauri properties that are interesting from the exploration point of view. These include Santa Marina, Villaverde, Antonaña, and other prospects in the area that were prospected, but were not owned by Rio Narcea and are not part of the Kinbauri holdings. In addition, the Navelgas and Oscos Belt west of the Rio Narcea Gold Belt may present future opportunities.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1   Metallurgy

Metallurgically the El Valle- Boinás - Carlés ores are relatively complex copper-gold ores that range from soft, oxidized materials, in which the copper is primarily native copper, to hard, sulfide skarn, in which the copper is primarily composed of bornite and chalcopyrite. Since copper is a cyanicide, it must be removed from the ore before gold is recovered using conventional cyanide leaching. Native copper is removed from the ore in a gravity circuit and by froth floatation. Sulfide copper minerals can only be removed by froth flotation.

Gold is primarily native gold and is substantially liberated in the process. Gold is recovered as gravity concentrate, flotation concentrate, and bullion (from the cyanide leaching circuit). The quantity of gravity recoverable gold and native copper are much greater in oxidized ores than in the sulfide ores and the gravity circuit may be bypassed if only sulfides are being processed.

Because of the widely varying hardness and grindability of El Valle- Boinás - Carlés ores, the El Valle treatment plant can treat 95 tonnes/hour of the softer oxidized ores and only 60 tonnes/hour of the harder sulfide ores such as sulfide skarn from Boinás and Carlés.

16.2   Process Description

The plant consists of crushing, grinding, gravimetric circuit, flotation, filtration, carbon in leach(CIL), intensive leaching of the gravity concentrates(ILIX), gold recovery (carbon elution, electrolysis and bullion smelting) and detoxification of tailings.

The mined ore is stockpiled near the crusher in piles according to gold grade, copper grade, hardness, and mineralogy. The ores are fed to the plant by a front-end loader so that the plant feed is a blend containing 5-10 g Au/t of gold and less than 1% of copper.

In the crushing stage the maximum size of the ore is reduced from 600 mm to 150 mm. The crushed ore then enters the grinding circuit where it is further reduced down to 75 microns. The grinding circuit consists of a SAG mill and a ball mill arranged in a closed-circuit configuration, along with some hydrocyclones that work as size classifiers. The cyclone overflow, which has a particle size of 80% passing 75 microns, is sent to flotation, and then to cyanide leaching. The coarser underflow from the cyclones is sent to the gravity circuit. All the tailings from the gravity circuit are sent to the ball mill feed.

In the gravity circuit, the cyclone underflow is passed through several steps of spirals and Knelson concentrators. The final spiral concentrate is sent to the Holman table section. Two products are obtained from the gravity circuit: 1) The middlings from the final Holman table, which are dewatered and sold as a gravity copper-gold concentrate, and 2) the concentrate from both the final Holman table and the 12-inch Knelson concentrator, which are screened to remove coarse native copper then sent to the ILIX reactor, where a high concentration cyanide

leaching takes place. Gold is recovered by electrolysis from the solution coming out of the ILIX reactor as a cathode sludge that is smelted to get a gravimetric bullion.

The finer material from the cyclone overflow is sent to the flotation circuit to remove the copper sulphides (native copper has been removed in the gravimetric stage). The flotation circuit includes rougher, scavenger, 1st cleaner and 2nd cleaner cells, so that a final concentrate of about 25% copper is obtained. This concentrate is passed through a Knelson concentrator that gives two products: a high gold grade flotation copper concentrate and a low gold grade flotation copper concentrate.

The flotation tailings are then sent to the CIL circuit, where the gold is dissolved by cyanide and adsorbed onto carbon. The CIL circuit consists of 6 tanks of 600 m^3 each with total residence time of about 24 hours. The gold-loaded carbon is then subjected to elution to get a clean solution that contains the gold and a barren carbon which is regenerated in a kiln and sent back to the CIL circuit. The solution with the gold is sent to electrolysis and the cathode sludges are smelted to get a CIL bullion.

The following table shows the typical recoveries for different types of ores.

Table 16-1
Gold Recovery by Ore Type

Ore Type	Grades g Au/t / Cu %	Total	Gravity	Flotation	CIL
Oxidized Ore	5 / 0.2	95%	25%	30%	40%
Carlés Sulfide Skarn	4 / 0.6	92%	2%	50%	40%
Boinás Sulfide Skarn	4 / 0.8	92%	7%	45%	40%


17.0 MINERAL RESOURCE ESTIMATES

17.1   El Valle - Boinás Resource Estimate

The El Valle resource estimate is based on several resource models that were created during a time period from 1998 through 2006. The original resource and ore reserve estimates for the El Valle and Boinás East areas were done by Ore Reserves Engineering (ORE) using 3-dimensional block models that contained the entire resource in the open pit areas. As the pits were mined out, the remaining resources below the open pits were tabulated using cutoff grades of 3 g Au/t for skarn resources and 5 g Au/t for oxidized resources. ORE last updated the El Valle model in February 2002 and the Boinás East model in August 2000. The models continue to be valid as reported in this document.

As Rio Narcea continued to explore the area, a number of new deposits were defined and new models were developed specifically for those areas. Some of the new models overlapped previous models, and in those cases, the resources below the open pits were adjusted to remove the volume that was included in the new resource model and overlapped with the original block models. These adjustments were done to ensure that no specific mineralized volumes were included in two models for this study, and thus no resource volumes were double counted. Detailed resource models were done in four areas including the Monica Zone, Charnela South, Black Skarn North, and Area 107.

A general description of the resource estimation methods and estimated resources for each of the models follows:

17.1.1 El Valle Resource below Open Pit

The El Valle open-pit block model was last updated in February 2002 and continues to be valid for the resource that remains below the open pit. The geologic model was based on a three-dimensional interpretation by RNGM. Estimation used inverse-distance-power estimation within grade zones. Grade zones were created using nearest-neighbor assignment within zones based on the geologic model. The block model block size was 4x4x4 meters.

The remaining resource below the open pit is summarized in Table 17-1. The resource model estimation parameters are summarized in Table 17-2.

Table 17-1
Resources in the El Valle Model Below the Open Pit

Category	Zone	Cutoff g Au/t	Tonnes	Grade g Au/t	Ounces Gold
Indicated	EV Fault	5.0	109,000	10.6	37,000
	Area 107	5.0	38,000	9.8	12,000
	West Skarn	3.0	22,000	5.7	4,000
	Total		169,000	9.8	53,000
Inferred	EV Fault	5.0	254,000	11.1	91,000
	East Breccia	5.0	94,000	7.6	23,000
	Area 107	5.0	77,000	15.3	38,000
	West Skarn	3.0	186,000	9.9	59,000
	Total		611,000	10.7	211,000

Table 17-2
Estimation Parameters for the El Valle Open Pit Block Model

Model Code	Description	Density (t/m³)	Rotations of Axes Dip Azm	Dip	Rake	Search Radius (meters) 1st	2nd	3rd	Max. Points	Grade Caps g Au/t	%Cu	IDP Power Au	Cu	Resource Class Maximum Grid (meters) Indicated	Inferred
1	Tertiary	2.25													
2	Dolomite	2.63													
3	Sandstone	2.48													
9	Granite	2.38													
12	Hornfels	2.61													
19	Landslide	2.27													
30	Lower Charnela Zone	2.34	320	45	0	60	60	3	8	30	0.6	4.00	3.50	52	100
40	Upper Charnela North	2.31	190	38	0	60	45	3	8	32	0.4	3.00	3.50	52	100
41	Upper Charnela Middle	2.31	190	38	0	60	60	3	8	25	0.3	4.50	3.50	52	100
42	Upper Charnela South	2.31	198	38	0	60	45	3	8	12	0.5	4.50	3.50	52	100
49	Charnela HG	2.31	190	38	20	60	20	3	8	150	0.5	4.75	3.50	52	100
50	S. El Valle Fault - NW	2.20	190	38	0	60	45	3	8	16	0.4	4.00	3.50	52	100
51	S. El Valle Fault -HiAngle	2.20	115	58	-72	60	30	3	8	20	0.6	4.00	3.50	52	100
52	S. El Valle Fault - East	2.20	115	70	0	60	60	4	8	10	1.0	4.00	3.50	52	100
53	S. El Valle Fault - SW	2.20	190	38	0	60	60	3	8	20	0.2	4.00	3.50	52	100
56	N. El Valle Fault	2.20	98	72	0	60	60	3	8	40	1.5	4.00	3.50	52	100
60	EV Thrust South	2.26	113	40	0	60	60	3	8	24	0.8	4.00	3.50	52	100
61	EV Thrust North	2.26	113	15	0	60	60	3	8	14	1.5	4.00	3.50	None	100
62	East Breccia Lower	2.40	88	30	0	60	60	3	8	10	2.0	4.50	4.00	None	100
66	East Breccia Upper	2.63	280	40	0	60	60	3	8	5	0.1	4.50	4.00	None	100
70	West Skarn Zone	2.48	110	70	0	60	60	3	8	15	1.0	4.00	4.00	None	100
71	West Skarn Caolinas	2.35	0	0	0	60	60	3	8	10	0.7	4.00	4.00	None	100
72	Upper Sandstones	2.57													
73	Upper Dolomite	2.48													

17.1.2 Boinás East Resource below Open Pit

The Boinás East open-pit block model was last updated in August 2000 and remains valid for the resource remaining below the open pit except for the overlap with the Monica Zone model, which was removed from the estimate. The geologic model was based on a three-dimensional interpretation by RNGM, estimation used inverse-distance-power estimation within grade zones. Grade zones were created using nearest-neighbor assignment within zones based on the geologic model. The block model block size was 4x4x4 meters.

The remaining resource below the open pit is summarized in Table 17-3. The resource model estimation parameters are summarized in Table 17-4.

Table 17-3
Resources in the Boinás East Model Below the Open Pit

Category	Zone	Cutoff g Au/t	Tonnes	Grade g Au/t	Grade %Cu	Ounces Gold	Tonnes Cu
Indicated	Skarn	3.0	22,000	4.1	0.41	3,000	100
	Black Skarn	3.0	58,000	5.8	1.33	11,000	800
	High Angle	5.0	77,000	8.5	0.94	21,000	700
	Sienna Zone	5.0	75,000	9.4	1.24	23,000	900
	G6 Thrust	5.0	6,000	8.3	0.83	2,000	100
	Total		238,000	7.7	1.08	60,000	2,600
Inferred	Skarn	3.0	12,000	3.8	0.08	1,000	-
	Black Skarn	3.0	23,000	5.2	1.04	4,000	200
	High Angle	5.0	142,000	8.3	0.35	38,000	500
	Sienna Zone	5.0	6,000	6.7	1.33	1,000	100
	G6 Thrust	5.0	38,000	8.9	0.97	11,000	400
	Total		221,000	7.8	0.54	55,000	1,200

Table 17-4
Estimation Parameters for the Boinás East Open Pit Block Model

Model Code	Description	Density (t/m³)	Rotations of Axes Dip Azm	Dip	Rake	Search Radius (meters) 1st	2nd	3rd	Max. Points	Grade Caps g Au/t	%Cu	IDP Power Au	Cu	Resource Class Grid Indicated	Inferred
107,113	Mineralized Skarn	3.17	168.8	46.5	-16.8	40	80	10	9	15	3.0	3.0	3.0	50	100
54	G6 Zone	2.25													
	Rows 1 to 100		150	70	0	40	60	10	9	20	2.0	2.0	3.0	24.3	100
	Rows 101 to 133		150	75	0										
	Rows 134 to 200		150	65	0										
30	Sienna Zone	2.25	208	76	0	40	45	5	9	50	7.0	4.0	4.0	55	100
31			125	76	0	40	80	14							
32			178	37	0	40	20	10							
33			178	38	0	40	50	10							
34			149	36	0	40	40	20							
35			147	82	0	40	40	10							
36			178	37	0	40	20	10							
37			148	59	0	40	60	20							
38			147	82	0	40	40	10							
39			0	85	0	40	40	10							
224,225,228	Monica Oxide Zone	2.3/2.48	196	88	12	60	35	12	9	40	3.0	2.0	3.0	40	100
24,25,28	High Angle Oxides	2.30													
	Rows 1 to 92		329	79	0	40	80	10	9	40	3.0	2.0	3.0	50	50
	Rows 93 to115		322	82	0										
	Rows 116 to 125		292	74	0										

17.1.3 Boinás - Monica Zone

The Monica Zone model was developed by ORE for estimation of underground resources in the Monica Zone and was last updated in February 2005. The Monica Zone model used blocks 1x1-meter wide by 2-meters high to estimate a portion of the Monica Zone skarns between 120 m elevation and 420 m elevation, which is the area targeted for underground mining. The current resource for the Monica Zone is shown in Table 17-5.

Table 17-5
End 2006 Resource Estimate for the Monica Zone

Category	Cutoff EQAu	Tonnes	Grade g Au/t	Grade %Cu	Ounces Gold	Tonnes Copper
Measured	3.0	689,000	4.5	1.36	100,000	9,000
Indicated	3.0	737,000	4.4	1.35	103,000	10,000
Measured+Indicated	3.0	1,426,000	4.4	1.36	203,000	19,000
Inferred	3.0	126,000	4.2	1.32	17,000	2,000
EQAu = g Au/t + 1.72 x (%Cu-0.1)						

The geologic model was based on a 3-dimensional interpretation of the skarn envelope that was divided into four blocks based on the dominant trend of mineralization. The skarn envelope was then overprinted by a 3-dimensional interpretation of four high-angle zones. The high-angle zones cross-cut the skarn at nearly a 90° angle and locally enhance gold and copper grades.

A trend model was developed to provide control for interpolation of gold and copper grades, based on a trend-line interpretation on plan maps that was extended to composites and blocks based on the distance from the trend line.

A skarn-type model was created by grouping the skarn types from the drill-hole geologic log according to grade and type of mineralization. The skarn type groupings are summarized in Table 17-6. Skarn-group codes were assigned to blocks using nearest-neighbor assignment parallel to the trend line.

Gold and copper grades were estimated for blocks using inverse-distance-power interpolation. The parameters for gold estimation are summarized in Table 17-7 through Table 17-11. The parameters for copper estimation are summarized in Table 17-12 through Table 17-15.

Resource classes were defined according to the drilling grid, measured parallel to the trend of mineralization. The maximum drilling grid was 12.5 meters for measured resource and 25 meters for inferred resource.

Table 17-6
Boinás East - Monica Skarn Zone
Skarn Subtype Table

Type	Skarn Group	Alpha Code	Numeric Skarn-type Code	Description
Non-Skarn	1	Any Non-skarn	99	Non-skarn inside skarn zones
Calcic Skarns	2 (low-grade)	gS	1	garnet skarn
		mgS	2	retrograde garnet skarn
		hS	3	hedenbergite skarn
		GSK,PSK,SK	4	calcic skarn, no subtype
		mhS	5	retrograde hedenbergite skarn
		cmp,MFZ,MF Au<1.0	99	low-grade fault zone material
Magnesic Skarns	3 (mineralized)	MSK	10	undefined subtype
		dS	11	pyroxene skarn without sulfides
		tS	12	tremolite skarn
		mdS	13	pyroxene skarn with black skarn
		bS	14	well mineralized black skarn
		bdS	15	pyroxene skarn with cpy+bn
		wS	21	wollastonite skarn
		cmp,MFZ,MF Au>=1.0	99	mineralized-grade fault zone material
	4 (sulfides)	SQ	16	massive sulfide/sulfide stable zone
		ch	17	massive copper mineralization
Oxidized Skarn & Jasperoid	8 (oxides)	oxide skarn, jasperoid, polymictic breccia	99	oxidized material including oxide skarn, jasperoid, and polymictic breccia

Table 17-7
Boinás East - Monica Skarn Zone
Gold Grade Capping Parameters

Skarn Group (Estimated Blocks)		Composite Skarn Group				
		1	2	3	4	8
2 = Low Grade	Minimum Value	0.0	0.0	0.0	0.0	
	Maximum Value	999	999	2.0	2.0	
	Capping Value	7.0	7.0	7.0	7.0	
3 = Mineralized	Minimum Value	1.0	1.0	0.0	0.0	
	Maximum Value	999	999	999	10	
	Capping Value	15	15	15	15	
4 = Massive Sulfide	Minimum Value	15	15	15	0.0	
	Maximum Value	999	999	999	999	
	Capping Value	40	40	40	40	
8 = Oxide Zone	Minimum Value					0.0
	Maximum Value					999
	Capping Value					25
Block 400 All Skarn Groups	Minimum Value	0.0	0.0	0.0	0.0	0.0
	Maximum Value	999	999	999	999	999
	Capping Value	65	65	65	65	65
High Angle 2 = Low Grade	Minimum Value	0.0	0.0	0.0	0.0	
	Maximum Value	999	999	2.0	2.0	
	Capping Value	7.0	7.0	7.0	7.0	
High Angle 3 = Mineralized	Minimum Value	5.0	5.0	0.0	0.0	
	Maximum Value	999	999	999	999	
	Capping Value	30	30	30	30	
High Angle 8 = Oxide Zone	Minimum Value					0.0
	Maximum Value					999
	Capping Value					40

Table 17-8
Boinás East - Monica Skarn Zone
Inverse-Distance-Weighting Parameters for Gold Grade
(Low Grade Skarn - Skarn Group 1 & 2)

		Skarn Block						
		100	200	300	HA10	HA20	HA30	HA40
Search Type		Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse
Maximum Composites		9	9	6	6	6	6	6
Max. Composites from Each Hole		2	2	1	2	2	2	2
Rotation to Primary Axis for Search	Rotation 1 - Dip Azm.	325	0	20	323	324	325	327
	Rotation 2 - Dip	90	90	90	77	75	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0
Search Radius	Primary	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30
	Tertiary Range	3	3	3	10	10	10	10
Weighting Power		3.0	3.0	3.0	4.0	4.0	4.0	4.0
Rotation to Primary Axis for Weighting	Rotation 1 - Dip Azm.	325	0	20	323	324	325	327
	Rotation 2 - Dip	90	90	90	77	75	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0
Weighting Anisotropies	Primary	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30
	Tertiary	10	10	10	10	10	10	10
Number Blocks		85408	74049	215637	975	132	6925	4787
Average Grade		.265	.590	.730	.581	1.60	1.14	1.60
IDP:NN Variance Ratio		.36	.57	.61	.31	1.33	0.66	.77

Table 17-9
Boinás East - Monica Skarn Zone
Inverse-Distance-Weighting Parameters for Gold Grade
(Mineralized Skarn - Skarn Group 3)

		Skarn Block							
		100	200	300	400	HA10	HA20	HA30	HA40
Search Type		Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse
Maximum Composites		12	6	9	9	6	6	6	6
Max. Composites from Each Hole		3	1	2	2	2	2	2	2
Rotation to Primary Axis for Search	Rotation 1 - Dip Azm.	325	0	20	340	323	324	325	327
	Rotation 2 - Dip	90	90	90	90	77	75	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0	0
Search Anisotropies	Primary	30	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30	30
	Tertiary Range	3	3	3	3	10	10	10	10
Weighting Power		2.3	3.5	3.2	2.8	4.0	4.0	4.0	3.0
Rotation to Primary Axis for Weighting	Rotation 1 - Dip Azm.	325	0	20	340	323	324	325	327
	Rotation 2 - Dip	90	90	90	90	77	75	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0	0
Weighting Anisotropies	Primary	30	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30	30
	Tertiary	10	10	10	10	10	10	10	10
Number Blocks		11920	133976	305808	13372	599	174	5855	6407
Average Grade		2.23	2.18	2.31	8.15	7.14	4.01	4.30	3.78
IDP:NN Variance Ratio		.55	.59	.57	.63	.53	.82	.55	.51

Note - Skarn Block 400 includes all Skarn Groups, High Angle includes Skarn Groups 3 and 4.

Table 17-10
Boinás East - Monica Skarn Zone
Inverse-Distance-Weighting Parameters for Gold Grade
(High Grade Skarn - Skarn Group 4)

		Skarn Block		
		100	200	300
Search Type		Ellipse	Ellipse	Ellipse
Maximum Composites		12	12	12
Max. Composites from Each Hole		3	3	3
Rotation to Primary Axis for Search	Rotation 1 - Dip Azm.	325	0	20
	Rotation 2 - Dip	90	90	90
	Rotation 3 - Rake	0	0	0
Search Anisotropies	Primary	30	30	30
	Secondary	30	30	30
	Tertiary Range	3	3	3
Weighting Power		2.0	2.0	2.0
Rotation to Primary Axis for Weighting	Rotation 1 - Dip Azm.	325	0	20
	Rotation 2 - Dip	90	90	90
	Rotation 3 - Rake	0	0	0
Weighting Anisotropies	Primary	30	30	30
	Secondary	30	30	30
	Tertiary	10	10	10
Number Blocks		872	3368	2521
Average Grade		3.38	5.23	6.84
IDP:NN Variance Ratio		1.00	.90	0.73

Table 17-11
Boinás East - Monica Skarn Zone
Inverse-Distance-Weighting Parameters for Gold Grade
(Oxide Zone - Skarn Group 8)

		Skarn Block						
		100	200	300	HA10	HA20	HA30	HA40
Search Type		Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse
Maximum Composites		9	9	6	6	6	6	6
Max. Composites from Each Hole		2	2	1	2	2	2	2
Rotation to Primary Axis for Search	Rotation 1 - Dip Azm.	325	0	20	323	325	325	327
	Rotation 2 - Dip	90	90	90	77	80	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0
Search Anisotropies	Primary	40	30	40	30	30	30	30
	Secondary	40	30	40	30	30	30	30
	Tertiary Range	3	3	3	10	10	10	10
Weighting Power		4.0	3.5	2.5	4.0	4.0	4.0	4.0
Rotation to Primary Axis for Weighting	Rotation 1 - Dip Azm.	325	0	20	323	325	325	327
	Rotation 2 - Dip	90	90	90	77	80	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0
Weighting Anisotropies	Primary	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30
	Tertiary	10	10	10	10	10	10	10
Number Blocks		20649	862	49481	120	1752	6530	8276
Average Grade		.79	.33	3.51	.25	4.76	3.57	5.99
IDP:NN Variance Ratio		.51	.74	.64	.68	.54	.57	.63

Table 17-12
Boinás East - Monica Skarn Zone
Copper Grade Capping Parameters

Block Skarn Group		Composite Skarn Group				
		1	2	3	4	8
2 = Low Grade	Minimum Value	0.0	0.0	0.0	0.0	
	Maximum Value	999	999	0.25	0.25	
	Capping Value	1.5	1.5	1.5	1.5	
3 = Mineralized	Minimum Value	0.5	0.5	0.0	0.0	
	Maximum Value	999	999	999	2.0	
	Capping Value	4.0	4.0	4.0	4.0	
4 = Massive Sulfide	Minimum Value	1.5	1.5	1.5	0.0	
	Maximum Value	999	999	999	999	
	Capping Value	12	12	12	12	
8 = Oxide Zone	Minimum Value					0.0
	Maximum Value					999
	Capping Value					5.0
Block 400 All Skarn Groups	Minimum Value	0.0	0.0	0.0	0.0	0.0
	Maximum Value	999	999	999	999	999
	Capping Value	10	10	10	10	10
2 = Low Grade Hi Angle	Minimum Value	0.0	0.0	0.0	0.0	
	Maximum Value	999	999	0.25	0.25	
	Capping Value	1.5	1.5	1.5	1.5	
3 = Mineralized Hi Angle	Minimum Value	1.0	1.0	0.0	0.0	
	Maximum Value	999	999	999	999	
	Capping Value	8.0	8.0	8.0	8.0	
8 = Oxide Zone Hi Angle	Minimum Value					0.0
	Maximum Value					999
	Capping Value					3.0

Table 17-13
Boinás East - Monica Skarn Zone
Inverse-Distance-Weighting Parameters for Copper Grade
(Low Grade Skarn - Skarn Group 1 & 2)

		Skarn Block						
		100	200	300	HA10	HA20	HA30	HA40
Search Type		Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse
Maximum Composites		9	9	9	6	6	6	6
Max. Composites from Each Hole		2	2	2	2	2	2	2
Rotation to Primary Axis for Search	Rotation 1 - Dip Azm.	325	0	20	323	324	325	327
	Rotation 2 - Dip	90	90	90	77	75	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0
Search Anisotropies	Primary	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30
	Tertiary Range	3	3	3	10	10	10	10
Weighting Power		4.0	4.0	2.5	4.0	2.0	3.5	3.0
Rotation to Primary Axis for Weighting	Rotation 1 - Dip Azm.	325	0	20	323	324	325	327
	Rotation 2 - Dip	90	90	90	77	75	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0
Weighting Anisotropies	Primary	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30
	Tertiary	10	10	10	10	10	10	10
Number Blocks		84929	74049	215361	975	121	6496	4766
Average Grade		.048	.10	.19	.12	.33	.22	.26
IDP:NN Variance Ratio		.56	.57	.57	.68	.33	.71	.59

Table 17-14
Boinás East - Monica Skarn Zone
Inverse-Distance-Weighting Parameters for Copper Grade
(Mineralized Skarn - Skarn Group 3)

		Skarn Block							
		100	200	300	400	HA10	HA20	HA30	HA40
Search Type		Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse
Maximum Composites		9	6	9	9	6	6	6	6
Max. Composites from Each Hole		2	1	2	2	2	2	2	2
Rotation to Primary Axis for Search	Rotation 1 - Dip Azm.	325	0	20	340	323	324	325	327
	Rotation 2 - Dip	90	90	90	90	77	75	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0	0
Search Anisotropies	Primary	30	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30	30
	Tertiary Range	3	3	3	3	10	10	10	10
Weighting Power		3.0	3.0	3.5	2.2	4.0	2.0	4.0	3.0
Rotation to Primary Axis for Weighting	Rotation 1 - Dip Azm.	325	0	20	340	323	324	325	327
	Rotation 2 - Dip	90	90	90	90	77	75	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0	0
Weighting Anisotropies	Primary	30	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30	30
	Tertiary	10	10	10	10	10	10	10	10
Number Blocks		11169	133975	305812	13372	599	174	5878	6404
Average Grade		.40	.60	.83	2.75	1.11	.73	.94	.80
IDP:NN Variance Ratio		.57	.55	.54	.58	.56	2.08	.53	.33
Note - Skarn Block 400 includes all Skarn Groups, High Angle includes Skarn Groups 3 and 4.									

Table 17-15
Boinás East - Monica Skarn Zone
Inverse-Distance-Weighting Parameters for Copper Grade
(High Grade Skarn - Skarn Group 4)

		Skarn Block		
		100	200	300
Search Type		Ellipse	Ellipse	Ellipse
Maximum Composites		9	9	9
Max. Composites from Each Hole		2	2	2
Rotation to Primary Axis for Search	Rotation 1 - Dip Azm.	325	0	20
	Rotation 2 - Dip	90	90	90
	Rotation 3 - Rake	0	0	0
Search Anisotropies	Primary	30	30	30
	Secondary	30	30	30
	Tertiary Range	3	3	3
Weighting Power		2.0	2.0	3.0
Rotation to Primary Axis for Weighting	Rotation 1 - Dip Azm.	325	0	20
	Rotation 2 - Dip	90	90	90
	Rotation 3 - Rake	0	0	0
Weighting Anisotropies	Primary	30	30	30
	Secondary	30	30	30
	Tertiary	10	10	10
Number Blocks		896	3560	25150
Average Grade		2.20	3.17	2.90
IDP:NN Variance Ratio		.90	.60	.57

Table 17-16
Boinás East - Monica Skarn Zone
Inverse-Distance-Weighting Parameters for Copper Grade
(Oxide Zone - Group 8)

		Skarn Block						
		100	200	300	HA10	HA20	HA30	HA40
Search Type		Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse	Ellipse
Maximum Composites		6	9	6	6	6	6	6
Max. Composites from Each Hole		1	2	1	2	2	2	2
Rotation to Primary Axis for Search	Rotation 1 - Dip Azm.	325	0	20	323	325	325	327
	Rotation 2 - Dip	90	90	90	77	80	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0
Search Anisotropies	Primary	40	30	40	30	30	30	30
	Secondary	40	30	40	30	30	30	30
	Tertiary Range	3	3	3	10	10	10	10
Weighting Power		3.5	2.0	2.5	3.0	4.0	4.0	3.5
Rotation to Primary Axis for Weighting	Rotation 1 - Dip Azm.	325	0	20	323	325	325	327
	Rotation 2 - Dip	90	90	90	77	80	80	80
	Rotation 3 - Rake	0	0	0	0	0	0	0
Weighting Anisotropies	Primary	30	30	30	30	30	30	30
	Secondary	30	30	30	30	30	30	30
	Tertiary	10	10	10	10	10	10	10
Number Blocks		20649	862	49481	120	1725	6530	8276
Average Grade		.16	.08	.62	.04	.49	.25	.26
IDP:NN Variance Ratio		.54	.62	.54	.25	.63	.57	.7

17.1.4 Charnela South

The Charnela South model was created by ORE in December 2004 for resource estimation and preliminary mine design. There has been no further drilling since the model was created, and the model is still valid. The model was created using a trend-line modeling method similar to the method that was used for the Monica Zone. The Charnela South resource estimate is summarized in Table 17-17. The estimation parameters are summarized in Table 17-18. Measured resources reported previously by RNGM for the Charnela South area are reported as inferred resources for this report, pending confirmation of continuity in underground workings.

Table 17-17
Resources in the Charnela South Model

Category	Cutoff g Au/t	Tonnes	Grade g Au/t	Ounces Gold
Indicated	5.0	82,000	17.0	45,000
Inferred	5.0	105,000	13.8	46,000

Table 17-18
Summary of Estimation Parameters - Charnela South Model

Block Size	1x1 m wide, 2 m high		
Method	IDP with trend line		
Resource Classification	Indicated: Drill Grid <=25 m Inferred: Drill Grid > 25 m		
Geologic Model	3-dimensional interpretation by RNGM		
Search Ellipse		Rotations	Radii
	Area	Dip Azimuth, Dip	(meters)
	100	125, 90	40,40,0.9
	200	125, 90	30,20,0.8
	Max Composites 8, 2 per hole		
Density	2.2 t/m^3		
IDP Power	4.0		
Grade Caps	Area 100 capped at 20 g Au/t		
	Area 200 capped at 100 g Au/t		
	Area 800 (unmineralized) capped at 2 g Au/t		

17.1.5 Black Skarn North Model

The Black Skarn North model was created by RNGM in January 2005 for resource estimation and preliminary mine design. At least one additional drill hole has intersected a likely intersection of the Black Skarn North, but that intersection is to far away to include in the model, so the model is still valid. The model was created using a trend-line modeling method similar to the method that was used for the Monica Zone. The Black Skarn North resource estimate is summarized in Table 17-19. The estimation parameters are summarized in Table 17-20. The entire resource in the Black Skarn North model is classified as inferred. ORE has reviewed the parameters and method used by RNGM for this model and agrees that they are appropriate.

Table 17-19
Resources in the Black Skarn North Model

Category	Cutoff EQAu	Tonnes	Grade g Au/t	Grade %Cu	Ounces Gold	Tonnes Copper
Inferred	3.0	445,000	5.1	1.0	73,000	5,000
EQAu = g Au/t + 1.75 x (%Cu-0.1)						

Table 17-20
Summary of Estimation Parameters - Black Skarn North Model

Block Size	4x1 m wide, 4 m high, parallel to 125° azimuth		
Method	IDP with trend line		
Resource Classification	Inferred		
Geologic Model	3-dimensional interpretation by RNGM		
Search Ellipse		Search	Radii
	Pass	Orientation	(meters)
	1	Parallel to Trend	50x50x1.0
	2	Parallel to Trend	25x25x1.0
	Max Composites 12, 3 per hole		
Density	2.2 t/m^3		
IDP Power	Pass 1 - 2.0 Pass 2 - 4.0		
Grade Caps	Pass 1 - 10 g Au/t, 2.5% Cu Pass 2 - 30 g Au/t, 2.5% Cu		

17.1.6 Area 107

The Area 107 model was created by RNGM in January 2006 to provide an estimate for the Area 107 resources that extend outside the El Valle block model (see Section 17.1.1). This model reflects the current state of drilling in Area 107. The model was created by IDP estimation of block grades inside a wireframe envelope based on geologic interpretation of the Area 107 structure, with a maximum extension of about 40-meters outside the drill intersections. The structure was divided into five equal-width bands (varying from approximately 2-meters to 6-meters wide) for estimation of grades. The Area 107 resource estimate is summarized in Table 17-21. The estimation parameters are summarized in Table 17-22. The entire resource in the Area 107 model is classified as inferred. ORE has reviewed the parameters and method used by RNGM for this model and agrees that they are appropriate.

Table 17-21
Resources in the Area 107 Model

Category	Cutoff EQAu	Tonnes	Grade g Au/t	Grade %Cu	Ounces Gold	Tonnes Copper
Inferred	5.0	836,000	11.3	0.30	304,000	3,000

Table 17-22
Summary of Estimation Parameters - Area 107 Model

Block Size	2x2 m wide, 4 m high	
Method	IDP with 5 bands	
Resource Classification	Inferred	
Geologic Model	3-dimensional interpretation by RNGM	
Search Ellipse	Search Orientation	Radii (meters)
	Parallel to Zone	100x100x(Band Width)
	Max Composites - No Limit	
Density	2.3 t/m^3	
IDP Power	Gold 5, Copper 3	
Grade Caps	50 g Au/t, 10% Cu	



17.2   Carlés

The Carlés resources were estimated using 3-dimensional block models that were created in five different areas, that were determined by the orientation of mineralization and the location of the zones relative to the Carlés intrusive. These areas are called Carlés East, Carlés North, Carlés Northwest, Carlés West, and Carlés South. Two of these areas, Carlés East and Carlés North have had recent development drilling and have been mined up until the end of 2006 and the models are up-to-date with respect to the drilling. The remaining areas have had little or no new drilling and are still valid.

17.2.1 Carlés East

The Carlés East model was created by RNGM under the direction of ORE and was last updated in January 2006. The model was created by IDP estimation of block grades inside a wireframe envelope based on geologic interpretation of the copper-gold mineralization. The structure was divided into five equal-width bands for estimation of grades. The Carlés East resource estimate is summarized in Table 17-23. The estimation parameters are summarized in Table 17-24.

Table 17-23
Carlés East Resources

Category	Cutoff EQAu	Tonnes	Grade g Au/t	Grade %Cu	Ounces Gold	Tonnes Copper
Measured	3.0	34,000	5.6	0.73	6,000	300
Indicated	3.0	200,000	4.9	0.69	31,000	1,400
Measured+Indicated	3.0	234,000	5.0	0.70	38,000	1,600
Inferred	3.0	288,000	4.8	0.64	44,000	1,800
EQAu = g Au/t + 1.1 x (%Cu-0.1)						

Table 17-24
Summary of Estimation Parameters - Carlés East Model

Block Size	0.25 x 2.5 m wide, 1.5 m high, oriented parallel to strike	
Method	IDP with 5 bands	
Resource Classification	Drill Grid 10m Measured, 20m Indicated	
Geologic Model	3-dimensional interpretation by RNGM	
Search Ellipse	Search Orientation	Radii (meters)
	Parallel to Zone	45x45x(Band Width)
Density	3.3 t/m^3	
IDP Power	2.8	
Grade Caps	25 g Au/t, No cap Cu	

17.2.2 Carlés North

The Carlés North model was created by RNGM under the direction of ORE and was last updated in January 2006. The model was created by IDP estimation of block grades inside a wireframe envelope based on geologic interpretation of the copper-gold mineralization. The structure was divided into five equal-width bands for estimation of grades. The Carlés North resource estimate is summarized in Table 17-25. The estimation parameters are summarized in Table 17-26.

Table 17-25
Carlés North Resources

Category	Cutoff EQAu	Tonnes	Grade g Au/t	Grade %Cu	Ounces Gold	Tonnes Copper
Measured	3.0	21,000	8.3	1.02	6,000	200
Indicated	3.0	378,000	5.4	0.66	66,000	2,500
Measured+Indicated	3.0	399,000	5.6	0.67	72,000	2,700
Inferred	3.0	57,000	5.8	0.35	11,000	200
EQAu = g Au/t + 1.1 x (%Cu-0.1)						

Table 17-26
Summary of Estimation Parameters - Carlés North Model

Block Size	0.25 x 2.5 m wide, 1.5 m high, oriented parallel to strike	
Method	IDP with 5 bands	
Resource Classification	Drill Grid 25m Measured, 50m Indicated, >50 Inferred	
Geologic Model	3-dimensional interpretation by RNGM	
Search Ellipse	Search Orientation	Radii (meters)
	Parallel to Zone	45x45x(Band Width)
Density	3.3 t/m^3	
IDP Power	3.5	
Grade Caps	25 g Au/t, No cap Cu	

17.2.3 Carlés Northwest

The Carlés Northwest model was created by RNGM and was last updated in 2000. The model was created by IDP estimation of block grades inside a wireframe envelope based on geologic interpretation of the copper-gold mineralization. The Carlés Northwest resource estimate is summarized in Table 17-27. The estimation parameters are summarized in Table 17-28. It the opinion of ORE, that the parameters and procedures for the Carlés Northwest resource estimate are reasonable, but that slightly higher grades and lower tonnages may be achieved with a banded-style model with a smaller block size.

Table 17-27
Carlés Northwest Resources

Category	Cutoff Au	Tonnes	Grade g Au/t	Grade %Cu	Ounces Gold	Tonnes Copper
Measured	3.0	45,000	4.9		7,000	
Indicated	3.0	1,000	4.8		180	
Measured+Indicated	3.0	46,000	4.9		7,200	
Inferred	3.0	21,000	4.8		9,000	

Table 17-28
Summary of Estimation Parameters - Carlés Northwest Model

Block Size	3x3 m wide, 4.0 m high	
Method	Ordinary Kriging	
Resource Classification	By Number of points in Search Volume	
Geologic Model	3-dimensional interpretation by RNGM	
Search Ellipse	Search Orientation	Radii (meters)
	Dip Azimuth 311 Dip 60	Measured, Indicated 25x20x5 Inferred 50x40x10
	Minimum Points: Measured (3), Inferred (2), Indicated(1)	
Density	3.38	
Grade Caps	None	

17.2.4 Carlés West

The Carlés West model was created by RNGM and was last updated in 2000. The model was created by IDP estimation of block grades inside a mineralized envelope based on nearest-neighbor-assignment of a 0.5 g Au/t indicator. The Carlés West resource estimate is summarized in Table 17-29. The estimation parameters are summarized in Table 17-30. It the opinion of ORE, that the parameters and procedures for the Carlés West resource estimate are reasonable.

Table 17-29
Carlés West Resources

Category	Cutoff Au	Tonnes	Grade g Au/t	Grade %Cu	Ounces Gold	Tonnes Copper
Inferred	3.0	248,000	5.4	0.55	43,000	1,400

Table 17-30
Summary of Estimation Parameters - Carlés West Model

Block Size	1x1x1 meter	
Method	IDP	
Resource Classification	Inferred	
Geologic Model	NN mineral zone 0.5 g Au/t indicator	
Search Ellipse	Search Orientation	Radii (meters)
	Dip Azimuth 15, Dip 65	50x50x1
Density	3.38	
IDP Power	3.0	
Grade Caps	Au 25 g Au/t, Cu Uncapped	

17.2.5 Carlés South

The Carlés South model was created by RNGM and was last updated in 2000. The model was created by IDP estimation of block grades inside a mineralized envelope based on nearest-neighbor-assignment of a 0.5 g Au/t indicator.   The Carlés South resource estimate is summarized in Table 17-31. The estimation parameters are summarized in Table 17-32. It the opinion of ORE, that the parameters and procedures for the Carlés South resource estimate are reasonable.

Table 17-31
Carlés South Resources

Category	Cutoff Au	Tonnes	Grade g Au/t	Ounces Gold
Inferred	3.0	201,000	4.9	32,000

Table 17-32
Summary of Estimation Parameters - Carlés South Model

Block Size	1x1x1	
Method	IDP	
Resource Classification	Inferred	
Geologic Model	NN mineral zone 0.5 g Au/t indicator	
Search Ellipse	Search Orientation	Radii (meters)
	Dip Azimuth 37, Dip 40	50x50x3
Density	3.38 t/m^3	
IDP Power	3.0	
Grade Caps	Au 25 g Au/t, Cu Uncapped	

17.3   La Brueva

The La Brueva model was created by RNGM and was last updated in April 2001. The Barrick-RNGM JV did additional drilling in the La Brueva area since the date of the model, but that drilling is not expected to materially affect the estimated resource. The model was created by IDP estimation of block grades inside a mineralized envelope based on nearest-neighbor-assignment of a 0.3 g Au/t indicator. The La Brueva resource estimate is summarized in Table 17-33. The estimation parameters are summarized in Table 17-34. This estimate was reviewed by ORE and it is the opinion of ORE, that the parameters and procedures for the Carlés South resource estimate are reasonable.

Table 17-33
La Brueva Resources

Category	Cutoff Au	Tonnes	Grade g Au/t	Ounces Gold
Inferred	1.5	898,000	2.7	78,000

Table 17-34
Summary of Estimation Parameters - La Brueva Model

Block Size	4x4x4 meters
Method	IDP
Resource Classification	Inferred
Geologic Model	NN envelope of +0.3 g Au/t indicator
Search Ellipse	50x50x6
Density	2.6
IDP Power	2.5
Grade Caps	Not Capped



17.4   La Ortosa - Godán

Resources were estimated for two areas on the La Ortosa - Godán property by RNGM in 1998 as two resource models called Ortosa and Ortosa West. Those model could not be verified at the time of this report, and are not included in the resources.

17.5   Total Resource Summary

The total resources for the properties are summarized in Table 17-35 and Table 17-36.

Table 17-35
Total Measured and Indicated Resources

Model Area	Zone	Cutoff EqAu	Tonnes	Gold g Au/t	Copper %Cu	Ounces Gold	Tonnes copper
Measured Resource -Sulfides							
Boinás East	Monica Zone	3	689,000	4.5	1.36	100,000	9,000
Carlés	Carlés East	3	34,000	5.6	0.73	6,000	300
	Carlés North	3	21,000	8.3	1.02	6,000	200
	Carlés NW[1]	3	45,000	4.9		7,000	
Total Measured Sulfides			789,000	4.7	1.28	119,000	9,500
Indicated Resource -Sulfides							
Boinás East Below Pit	Magnesian Skarn	3	58,000	5.8	1.33	11,000	800
	G6 Thrust	5	6,000	8.3	0.83	2,000	100
	High Angle	5	77,000	8.5	0.94	21,000	700
	Sienna Zone	5	75,000	9.4	1.24	23,000	900
	Skarn	3	22,000	4.1	0.41	3,000	100
Boinás East	Monica Zone	3	737,000	4.4	1.35	103,000	10,000
Carlés	Carlés East	3	200,000	4.9	0.69	31,000	1,400
	Carlés North	3	378,000	5.4	.66	66,000	2,500
	Carlés NW[1]	3	1,000	4.8		200	
Total Indicated Sulfides			1,554,000	5.2	1.06	260,200	16,500
Total Measured +Indicated Sulfides			2,343,000	5.0	1.13	379,000	26,000

Model Area	Zone	Cutoff EqAu	Tonnes	Gold g Au/t		Ounces Gold	
Indicated Resource -Oxides							
El Valle	Charnela S.	5	82,000	17.0		45,000	
El Valle Below Pit	Area107	5	38,000	9.8		12,000	
	EV Fault	5	109,000	10.6		37,000	
	West Skarn	3	22,000	5.7		4,000	
Total Indicated Oxides			251,000	12.1		98,000	
Total Indicated Oxides +Sulfides			1,805,000	6.2		358,000	
Total Measured+Indicated Oxides +Sulfides			2,594,000	5.7		477,000	

[1] Tonnage not included for calculation of average copper grade

Table 17-36
Total Inferred Resources

Inferred Resource -Sulfides							
Model Area	Zone	Cutoff EqAu	Tonnes	Gold g Au/t	Copper %Cu	Ounces Gold	Tonnes copper
Boinás East Below Pit	Magnesian Skarn	3	23,000	5.2	1.04	4,000	200
	G6 Thrust	5	38,000	8.9	0.97	11,000	400
	High Angle	5	142,000	8.3	0.35	38,000	500
	Sienna Zone	5	6,000	6.7	1.33	1,000	100
	Pyroxene Skarn	3	12,000	3.8	0.08	1,000	0
Boinás East	Monica Zone	3	126,000	4.2	1.32	17,000	2,000
El Valle	Black Skarn North	3	445,000	5.1	1.00	73,000	5,000
Carlés	Carlés East	3	288,000	4.8	0.64	44,000	1,800
	Carlés North	3	57,000	5.8	0.35	11,000	200
	Carlés West	3	248,000	5.4	0.55	43,000	1,400
	Carlés NW[1]	3	21,000	4.8		9,000	
	Carlés South[1]	3	201,000	4.9		32,000	
Total Inferred Sulfides			1,607,000	5.5	0.84	284,000	11,600
Inferred Resource -Oxides							
Model Area	Zone	Cutoff EqAu	tonnes	Gold g Au/t	Copper %Cu	Ounces Gold	Tonnes copper
El Valle	Area 107	5	836,000	11.3		304,000	
	Charnela South	5	105,000	13.8		46,000	
El Valle Below Pit	Area 107	5	77,000	15.3		38,000	
	East Breccia	5	94,000	7.6		23,000	
	EV Fault	5	254,000	11.1		91,000	
	West Skarn	3	186,000	9.9		59,000	
Total Inferred Oxides			1,552,000	11.2		561,000	
Total Inferred Oxides + Sulfides			3,159,000	8.3		845,200	
[1] Tonnage not included for calculation of average copper grade							

18.0   OTHER RELEVANT DATA AND INFORMATION

Mining activities in Spain may be subsidized by the government in three ways:

1.   Annually, during the investigation of new resources. This stage may be subsidized annually up to 45% but normally is in the range of 15% - 20% with a top limit. The limit in 2006 was of 200,000 euros. Thus, annual budgets exceeding 1,000,000 euros were subsidized the maximum amount of 200,000. To make the most this type of subsidy, the budget may be spread over several individual projects with separate applications. At the end of the year, the company has to certify that it has spent a minimum of at least 75% of the budget submitted in the application to get the proportional part of the subsidy. Kinbauri received subsidies for the Corcoesto project in 2006.

2.   Pre-production subsidy, which has to be negotiated with the authorities. RNGM had around 25% subsidized at El Valle for capital costs, including the treatment plant, pre-stripping, and some of the development drilling. This type of subsidy may be subject to conditions such as contracting people permanently and annual certification of the amounts spent.

3.   Investigation, Development, and Innovation: These are subsidies that the government provides for Investigation, Development and Innovation of new technologies. RNGM received subsidies for development of new technologies for processing the ore. The percentage may be higher compared to the above, but it must clearly be an innovation project.

19.0   INTERPRETATION AND CONCLUSIONS

The Rio Narcea Gold Belt properties being acquired by Kinbauri represent an advanced exploration property, but with several remarkable advantages relative to the average exploration property including:

1.   It has a significant resource with identified targets that are open on one or more sides.

2   It has an established infrastructure including a mill that has proven ability to process the local ores with high metallurgical recoveries.

Thus, it lacks only one thing for successful operation: ore reserves. The Kinbauri plan is to expand the resource base, define easily accessible reserves, and bring the property back into production as follows:

1.   Delineate 3Mt resources with an average grade of no less than 8g Au/t before Cu credits; at least 2Mt to be delineated in higher grade material (107 Area; 2Mt, 10g/t diluted) remainder Black Skarn North (1Mt, 5g/t diluted). Area 107 currently has an estimated, inferred resource of 913,000 tonnes with and average grade of 11.7 g Au/t and is open at depth to the south where some of the best intersections are located. The Black Skarn North Zone currently has an estimated, inferred resource of 445,000 tonnes with 5.3 g Au/t and 0.8% Cu and is open to the east and west.

2.   Conduct engineering feasibility studies necessary to convert resources to ore reserves sufficient for 3 years production in order to quick-start operations.

3.   Delineate additional resources and develop ore reserves for an additional 3 years production.

4.   Continue to delineate resources and reserves to allow mining beyond 6 year mine life.

The key factor in accomplishing the above plan is the exploration potential of the property. The high quality of the exploration potential is demonstrated by the following:

1.   In the El Valle-Boinás area, where 868,000 ounces of gold has been mined, several specific targets have the potential to increase resources and reserves quickly.

2.   From the time Rio Narcea began the El Valle project in 1992, many areas having significant gold mineralization were discovered, and after the 1996 Feasibility Study additional gold deposits were discovered, such as: Sienna , Charnela , Caolinas, Black Skarn North, Charnela South, Area 107, and Area 208. Discovery of these deposits clearly indicates that the El Valle-Boinás area still has great potential for discovery of additional gold mineralization.

3.   Currently, several mineralized zones have a high potential for developing reserves for mining, because of both their proximity to existing mine workings and because of continuous, identified mineralized zones. These include Black Skarn North, Area 107, and Charnela South.

4.   Some locations may have potential to combine the mining of large tonnage, low grade deposits concurrently with small tonnage, high grade deposits.

5.   In addition to the El Valle-Boinás area, the Carlés area and many other deposits and exploration target areas have potential for increasing Kinbauri resources in the Rio Narcea Gold Belt.

6.   Kinbauri have presented a viable plan to explore the El Valle-Boinás area with the specific intent of expanding resources, defining reserves, and restarting mine production.

20.0   RECOMMENDATIONS

ORE recommends the following, which generally concur with Kinbauri's plan as presented to the Spanish Mining authorities:

1.   Commence underground drilling to define additional resources in Area 107 and the Black Skarn North Zone.

> Drilling   21 holes   Cost $1,695,000 CAD

> ORE recommends that Kinbauri continue the high quality drilling, sampling, sample preparation, and assaying practices that were developed during the RNGM operations.

2.   Assuming positive results from the underground drilling, commence development of access drifts to Area 107 and the Black Skarn North Zone. This will be followed by a definition drilling program for Area 107 and Black Skarn North to define measured and indicated resources in those areas.

> a) Drifting   520 meters   Cost $1,666,000 CAD
> b) Drilling   60 holes   Cost $1,279,000 CAD

3.   Conduct test mining in Area 107 to evaluate geotechnical conditions and to confirm the continuity of mineralization. This may be done concurrently with the definition drilling program.

> Drifting   30 meters   Cost $92,000 CAD

4.   After the Area 107 and Black Skarn North exploration has been started Kinbauri should further explore other known targets such as Area 208, the El Valle Fault at depth, Carlés North and East at depth, and the gold/molybdenum zone at La Ortosa-Godan.

> Drilling   11 holes   Cost $638,000 CAD

5.   Kinbauri should create new resource models for those areas that are currently being estimated by the extensions of open pit resource models, such as the East Breccia, El Valle Fault, West El Valle Skarn, High Angle 1, and High Angle 2 zones. Resource models defined specifically for these zones would be more useful for underground resource estimation and as a guide for exploration of the zones. This work would be done primarily by in-house project technical staff with advise of an independent consultant. Costs are included in the project staff and overhead costs.

6. RNGM previously used the internally developed software package, "RECMIN" in addition to the commercial package "Datamine" for resource evaluation and mine planning. The RECMIN software is available to Kinbauri as shareware, but the Datamine license will not be transferred to Kinbauri. Although RECMIN is suitable for resource estimation purposes over the short term, technical support is not available, and it is recommended that Kinbauri evaluate purchase of a resource estimation and mine design software package such as Datamine. Cost of applicable software could range from $30,000 CAD to $60,000 CAD.

7. As Kinbauri proceeds with its exploration programs, it must conduct feasibility studies to determine the best mining method for each zone and to establish a portion of the resources as reserves. As part of the feasibility studies, Kinbauri should review the Monica Zone resource with regard to potential reserves in that area. Data should continually be gathered to support these studies and conceptual mine design should ongoing process by Kinbauri. Feasibility studies would most likely be done in 2008 and would likely require the services of an independent consultant, which would cost in the range of $60,000 CAD to $175,000 CAD.

Recommended expenditures are summarized in Table 20-1 for the remainder of calendar year 2007 and early 2008.

Table 20-1
Project Costs for 2007 and Early 2008

Phase	Description	Amount ($CAD)	Completion (Project Month)
1	UG Drilling Area 107 & Black Skarn North	$1,695,000	Month 4 to 5
2a	Drifting Area 107 & Black Skarn North	$1,666,000	Month 7 to 8
2b	Definition Drilling Area 107 & Black Skarn North	$1,279,000	Month 9 to 10
3	Test Mining Area 107	$92,000	Month 9 to 12
4	Surface Exploration (Area 208, Carlés, Godan)	$638,000	Month 9 to 12

21.0   REFERENCES

Boixet, LL. 1993: "Morfología y mineralogía del skarn de Carlés, Asturias". Post-graduate thesis, Univ. of Barcelona, pp. 1-86.

Cepedal A., 2001: "Geología, Mineralogía, Evolución y Modelo Genético del Yacimiento de Au- Cu de El Valle Boinás, Belmonte (Asturias)". Dr. Ph. Thesis, Universidad de Oviedo, pp. 1-278.

Cepedal, A., Martin-Izard, A.,Reguilón, R., Rodríguez-Pevida, L., Spiering, E. and González, S., 2000 "Origin and evolution of the calcio and magnesian skarns hosting the El Valle-Boinas copper-gold deposit, Asturias (Spain)" J. Geochem. Explor., 71, pp. 119-151.

Spiering, E.D., Rodríguez-Pevida L., Gonzalez, S., Garcia-Nieto, J., Varela, A., Arias, D. and Martin-Izard. A., 2000: "The gold belts of western Asturias and Galicia (NW Spain)". J. Geochem. Explor., 71, pp. 89-101.

Martin-Izard, A., Cepedal, A.,Rodríguez-Pevida, L., Spiering, E.D., Gonzalez, S. and Maldonado, C., 1997: "The El Valle deposit: An example of porphyry-related copper gold skarn mineralization overprinted by Late Epithermal events, Cantabrian Mountains, Spain", in: "Mineral Deposits", Papuned (Ed). Balkema, Rotterdam, pp. 659-662.

Martín-Izard, A., Fuertes-Fuente, M., Cepedal, A., Maldonado, C., Pevida, L.R., Spiering, E., González, S., and Varela, A., 1998: "Geochemical characteristics of the Río Narcea Gold Belt intrusives and timing of development of different magmatic-hydrothermal processes based on K/Ar dating". In: "Gold Exploration and Mining in NW Spain". (Eds: Arias, D., Martin-Izard, A. and Paniagua, A.). Facultad de Geología, Univ. Oviedo, pp. 35-42.

Noble, A. 2000: "Boinás East April 2000 Resource Model, El Valle Project, Asturias, Spain".

Noble, A. 2001: "El Valle Open Pit Area Gold Deposits, April 2001 Resource Model and June 2001 Open Pit Reserve Estimate, El Valle Mine, Asturias, Spain".

Pérez-Estaún, A., Bea, F., Bastida, F., Marcos, A., Martínez Catalán, J.R., Martínez Poyatos, D., Arenas, R., Díaz García, F., Azor, A., Simancas J.F. and González Lodeiro, F., 2000: "La Cordillera Varisca Europea: El Macizo Ibérico", in: Vera, J.A. Ed. 2000: "Geología de España". pp 21-230.

Feasibility Study, El Valle Gold Project, Asturias, Spain Mincorp Engineers& constructors.September 1996.

Feasibility study, Carlés Project.

Annual Reports Rio Narcea Gold Mines.


Resource and reserve statement. Internal reports.

Production reports. Internal reports.

Geology of the El Valle-Boinas and Carlés areas, an overview. Internal report.

22.0 DATE AND SIGNATURE PAGE

This report titled "Technical Report on Mineral Resources for the El Valle, Carlés, La Brueva, and Godán Gold Deposits, Rio Narcea Gold Belt, Asturias, Spain" and dated March 21, 2007 was prepared by and signed by the author:



Dated at Lakewood, Colorado, USA Alan C. Noble, P.E.
March 21, 2007 Ore Reserves Engineering



23.0   CERTIFICATE OF AUTHORS

Alan C. Noble
Ore Reserves Engineering
Lakewood, Colorado 80215 USA
Telephone: 303-237-8271 Fax: 303-237-4533
Email: anoble@ore-reserves.com

CERTIFICATE OF AUTHOR

As the primary author of the report entitled "Technical Report for the El Valle, Carlés, La Brueva, and Godán Gold Deposits", dated March 21, 2007 (the "Technical Report") and prepared for Buffalo Gold Ltd., I, Alan C. Noble, P.E. do hereby certify that:

1.   I am a self employed Mining Engineer doing business as:

Ore Reserves Engineering
12254 Applewood Knolls Drive
Lakewood, Colorado 80215 USA

2.   I graduated from the Colorado School of Mines, Golden, CO with a Bachelor of Science Mining Engineering in 1970.

3.   I am a Registered Professional Engineer in the State of Colorado, USA, PE 26122. In addition, I am a Member of the Society of Mining, Metallurgy, and Exploration (SME).

4.   I have practiced my profession as a mining engineer continuously since graduation for a total of 37 years. During that time I worked on mineral resource estimates and mine planning for over 135 mineral deposits, of which 75 were gold deposits.

5.   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, registration of a professional engineer, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.   I am responsible for preparation of the resource estimates (Section 17). I supervised the other authors to prepare the remaining sections of the technical report

7.   I have had prior involvement with the property that is the subject of the Technical Report. This prior involvement included sampling studies, resource estimates, ore reserve estimates, and open pit design for Rio Narcea Gold Mines. . I last visited the Rio Narcea Projects on March 7, 2007 for a period of four days and numerous other times starting in 1995.

8.   As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.   I am independent of the issuer applying all of the tests of section 1.5 of National Instrument 43-101.

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.

11.   I consent to the filing of the Technical Report with stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 21st Day of March, 2007



signed, Alan C. Noble, PE 26122.

Santiago González Nistal
Oviedo, 33012, Spain

Telephone: 649 800593
Email: santiago_nistal@hotmail.com

CERTIFICATE OF AUTHOR

As an author of the report entitled "Technical Report for the El Valle, Carlés, La Brueva, and Godán Gold Deposits", dated March 21, 2007 (the "Technical Report") and prepared for Buffalo Gold Ltd., I, Santiago González Nistal, do hereby certify that:

1.   I am a self-employed consulting geologist.

2.   I graduated from the University of Oviedo, with a B.S in Geology in 1992.

3.   I am a Registered ¨Professional Geologist for mineral resources¨ according to the National Committee of Professional Title Evaluation of the ICOG, Spain. In addition, I am a Member of the European Federation of Geologists.

4.   I have practiced my profession as a geologist in exploration, open pit, underground mining and evaluation of ore deposits continuously since graduation in 1992.

5.   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, registration of a professional geologist, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.   I have had involvement in the property since 1993, as project geologist and chief mine geologist.

7.   I am responsible for the geological sections of the report, including: 7.0 Geologic Setting, 8.0 Deposit Types, 9.0 Mineralization, 10.0 Exploration, 11.0 Drilling, 12.0 Sampling Method and Approach, 13.0 Sample Preparation, Analyses and Security, and 14.0 Database Verification.

8.   As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.   I am independent of the issuer applying all of the tests of section 1.4 of National Instrument 43-101.

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.

11.   I consent to the filing of the Technical Report with stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 21st Day of March, 2007



Signed, Santiago González Nistal
Eurogeologist Number 719, Professional Geologist Number 20

Lluís Boixet Marti
Senior Geologist
Rio Narcea Gold Mines, S.L.
Ribadeo, 27710 - Lugo, Spain

Telephone: 649 800577
Email: llboixet@rngm.es

CERTIFICATE OF AUTHOR

As an author of the report entitled "Technical Report for the El Valle, Carlés, La Brueva, and Godán Gold Deposits", dated March 21, 2007 (the "Technical Report") and prepared for Buffalo Gold Ltd., I, Lluís Boixet Marti, do hereby certify that:

1.   I am employed by Río Narcea Gold Mines S.L. as a Senior Geologist, for the past 26 months, my services have been subcontracted by RNGM to Kinbauri..

2.   I graduated from the Universitat Central de Barcelona, with a B.S in Geology in 1987.

3.   I am a Registered ¨Professional Geologist for mineral resources¨ according to the National Committee of Professional Title Evaluation of the ICOG, Spain. In addition, I am a Member of the European Federation of Geologists.

4.   I have practiced my profession as a geologist in exploration and evaluation of ore deposits continuously since graduation for a total of 20 years.

5.   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, registration of a professional geologist, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.   I have had involvement with the property since 1987 up to 1991, working as a geologist for Charter Exploraciones S.A. This prior involvement included exploration on the property, underground working, drilling, and core logging. I also did a post-graduate thesis in the Carles copper-gold deposit in 1991.

7.   I am responsible for the Property Description and Location (Section 4.0), the Accessibility, Climate, Local Resources, Infrastructure and Physiography (Section 5.0), and History (Section 6.0).

8.   As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.   I am not independent of the issuer applying all of the tests of section 1.4 of National Instrument 43-101, because I am an employee of Rio Narcea Gold Mines, who are the vender in the sale of properties to Kinbauri.

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.

11.   I consent to the filing of the Technical Report with stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 21st Day of March, 2007



Signed, Lluís Boixet Marti
Eurogeologist Number 720, Professional Geologist Number 21



Appendix A
Property Boundary Coordinates



	Carlés					Carlés (cont.)			
Vertex	UTM		Geographic		Vertex	UTM		Geographic	
	X	Y	Latitude	Longitude		X	Y	Latitude	Longitude
106	720,355.84	4,804,411.23	6°16'51"W	43°21'34"N	144	723,542.95	4,804,915.32	6°14'29"W	43°21'47"N
107	720,352.29	4,804,539.18	6°16'51"W	43°21'38"N	145	723,540.01	4,805,021.35	6°14'29"W	43°21'50"N
108	720,453.72	4,804,542.00	6°16'46"W	43°21'38"N	146	723,342.76	4,805,016.94	6°14'37"W	43°21'50"N
109	720,450.78	4,804,648.03	6°16'46"W	43°21'42"N	147	723,339.70	4,805,127.21	6°14'37"W	43°21'54"N
110	720,543.73	4,804,650.61	6°16'42"W	43°21'42"N	148	723,245.36	4,805,123.53	6°14'42"W	43°21'54"N
111	720,538.83	4,804,827.33	6°16'42"W	43°21'47"N	149	723,242.91	4,805,211.89	6°14'42"W	43°21'57"N
112	720,892.27	4,804,837.14	6°16'26"W	43°21'47"N	150	723,039.69	4,805,206.25	6°14'51"W	43°21'57"N
113	720,884.54	4,805,115.65	6°16'26"W	43°21'56"N	151	723,033.92	4,805,414.07	6°14'51"W	43°22'04"N
114	721,242.22	4,805,125.58	6°16'11"W	43°21'56"N	152	723,117.67	4,805,416.39	6°14'47"W	43°22'04"N
115	721,244.92	4,805,028.38	6°16'11"W	43°21'53"N	153	723,112.03	4,805,619.62	6°14'47"W	43°22'10"N
116	721,536.51	4,805,036.47	6°15'58"W	43°21'53"N	154	723,209.24	4,805,622.32	6°14'43"W	43°22'10"N
117	721,538.60	4,804,961.19	6°15'58"W	43°21'51"N	155	723,201.39	4,805,905.08	6°14'42"W	43°22'19"N
118	721,861.29	4,804,970.15	6°15'43"W	43°21'51"N	156	723,325.09	4,805,908.51	6°14'37"W	43°22'19"N
119	721,864.35	4,804,859.88	6°15'43"W	43°21'47"N	157	723,316.51	4,806,217.77	6°14'37"W	43°22'29"N
120	722,045.31	4,804,864.91	6°15'35"W	43°21'47"N	158	723,409.46	4,806,220.35	6°14'33"W	43°22'29"N
121	722,048.14	4,804,763.12	6°15'35"W	43°21'44"N	159	723,401.37	4,806,511.95	6°14'33"W	43°22'39"N
122	722,353.16	4,804,771.58	6°15'22"W	43°21'44"N	160	723,489.72	4,806,514.40	6°14'29"W	43°22'39"N
123	722,349.85	4,804,891.05	6°15'22"W	43°21'47"N	161	723,484.45	4,806,704.20	6°14'29"W	43°22'45"N
124	722,438.20	4,804,893.50	6°15'18"W	43°21'47"N	162	723,581.66	4,806,706.90	6°14'24"W	43°22'45"N
125	722,432.69	4,805,092.13	6°15'18"W	43°21'54"N	163	723,573.07	4,807,016.16	6°14'24"W	43°22'55"N
126	722,341.48	4,805,090.65	6°15'22"W	43°21'54"N	164	723,687.94	4,807,019.35	6°14'19"W	43°22'55"N
127	722,338.17	4,805,286.17	6°15'22"W	43°22'00"N	165	723,679.72	4,807,315.53	6°14'19"W	43°23'05"N
128	722,535.07	4,805,290.57	6°15'13"W	43°22'00"N	166	723,794.58	4,807,318.72	6°14'14"W	43°23'05"N
129	722,530.51	4,805,391.25	6°15'13"W	43°22'03"N	167	723,785.88	4,807,632.22	6°14'14"W	43°23'15"N
130	722,716.07	4,805,396.40	6°15'05"W	43°22'03"N	168	723,887.08	4,807,643.87	6°14'09"W	43°23'15"N
131	722,720.50	4,805,300.32	6°15'05"W	43°22'00"N	1	723,879.10	4,807,931.22	6°14'09"W	43°23'24"N
132	722,633.87	4,805,298.98	6°15'09"W	43°22'00"N	2	724,069.26	4,807,936.50	6°14'01"W	43°23'24"N
133	722,639.40	4,805,099.99	6°15'09"W	43°21'54"N	3	724,074.78	4,807,737.51	6°14'01"W	43°23'18"N
134	722,739.09	4,805,101.69	6°15'04"W	43°21'54"N	4	724,180.81	4,807,740.45	6°13'56"W	43°23'18"N
135	722,740.06	4,805,003.39	6°15'04"W	43°21'51"N	5	724,186.70	4,807,528.39	6°13'56"W	43°23'11"N
136	722,833.01	4,805,005.97	6°15'00"W	43°21'51"N	6	724685.75	4,807,542.24	6°13'34"W	43°23'11"N
137	722,835.83	4,804,904.54	6°15'00"W	43°21'47"N	7	724682.68	4,807,652.87	6°13'34"W	43°23'14"N
138	722933.02	4,804,907.23	6°14'56"W	43°21'47"N	8	724983.11	4,807,661.21	6°13'21"W	43°23'14"N
99	722,935.72	4,804,810.03	6°14'56"W	43°21'44"N	9	724,985.93	4,807,559.42	6°13'21"W	43°23'11"N
100	722,650.12	4,804,803.17	6°15'09"W	43°21'44"N	10	725,087.72	4,807,562.24	6°13'16"W	43°23'11"N
101	722,652.94	4,804,701.37	6°15'09"W	43°21'41"N	11	725,089.69	4,807,491.55	6°13'16"W	43°23'09"N
102	722549.76	4,804,697.45	6°15'13"W	43°21'41"N	12	725,199.96	4,807,494.61	6°13'11"W	43°23'09"N
103	722552.71	4804591.42	6°15'13"W	43°21'38"N	13	725,203.64	4,807,362.07	6°13'11"W	43°23'04"N
104	722649.9	4,804,594.12	6°15'09"W	43°21'38"N	14	725,300.84	4,807,364.77	6°13'07"W	43°23'04"N
105	722,652.84	4,804,488.08	6°15'09"W	43°21'34"N	15	725,303.65	4,807,263.33	6°13'07"W	43°23'01"N
85	725480.25	4,804,571.16	6°13'03"W	43°21'34"N	16	725,405.44	4,807,266.16	6°13'03"W	43°23'01"N
86	723863.25	4,804,526.28	6°14'15"W	43°21'34"N	17	725,408.51	4,807,155.53	6°13'03"W	43°22'57"N
87	723,860.06	4,804,641.14	6°14'15"W	43°21'38"N	18	725,514.55	4,807,158.47	6°12'58"W	43°22'57"N
88	723,661.08	4,804,635.62	6°14'24"W	43°21'38"N	19	725,517.01	4,807,070.12	6°12'58"W	43°22'55"N
143	723,653.23	4,804,918.38	6°14'24"W	43°21'47"N	20	725,618.44	4,807,072.93	6°12'53"W	43°22'55"N


Carlés (cont.)					Carlés (cont.)			
Vertex	UTM		Geographic		Vertex	UTM		Geographic	
	X	Y	Latitude	Longitude		X	Y	Latitude	Longitude
21	725,621.50	4,806,962.65	6°12'53"W	43°22'51"N	66	728,033.44	4,807,843.15	6°11'05"W	43°23'17"N
22	725,718.70	4,806,965.35	6°12'49"W	43°22'51"N	67	728,127.98	4,803,481.65	6°11'07"W	43°20'56"N
23	725,721.52	4,806,863.56	6°12'49"W	43°22'48"N	68	727,933.59	4,803,476.25	6°11'16"W	43°20'56"N
24	725,827.55	4,806,866.50	6°12'44"W	43°22'48"N	69	727,935.91	4,803,392.49	6°11'16"W	43°20'53"N
25	725,830.50	4,806,760.48	6°12'44"W	43°22'44"N	70	727,754.60	4,803,387.45	6°11'24"W	43°20'53"N
26	725,918.86	4,806,762.93	6°12'41"W	43°22'44"N	71	727,757.05	4,803,299.09	6°11'24"W	43°20'50"N
27	725,921.68	4,806,661.49	6°12'41"W	43°22'41"N	72	727,518.48	4,803,292.46	6°11'35"W	43°20'50"N
28	726,032.30	4,806,664.56	6°12'36"W	43°22'41"N	73	727,520.57	4,803,217.18	6°11'35"W	43°20'48"N
29	726,035.24	4,806,558.53	6°12'36"W	43°22'37"N	74	727,339.61	4,803,212.16	6°11'43"W	43°20'48"N
30	726,145.52	4,806,561.59	6°12'31"W	43°22'37"N	75	727,348.93	4,802,876.39	6°11'43"W	43°20'37"N
31	726,148.22	4,806,464.39	6°12'31"W	43°22'34"N	76	727,242.90	4,802,873.45	6°11'48"W	43°20'37"N
32	726,254.24	4,806,467.33	6°12'26"W	43°22'34"N	77	727,245.71	4,802,772.02	6°11'48"W	43°20'34"N
33	726,256.94	4,806,370.14	6°12'26"W	43°22'31"N	78	727,033.64	4,802,766.13	6°11'57"W	43°20'34"N
34	726,367.57	4,806,373.21	6°12'21"W	43°22'31"N	79	727,036.59	4,802,660.09	6°11'57"W	43°20'30"N
35	726,370.15	4,806,280.25	6°12'21"W	43°22'28"N	80	726,943.63	4,802,657.51	6°12'01"W	43°20'30"N
36	726,533.45	4,806,284.79	6°12'14"W	43°22'28"N	81	726,907.09	4,803,974.08	6°12'01"W	43°21'13"N
37	726,530.50	4,806,390.82	6°12'14"W	43°22'32"N	82	726,408.03	4,803,960.23	6°12'23"W	43°21'13"N
38	726,645.37	4,806,394.01	6°12'09"W	43°22'31"N	83	726,379.95	4,804,971.78	6°12'23"W	43°21'46"N
39	726,643.04	4,806,478.12	6°12'09"W	43°22'34"N	84	725,469.83	4804946.52	6°13'03"W	43°21'46"N
40	726,749.06	4,806,481.07	6°12'04"W	43°22'34"N	96	722,786.31	4,804,293.00	6°15'03"W	43°21'28"N
41	726,746.49	4,806,573.67	6°12'04"W	43°22'37"N	97	722,656.89	4,804,660.81	6°15'08"W	43°21'40"N
42	726,843.70	4,806,576.37	6°12'00"W	43°22'37"N	98	723,021.30	4,804,807.44	6°14'52"W	43°21'44"N
43	726,841.24	4,806,664.73	6°12'00"W	43°22'40"N	139	722,914.57	4,805,087.82	6°14'56"W	43°21'53"N
44	726,943.03	4,806,667.56	6°11'55"W	43°22'40"N	140	723199.1	4,805,197.59	6°14'44"W	43°21'56"N
45	726,940.21	4,806,769.35	6°11'55"W	43°22'43"N	141	723,294.83	4,804,922.36	6°14'40"W	43°21'47"N
46	727,028.56	4,806,771.80	6°11'51"W	43°22'43"N	142	723,470.19	4,804,988.28	6°14'32"W	43°21'49"N
47	727,026.11	4,806,860.16	6°11'51"W	43°22'46"N	89	723,670.84	4,804,513.16	6°14'24"W	43°21'34"N
48	727,145.23	4,806,863.47	6°11'46"W	43°22'46"N	90	723,747.78	4,804,545.00	6°14'20"W	43°21'35"N
49	727141.68	4,806,991.42	6°11'46"W	43°22'50"N	91	723,895.11	4,804,168.86	6°14'14"W	43°21'22"N
50	727,238.87	4,806,994.11	6°11'42"W	43°22'50"N	92	723,554.18	4,804,026.75	6°14'30"W	43°21'18"N
51	727,236.04	4,807,095.91	6°11'42"W	43°22'54"N	93	723,502.20	4,804,153.70	6°14'32"W	43°21'22"N
52	727,333.24	4,807,098.60	6°11'37"W	43°22'54"N	94	723,113.12	4,803,987.98	6°14'49"W	43°21'17"N
53	727,330.43	4,807,200.03	6°11'37"W	43°22'57"N	95	722967.59	4,804,362.30	6°14'55"W	43°21'30"N
54	727,427.62	4,807,202.73	6°11'33"W	43°22'57"N					
55	727,424.43	4,807,317.61	6°11'33"W	43°23'01"N					
56	727,517.39	4,807,320.19	6°11'29"W	43°23'01"N					
57	727,514.94	4,807,408.54	6°11'29"W	43°23'03"N					
58	727,620.96	4,807,411.49	6°11'24"W	43°23'03"N					
59	727,617.78	4,807,526.35	6°11'24"W	43°23'07"N					
60	727,728.05	4,807,529.41	6°11'19"W	43°23'07"N					
61	727,725.60	4,807,617.78	6°11'19"W	43°23'10"N					
62	727,827.39	4,807,620.61	6°11'15"W	43°23'10"N					
63	727,824.20	4,807,735.47	6°11'15"W	43°23'14"N					
64	727,925.64	4,807,738.29	6°11'10"W	43°23'14"N					
65	727,922.82	4,807,840.08	6°11'10"W	43°23'17"N					


Brueva				
Vertex	UTM		Geographic	
	X	Y	Latitude	Longitude
62	722517.74	4800960.07	6°15'20"W	43°19'40"N
63	721213.88	4800917.31	6°16'17.89"W	43°19'40"N
64	721165.23	4800950.31	6°16'20"W	43°19'41.12"N
65	721144.29	4801590.79	6°16'20"W	43°20'1.88"N
66	721162.75	4801591.39	6°16'19.18"W	43°20'1.88"N
67	721156.24	4801790.69	6°16'19.18"W	43°20'8.34"N
68	721256.23	4801793.96	6°16'14.74"W	43°20'8.34"N
69	721252.95	4801894.23	6°16'14.74"W	43°20'11.59"N
70	721352.93	4801897.5	6°16'10.30"W	43°20'11.59"N
71	721346.38	4802097.73	6°16'10.30"W	43°20'18.08"N
72	721446.36	4802101	6°16'5.86"W	43°20'18.08"N
73	721439.83	4802300.61	6°16'5.86"W	43°20'24.55"N
74	721539.81	4802303.89	6°16'1.42"W	43°20'24.55"N
1	721533.26	4802503.8	6°16'1.42"W	43°20'31.03"N
2	721832.97	4802513.63	6°15'48.11"W	43°20'31.03"N
3	721836.27	4802413.05	6°15'48.11"W	43°20'27.77"N
4	721936.25	4802416.33	6°15'43.67"W	43°20'27.77"N
5	721939.53	4802316.37	6°15'43.67"W	43°20'24.53"N
6	722139.72	4802322.95	6°15'34.78"W	43°20'24.53"N
7	722143.02	4802222.68	6°15'34.78"W	43°20'21.28"N
8	722242.77	4802225.96	6°15'30.35"W	43°20'21.28"N
9	722246.05	4802126.31	6°15'30.35"W	43°20'18.05"N
10	722446.24	4802132.89	6°15'21.46"W	43°20'18.05"N
11	722449.53	4802032.93	6°15'21.46"W	43°20'14.81"N
12	722649.28	4802039.5	6°15'12.59"W	43°20'14.81"N
13	722645.99	4802139.46	6°15'12.59"W	43°20'18.05"N
14	722945.94	4802149.35	6°14'59.27"W	43°20'18.05"N
15	722949.24	4802049.39	6°14'59.27"W	43°20'14.81"N
16	723049.23	4802052.68	6°14'54.83"W	43°20'14.81"N
17	723045.93	4802152.64	6°14'54.83"W	43°20'18.05"N
18	723379.89	4802163.67	6°14'40"W	43°20'18.05"N
19	723398.28	4801606.79	6°14'40"W	43°20'00"N
60	722968.807	4801579.414	6°15'00"W	43°20'00"N
61	722986.163	4800954.18	6°15'00"W	43°19'39"N
27	724143.14	4802168.832	6°14'06"W	43°20'17"N
28	724129.88	4802568.612	6°14'06"W	43°20'30"N
29	724031.09	4802565.32	6°14'11"W	43°20'30"N
30	724017.84	4802965.11	6°14'11"W	43°20'43"N
31	724116.63	4802968.392	6°14'06"W	43°20'43"N
32	724110	4803168.282	6°14'06"W	43°20'50"N
33	724717.118	4803188.671	6°13'40"W	43°20'50"N
34	724739.5	4802288.662	6°13'40"W	43°20'21"N
35	725439.11	4802311.852	6°13'08"W	43°20'21"N
36	725445.74	4802111.962	6°13'08"W	43°20'14"N
37	725345.79	4802108.652	6°13'13"W	43°20'14"N
38	725352.42	4801908.762	6°13'13"W	43°20'08"N

Brueva (cont.)				
Vertex	UTM		Geographic	
	X	Y	Latitude	Longitude
39	725152.53	4801902.13	6°13'22"W	43°20'08"N
40	725159.16	4801702.24	6°13'22"W	43°20'00"N
41	724959.27	4801695.612	6°13'31"W	43°20'00"N
42	724965.9	4801495.722	6°13'31"W	43°19'55"N
43	724766.01	4801489.102	6°13'40"W	43°19'55"N
44	724775.95	4801189.262	6°13'40"W	43°19'45"N
45	724576.06	4801182.63	6°13'48"W	43°19'45"N
46	724582.68	4800982.742	6°13'48"W	43°19'39"N
47	724382.79	4800976.112	6°13'57"W	43°19'39"N
48	724389.42	4800776.222	6°13'57"W	43°19'32"N
49	724189.53	4800769.602	6°14'06"W	43°19'32"N
50	724186.22	4800869.542	6°14'06"W	43°19'35"N
51	724086.27	4800866.232	6°14'11"W	43°19'35"N
52	724082.96	4800966.172	6°14'11"W	43°19'39"N
53	723983.01	4800962.862	6°14'15"W	43°19'39"N
54	723979.7	4801062.812	6°14'15"W	43°19'42"N
55	723678.86	4801052.872	6°14'28"W	43°19'42"N
56	723676.55	4801152.812	6°14'28"W	43°19'45"N
57	723576.6	4801149.502	6°14'33"W	43°19'45"N
58	723573.29	4801249.442	6°14'33"W	43°19'48"N
59	723473.34	4801246.132	6°14'37"W	43°19'48"N
20	723463.4	4801545.962	6°14'37"W	43°20'00"N
21	723663.29	4801552.592	6°14'28"W	43°20'00"N
22	723656.56	4801759.11	6°14'28"W	43°20'05"N
23	723856.56	4801759.112	6°14'19"W	43°20'05"N
24	723846.61	4802058.94	6°14'19"W	43°20'14"N
25	723746.67	4802055.63	6°14'24"W	43°20'14"N
26	723743.35	4802155.71	6°14'24"W	43°20'17"N


Godán Ortosa				
Vertex	UTM		Geographic	
	X	Y	Latitude	Longitude
80	720884.5	4805115.65	6°16'26"W	43°21'56"N
81	720892.269	4804837.14	6°16'26"W	43°21'47"N
82	720538.827	4804827.33	6°16'42"W	43°21'47"N
83	720535.781	4805000.9	6°16'42"W	43°21'53"N
84	719936.815	4805200.1	6°17'08"W	43°22'00"N
85	720124.657	4805206.29	6°17'00"W	43°22'00"N
86	720084.076	4806440.35	6°17'00"W	43°22'40"N
87	720534.627	4806452.69	6°16'40"W	43°22'40"N
1	720449.644	4809056.14	6°16'40"W	43°24'04"N
2	723879.099	4807931.22	6°14'09"W	43°23'24"N
3	723887.076	4807643.87	6°14'09"W	43°23'15"N
4	723785.881	4807632.22	6°14'14"W	43°23'15"N
5	723794.583	4807318.72	6°14'14"W	43°23'05"N
6	723679.717	4807315.53	6°14'19"W	43°23'05"N
7	723687.938	4807019.35	6°14'19"W	43°22'55"N
8	723573.072	4807016.16	6°14'24"W	43°22'55"N
9	723581.656	4806706.9	6°14'24"W	43°22'45"N
10	723484.453	4806704.2	6°14'29"W	43°22'45"N
11	723489.7	4806514.4	6°14'29"W	43°22'39"N
12	723401.4	4806511.95	6°14'33"W	43°22'39"N
13	723409.5	4806220.35	6°14'33"W	43°22'29"N
14	723316.505	4806217.8	6°14'37"W	43°22'29"N
15	723325.09	4805908.51	6°14'37"W	43°22'19"N
16	723201.4	4805905.08	6°14'42"W	43°22'19"N
17	723209.237	4805622.32	6°14'43"W	43°22'10"N
18	723112.034	4805619.62	6°14'47"W	43°22'10"N
19	723117.675	4805416.39	6°14'47"W	43°22'04"N
20	723033.918	4805414.07	6°14'51"W	43°22'04"N
21	723039.687	4805206.25	6°14'51"W	43°21'57"N
22	723242.908	4805211.89	6°14'42"W	43°21'57"N
23	723245.361	4805123.53	6°14'42"W	43°21'54"N
24	723339.7	4805127.21	6°14'37"W	43°21'54"N
25	723342.761	4805016.94	6°14'37"W	43°21'50"N
26	723540.011	4805021.35	6°14'29"W	43°21'50"N
27	723542.954	4804915.32	6°14'29"W	43°21'47"N
28	723653.229	4804918.38	6°14'24"W	43°21'47"N
29	723661.078	4804635.62	6°14'24"W	43°21'38"N
30	723860.062	4804641.14	6°14'15"W	43°21'38"N
31	723863.251	4804526.28	6°14'15"W	43°21'34"N
32	724253.402	4804537.11	6°13'58"W	43°21'34"N
33	724255.621	4804471.74	6°13'58"W	43°21'32"N
34	723875.678	4804461.19	6°14'15"W	43°21'32"N
35	723878.376	4804363.99	6°14'15"W	43°21'29"N
36	723966.731	4804366.44	6°14'11"W	43°21'29"N
37	723972.244	4804167.81	6°14'11"W	43°21'22"N
38	723895.11	4804168.86	6°14'14"W	43°21'22"N

Godán Ortosa (cont.)				
Vertex	UTM		Geographic	
	X	Y	Latitude	Longitude
39	723747.776	4804545	6°14'20"W	43°21'35"N
40	723670.845	4804513.16	6°14'24"W	43°21'34"N
41	723470.19	4804988.28	6°14'32"W	43°21'49"N
42	723294.83	4804922.36	6°14'40"W	43°21'47"N
43	723199.099	4805197.59	6°14'44"W	43°21'56"N
44	722914.573	4805087.82	6°14'56"W	43°21'53"N
45	723021.312	4804807.44	6°14'52"W	43°21'44"N
46	722656.894	4804660.81	6°15'08"W	43°21'40"N
47	722716.671	4804490.91	6°15'06"W	43°21'34"N
48	722652.844	4804488.08	6°15'09"W	43°21'34"N
49	722649.9	4804594.12	6°15'09"W	43°21'38"N
50	722552.707	4804591.42	6°15'13"W	43°21'38"N
51	722549.764	4804697.45	6°15'13"W	43°21'41"N
52	722652.941	4804701.37	6°15'09"W	43°21'41"N
53	722650.1	4804803.17	6°15'09"W	43°21'44"N
54	722935.72	4804810.03	6°14'56"W	43°21'44"N
55	722933.022	4804907.23	6°14'56"W	43°21'47"N
56	722835.829	4804904.54	6°15'00"W	43°21'47"N
57	722833.014	4805005.97	6°15'00"W	43°21'51"N
58	722740.061	4805003.39	6°15'04"W	43°21'51"N
59	722739.094	4805101.69	6°15'04"W	43°21'54"N
60	722639.398	4805099.99	6°15'09"W	43°21'54"N
61	722633.875	4805298.98	6°15'09"W	43°22'00"N
62	722720.498	4805300.32	6°15'05"W	43°22'00"N
63	722716.066	4805396.4	6°15'05"W	43°22'03"N
64	722530.506	4805391.25	6°15'13"W	43°22'03"N
65	722535.065	4805290.57	6°15'13"W	43°22'00"N
66	722338.166	4805286.17	6°15'22"W	43°22'00"N
67	722341.477	4805090.7	6°15'22"W	43°21'54"N
68	722432.688	4805092.1	6°15'18"W	43°21'54"N
69	722438.202	4804893.5	6°15'18"W	43°21'47"N
70	722349.847	4804891.05	6°15'22"W	43°21'47"N
71	722353.163	4804771.58	6°15'22"W	43°21'44"N
72	722048.138	4804763.11	6°15'35"W	43°21'44"N
73	722045.313	4804864.9	6°15'35"W	43°21'47"N
74	721864.353	4804859.9	6°15'43"W	43°21'47"N
75	721861.292	4804970.2	6°15'43"W	43°21'51"N
76	721538.596	4804961.19	6°15'58"W	43°21'51"N
77	721536.507	4805036.47	6°15'58"W	43°21'53"N
78	721244.918	4805028.38	6°16'11"W	43°21'53"N
79	721242.22	4805125.58	6°16'11"W	43°21'56"N



El Valle - Boinás				
Vertex	UTM		Geographic	
	X	Y	Latitude	Longitude
32	716861.46	4794575.1	6°19'40"W	43°16'19"N
33	717754.958	4794599.9	6°19'00"W	43°16'19"N
34	717719.179	4795837.94	6°19'00"W	43°16'59"N
35	719068.264	4795875.39	6°18'00"W	43°16'59"N
36	719056.054	4796569.7	6°18'00"W	43°17'21"N
37	719045.2	4796589.42	6°18'00"W	43°17'22"N
38	720358.3	4797313.32	6°17'01"W	43°17'44"N
39	720521.5	4797017.68	6°16'54"W	43°17'34"N
40	720517.986	4797040.65	6°16'54"W	43°17'35"N
1	720485.801	4798238.29	6°16'54"W	43°18'14"N
2	722486.992	4798293.84	6°15'25"W	43°18'14"N
3	722518.042	4797277.1	6°15'25"W	43°17'41"N
4	722020.086	4797261.8	6°15'47"W	43°17'41"N
5	722039.384	4796619.5	6°15'48"W	43°17'20"N
6	721988.077	4796617.9	6°15'50"W	43°17'20"N
7	721899.899	4796660	6°15'54"W	43°17'21"N
8	721943.099	4796747.5	6°15'52"W	43°17'24"N
9	721857.861	4796798.2	6°15'55"W	43°17'26"N
10	721936.889	4796971.2	6°15'52"W	43°17'31"N
11	721851.896	4797013.1	6°15'55"W	43°17'33"N
12	721938.97	4797202.3	6°15'51"W	43°17'39"N
13	721849.678	4797245.8	6°15'55"W	43°17'40"N
14	721803.691	4797156.8	6°15'57"W	43°17'38"N
15	721632.399	4797236.9	6°16'05"W	43°17'40"N
16	721581.141	4797146.4	6°16'07"W	43°17'38"N
17	721406.672	4797226.1	6°16'15"W	43°17'40"N
18	721359.3	4797148.7	6°16'17"W	43°17'38"N
19	721191.248	4797226.6	6°16'24"W	43°17'41"N
20	720143.987	4795057	6°17'14"W	43°16'31"N
21	719783.271	4795220.4	6°17'30"W	43°16'37"N
22	719203.458	4794030.9	6°17'57"W	43°15'59"N
23	718658.93	4794018	6°18'21"W	43°15'59"N
24	718677.873	4793399.5	6°18'21"W	43°15'39"N
25	718244.899	4793387.5	6°18'40"W	43°15'39"N
26	718257.831	4792768.9	6°18'41"W	43°15'19"N
27	715538.8	4792693.4	6°20'41"W	43°15'20"N
28	715521.876	4793303.1	6°20'41"W	43°15'39"N
29	716434.404	4793330.5	6°20'01"W	43°15'39"N
30	716343.9	4796425.1	6°20'00"W	43°17'20"N
31	716802.4	4796433.97	6°19'40"W	43°17'19"N


Appendix B
Significant Intersections in Area 107



Intercepts Area 107							
Drillhole	From	To	Thickness(T) (meters)	True Width(m)TW	Gold g Au/t	Silver g Ag/.t	Cu(%)
VAL188	27.50	29.10	1.60	0.56	9.20	0.00	0.02
VAL188	67.50	74.50	7.00	2.45	9.33	0.00	0.11
including 1	67.50	72.95	5.45	1.91	10.94	0.00	0.07
including 2	71.20	72.95	1.75	0.61	26.57	0.00	0.04
VAL193	156.00	157.45	1.45	0.58	3.47	0.00	0.06
VAL193	246.70	248.70	2.00	0.80	5.40	0.00	0.12
VAL195	254.00	255.30	1.30	0.52	8.67	0.00	0.01
VAL195	276.60	282.40	5.80	2.32	3.67	0.00	0.07
including 1	276.60	277.15	0.55	0.22	13.45	0.00	0.03
including 2	280.20	282.40	2.20	0.88	5.70	0.00	0.03
VAL191	36.30	43.05	6.75	2.70	10.78	2.26	0.06
including 1	41.30	43.05	1.75	0.70	23.20	3.00	0.06
VAL191	87.70	96.75	9.05	3.62	27.82	22.13	0.15
including 1	87.70	91.30	3.60	1.44	55.50	39.50	0.06
VAL192	106.50	108.40	1.90	0.57	13.23	2.00	0.02
VAL192	128.90	130.80	1.90	0.57	3.40	17.00	0.53
VAL192	135.80	137.10	1.30	0.39	24.13	9.00	1.22
IV 03	61.90	72.00	10.10	1.52	8.10	25.00	0.53
including 1	61.90	64.00	2.10	0.32	11.00	9.00	0.16
including 2	70.00	72.00	2.00	0.30	15.80	13.00	0.19
Val1037	218.40	226.20	7.80	6.47	4.78	13.51	0.10
including 1	218.40	220.50	2.10	1.74	8.37	33.00	0.06
Val1037	234.20	235.80	1.60	1.33	5.53	14.00	0.04
VAL1036	193.75	194.60	0.85	0.72	4.37	2.00	0.04
VAL1036	205.20	208.60	3.40	2.89	4.77	7.00	0.56
VAL1036	216.45	218.55	2.10	1.79	8.30	4.00	0.30
Val1034	175.40	181.15	5.75	5.29	41.07	1.29	0.14
Val107	179.50	188.00	8.50	1.28	7.43	2.97	0.50
including 1	179.50	181.55	2.05	0.31	14.79	2.00	0.47
including 2	183.65	184.85	1.20	0.18	13.29	2.00	0.24
including 3	186.05	188.00	1.95	0.29	5.55	4.00	1.00
VAL48	270.75	271.20	0.45	0.11	6.56	0.10	0.01
VAL48	307.15	308.15	1.00	0.25	16.61	0.70	0.15
VAL48	328.00	330.00	2.00	0.50	5.72	2.00	0.12
VAL48	332.00	334.00	2.00	0.50	3.25	0.70	0.16


Val 1051	144.30	144.80	0.50	0.40	6.33	4.00	0.38
VAL1052	113.20	116.00	2.80	2.66	40.09	1.14	0.08
including 1	115.20	116.00	0.80	0.76	130.00	4.00	0.07
VAL1053	164.70	167.70	3.00	2.85	5.37	7.00	0.03
VAL1054	190.80	206.95	16.15	13.24	4.64	4.67	0.05
Including 1	190.80	196.90	6.10	5.00	8.65	10.10	0.04
including 2	202.25	204.70	2.45	2.01	6.61	2.20	0.08
VAL1055	169.25	170.30	1.05	0.82	11.10	0.00	0.03
VAL1055	180.20	181.35	1.15	0.90	3.90	0.00	0.94
VAL1056	152.45	154.75	2.30	2.19	8.23	7.40	0.04
VAL1057	233.95	234.70	0.75	0.65	6.57	3.00	0.05
Val1058	221.70	223.00	1.30	1.20	4.17	0.00	0.34
Val1059	245.40	251.85	6.45	6.39	50.98	1.71	0.55
Val1060	228.80	242.80	14.00	13.30	16.41	3.00	0.53
including 1	230.70	235.90	5.20	4.94	32.34	3.10	0.24
including 2	237.70	242.80	5.10	4.85	10.40	3.20	0.84
including 2.1	240.30	242.80	2.50	2.38	17.08	4.50	1.09
Val 1061	336.30	338.60	2.30	2.09	8.46	6.96	0.16
including	337.40	338.60	1.20	1.09	12.40	6.00	0.09
Val1062	335.70	340.50	4.80	4.32	1.52	36.00	5.22
including 1	335.70	336.40	0.70	0.63	5.20	81.00	13.70
Val1063	153.75	159.20	5.45	4.91	4.43	0.60	0.04
including 1	153.75	155.00	1.25	1.13	9.73	0.80	0.04
including 2	157.45	159.20	1.75	1.58	5.87	2.00	0.02
Val1063	165.25	166.75	1.50	1.35	3.24	10.00	0.19
Val1063	182.40	183.70	1.30	1.17	25.17	4.80	0.04
Val 1064	125.05	125.90	0.85	0.68	3.77	2.00	0.16
Val 1064	136.20	137.20	1.00	0.80	6.93	7.00	0.38
Val 1065	100.80	104.10	3.30	2.81	5.77	12.60	0.30
including 1	102.50	104.10	1.60	1.36	7.40	25.00	0.39
Val 1065	112.85	114.60	1.75	1.49	5.93	43.00	2.34
Val1066	195.10	212.90	17.80	15.13	9.38	5.80	0.18


including 1	195.10	196.90	1.80	1.53	11.47	3.00	0.11
including 2	198.80	200.95	2.15	1.83	10.02	6.10	0.06
including 3	201.40	204.90	3.50	2.98	7.73	7.40	0.28
including 4	206.90	209.10	2.20	1.87	25.97	11.00	0.15
including 5	210.40	212.90	2.50	2.13	13.00	9.00	0.08
Val1066	225.45	229.10	3.65	3.10	9.57	2.41	0.09
including 1	225.45	227.60	2.15	1.83	9.60	2.00	0.09
including 2	228.15	229.10	0.95	0.81	14.33	3.00	0.06
Val1067	118.20	134.85	16.65	15.32	4.16	4.80	0.21
including 1	118.20	121.20	3.00	2.76	8.53	5.43	0.09
including 2	132.05	134.85	2.80	2.58	10.41	2.43	0.07
Val1067	171.75	179.70	7.95	2.39	5.39	0.70	0.12
including 1	176.05	179.70	3.65	1.09	6.67	1.00	0.07
Val1067	185.90	192.50	6.60	1.98	6.84	0.65	0.12
including 1	185.90	187.40	1.50	0.45	11.40	0.00	0.01
including 2	190.20	192.50	2.30	0.69	11.95	1.87	0.17
Val1067	225.90	228.60	2.70	0.81	30.30	1.30	0.07
Val1067	236.60	237.80	1.20	0.36	16.93	9.00	0.17
Val 1069	152.45	157.65	5.20	4.16	8.38	9.10	0.07
including	152.45	156.00	3.55	2.84	10.19	9.60	0.06
Val1069	195.95	197.85	1.90	1.52	15.87	2.00	0.03
VAL 1071	251.35	263.10	11.75	11.05	8.01	4.40	0.23
including 1	250.50	260.35	9.85	9.26	6.32	4.20	0.22
including 1.1	251.35	252.25	0.90	0.85	6.10	5.00	0.11
including 1.2	254.25	255.65	1.40	1.32	5.07	6.00	0.26
including 1.3	257.60	260.35	2.75	2.59	12.04	4.10	0.50
including 2	262.30	263.10	0.80	0.75	46.00	16.00	0.49
VAL 1072	247.00	247.80	0.80	0.72	10.87	0.00	0.19
VAL 1073	246.95	248.45	1.50	1.29	3.83	0.00	0.00
VAL 1073	291.20	292.25	1.05	0.90	3.14	9.00	0.03
VAL 1073	300.30	301.70	1.40	1.20	3.60	10.00	0.02
VAL 1074	48.85	95.75	46.90		2.16	19.00	0.64
including 1	51.30	58.30	7.00		3.01	25.00	0.97
including 2	88.00	95.75	7.75		4.13	33.00	1.00
VAL 1074	180.40	183.95	3.55	3.23	3.94	10.00	0.15
including 1	180.40	182.00	1.60	1.46	6.53	5.00	0.00
VAL 1074	220.20	231.20	11.00	10.01	5.80	5.46	0.42
including 1	220.20	221.95	1.75	1.59	32.80	31.00	1.50
including 2	230.55	231.20	0.65	0.59	6.20	9.00	2.79


Appendix C
Significant Intersections in the Black Skarn North



Intercepts Black Skarn North							
Drillhole	From	To	Thickness(T) (meters)	True Width(m)TW	Gold g Au/t	Silver g Ag/.t	Cu(%)
VAL163	452.70	455.65	2.95	2.83	7.14	NA	0.75
Including	453.60	455.65	2.05	1.97	9.50	NA	1.00
VAL163	463.10	464.20	1.10	1.06	8.20	NA	0.92
VAL163	484.00	500.00	16.00	15.36	2.54	NA	0.30
including 1	484.00	486.55	2.55	2.45	4.34	NA	0.98
including 2	487.80	489.30	1.50	1.44	3.11	NA	0.40
including 3	494.50	495.80	1.30	1.25	3.73	NA	0.13
including 4	496.30	500.00	3.70	3.55	3.94	NA	0.02
including 4.1	496.30	498.00	1.70	1.63	5.43	NA	0.01
VAL1001	200.00	201.50	1.50	1.44	3.13	10.9	0.27
VAL1001	215.60	261.90	46.30	44.45	3.21	8.9	0.54
Including1	215.60	217.20	1.60	1.54	8.07	7.2	0.20
Including2	227.30	234.90	7.60	7.30	10.17	36.2	2.45
Including2.1	227.30	229.40	2.10	2.02	10.12	11.3	0.59
Including2.2	231.90	234.90	3.00	2.88	18.46	82.0	5.73
Including 3	248.75	253.55	4.80	4.61	4.01	2.6	0.17
Including 3.1	252.95	253.55	0.60	0.58	7.30	17.5	1.15
VAL1005	149.70	162.50	12.80	1.66	11.57	0.2	0.06
Including 1	149.70	155.20	5.50	0.72	25.01	0.0	0.04
Including 2	159.65	162.50	2.85	0.37	3.17	1.0	0.09
VAL1005	219.95	222.60	2.65	2.07	4.04	21.7	0.46
VAL1005	343.75	394.45	50.70	39.55	2.95	9.4	0.60
Including 1	343.75	355.70	11.95	9.32	3.70	18.2	1.12
including 1.1	343.75	345.75	2.00	1.56	4.00	29.2	2.34
including 1.2	347.75	351.00	3.25	2.54	5.86	24.9	1.43
Including 1.2.1	349.45	351.00	1.55	1.21	8.73	31.2	2.23
Including 1.3	354.30	355.70	1.40	1.09	4.13	10.3	0.27
Including 2	376.95	378.90	1.95	1.52	4.20	14.8	0.98
Including 3	383.05	384.20	1.15	0.90	42.00	7.2	0.11
Including 4	390.75	392.60	1.85	1.44	4.63	13.5	0.87
VAL1017	177.85	184.95	7.10	6.89	6.83	30.6	0.64
including 1	177.85	179.20	1.35	1.31	12.53	23.0	1.40
including 2	181.05	184.95	3.90	3.78	6.57	22.1	0.43
VAL1017	283.25	284.55	1.30	1.26	4.93	5.0	0.12
VAL1033	115.75	118.35	2.60	2.39	7.03	0.0	0.05
Including	115.75	117.05	1.30	1.20	10.80	0.0	0.05
VAL1033	179.05	180.80	1.75	1.61	3.92	0.0	0.09


VAL1033	309.40	312.85	3.45	3.17	3.94	18.2	0.49
VAL1033	319.20	324.00	4.80	4.42	30.06	23.3	1.55
Including	320.90	324.00	3.10	2.85	44.75	11.0	0.15
VAL1033	335.50	336.60	1.10	1.01	3.40	0.0	0.05
VAL1033	344.30	345.20	0.90	0.83	3.25	23.0	2.60
VAL1033	355.60	357.20	1.60	1.47	3.90	6.0	0.09
VAL1033	381.45	383.10	1.65	1.52	4.10	8.0	0.00
VAL1035	340.55	343.20	2.65		3.43	3.6	0.04
VAL1038	291.80	293.20	1.40	0.63	3.40	19.0	0.39
VAL1038	324.40	360.50	36.10	16.25	8.09	66.1	1.63
including 1	324.40	325.15	0.75	0.34	4.63	41.0	1.30
including 2	327.50	337.20	9.70	4.37	17.38	54.5	2.46
including 3	348.30	353.05	4.75	2.14	5.59	213.2	3.39
including 3.1	349.75	353.05	3.30	1.49	6.76	292.4	4.08
including 4	358.00	360.50	2.50	1.13	29.86	52.0	1.30
VAL1041X	165.05	166.40	1.35	0.67	24.57	120.0	2.68
VAL1041X	229.70	232.60	2.90	1.45	3.76	65.9	0.06
Including	229.70	230.35	0.65	0.33	5.60	182.0	0.07
VAL1042X	106.50	107.00	0.50	0.15	14.43	2.0	0.03
VAL1042X	236.55	260.50	23.95	7.19	3.57	19.1	0.11
Including 1	236.55	238.40	1.85	0.55	10.84	30.0	0.21
Including 2	239.70	240.75	1.05	0.32	4.33	20.0	0.01
Including 3	248.90	254.40	5.50	1.65	4.97	12.1	0.19
Including 3.1	251.30	254.40	3.10	0.93	6.23	11.0	0.30
Including 4	258.40	260.50	2.10	0.63	7.54	63.5	0.46
VAL1042X	264.95	266.05	1.10	0.66	8.03	17.0	0.12
VAL1042X	302.60	302.95	0.35	0.21	3.90	0.0	0.00
VAL1042X	314.65	315.35	0.70	0.42	3.50	0.0	0.39
VAL1042X	320.55	330.15	9.60	5.76	3.35	0.2	0.34
Including 1	320.55	322.20	1.65	0.99	7.13	0.0	0.37
Including 2	327.40	328.30	0.90	0.54	10.87	2.0	1.51
VAL1042X	338.90	340.20	1.30	0.78	9.00	25.0	0.33
VAL1042X	345.15	346.95	1.80	1.08	3.37	11.0	0.00
VAL1042X	350.10	352.30	2.20	1.32	7.36	2.4	0.00
Including 1	350.10	351.65	1.55	0.93	8.43	0.0	0.00
VAL1043X	186.50	187.50	1.00	0.87	3.17	9.0	0.13
VAL1043X	192.80	195.60	2.80	2.44	3.08	19.9	1.16
Including	192.80	193.30	0.50	0.44	3.28	28.0	2.73
VAL1043X	212.30	214.45	2.15	1.87	12.66	18.8	0.88
Including	213.65	214.45	0.80	0.70	25.80	27.0	1.54


VAL1043X	225.55	226.75	1.20	1.04	3.13	11.0	0.15
VAL1043X	227.15	228.20	1.05	0.91	3.01	15.0	0.27
VAL1044X	157.25	158.25	1.00	0.93	4.76	27.0	0.46
VAL1044X	178.90	179.75	0.85	0.79	12.60	0.0	0.74
VAL1045X	170.10	200.70	30.60	28.46	2.19	9.3	0.62
including 1	170.10	177.20	7.10	6.60	4.37	12.7	0.32
including 1.1	173.30	177.20	3.90	3.63	6.93	10.0	0.22
including 2	181.10	183.80	2.70	2.51	2.27	12.0	0.80
including 3	192.60	196.85	4.25	3.95	3.20	10.4	1.10
including 3.1	193.45	195.15	1.70	1.58	4.47	8.0	0.70
VAL1045X	282.25	283.50	1.25	1.16	3.83	10.0	0.39
VAL1046X	180.80	181.25	0.45	0.43	28.10	35.0	1.73
VAL1046X	188.35	195.10	6.75	6.48	5.79	37.6	1.15
including 1	188.35	189.05	0.70	0.67	28.73	75.0	3.59
including 2	190.10	192.50	2.40	2.30	5.18	24.8	0.85
including 2.1	191.85	192.50	0.65	0.62	6.30	27.0	0.68
VAL1046X	199.00	201.95	2.95	2.83	3.98	13.2	0.35
VAL1046X	224.60	225.55	0.95	0.91	7.73	20.0	0.72
VAL1047X	206.90	209.00	2.10	1.70	4.83	9.0	0.23
VAL1047X	211.10	213.00	1.60	1.30	3.77	8.0	0.22
VAL1047X	218.90	220.50	1.60	1.30	3.50	8.0	0.06
VAL1047X	241.25	242.70	1.45	1.17	5.53	20.0	0.43
VAL1047X	247.50	249.60	2.10	1.70	3.27	3.0	0.11
VAL1047X	255.60	261.15	5.55	4.50	3.32	3.3	0.12
VAL1047X	278.80	279.85	1.05	0.85	3.43	38.0	0.26
VAL1047X	283.80	286.55	2.75	2.23	5.72	60.6	0.36
VAL1048X	185.85	191.85	6.00	5.64	3.93	20.3	0.61
Including 1	185.85	187.85	2.00	1.88	3.39	21.0	0.91
Including 2	189.75	191.85	2.10	1.97	6.00	31.0	0.65
VAL1048X	226.05	228.50	2.45	2.30	3.83	16.7	0.72
VAL1049X	322.95	329.00	6.05	4.66	2.55	35.8	0.51
including 1	322.95	324.35	1.40	1.08	3.00	40.0	0.40
including 2	327.95	329.00	1.05	0.81	3.19	50.0	1.31
VAL1049X	344.80	345.60	0.80	0.62	3.93	40.0	0.49
VAL1050X	307.50	313.25	5.75	3.16	5.17	39.1	1.30
Including	310.90	312.15	1.25	0.69	15.43	100.0	4.27
VAL1050X	319.60	321.60	2.00	1.10	3.30	20.0	0.51
VAL1050X	330.00	332.05	2.05	1.13	3.26	70.0	0.56


VAL1074	51.30	95.75	44.45	27.56	2.21	18.4	0.67
including 1	51.30	58.30	7.00	4.34	3.01	35.4	0.97
including 1.1	51.30	52.55	1.25	0.78	3.60	40.0	2.22
including 2	55.00	58.30	3.30	2.05	3.40	37.0	0.77
including 3	64.70	66.20	1.50	0.93	4.30	15.0	0.86
including 4	84.20	85.50	1.30	0.81	3.73	33.0	1.26
including 5	88.00	88.50	0.50	0.31	3.15	14.0	0.93
including 6	89.90	95.75	5.85	3.63	4.94	39.9	1.15
including 6.1	89.90	92.45	2.55	1.58	7.53	70.5	2.11
including 6.2	94.30	95.75	1.45	0.90	5.07	23.0	0.57
VAL1074	180.40	182.00	1.60		6.53	5.0	0.00
VAL1074	220.20	221.95	1.75		32.80	31.0	0.01
VAL1074	230.55	231.20	0.65		6.20	9.0	0.00
VAL1075	63.25	64.4	1.15	1.05	5.83	13.0	0.25